Exhibit 99.2

Ministry of Public and Business Service Delivery Ministère des Services au public et aux entreprises

Certificate of Arrangement	Certificat d’arrangement

Business Corporations Act	Loi sur les sociétés par actions

BROOKFIELD ASSET MANAGEMENT INC.

Corporation Name / Dénomination sociale

1644037

Ontario Corporation Number / Numéro de société de l’Ontario

This is to certify that these articles are effective on	La présente vise à attester que ces statuts entreront en vigueur le

December 09, 2022 / 09 décembre 2022

Director / Directeur

Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Arrangement is not complete without the Articles of Arrangement	Le certificat d’arrangement n’est pas complet s’il ne contient pas les statuts d’arrangement
Certified a true copy of the record of the Ministry of Public and Business Service Delivery.	Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.
Director/Registrar	Directeur ou registrateur

BCA – Articles of Arrangement - BROOKFIELD ASSET MANAGEMENT INC. - OCN:1644037 - December 09, 2022

Ministry of Public and Business Service Delivery

Articles of Arrangement

Business Corporations Act

Corporation Name (Date of Incorporation/Amalgamation)

BROOKFIELD ASSET MANAGEMENT INC. (January 01, 2005)

1. The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the Business Corporations Act

2. A copy of the plan of arrangement is attached to these articles as Exhibit “A”

3. The arrangement was approved by the court and a certified copy of the Order of the court is attached to these articles as Exhibit “B”

4. The terms and conditions of the arrangement, if any, have been complied with in accordance with the order.

The articles have been properly executed by the required person(s).

The endorsed Articles of Arrangement are not complete without the Certificate of Arrangement.
Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 1 of 3

BCA – Articles of Arrangement - BROOKFIELD ASSET MANAGEMENT INC. - OCN:1644037 - December 09, 2022

Supporting Document -Exhibit “A”—Copy of the plan of Arrangement

The endorsed Articles of Arrangement are not complete without the Certificate of Arrangement.
Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 2 of 3

BCA – Articles of Arrangement - BROOKFIELD ASSET MANAGEMENT INC. - OCN:1644037 - December 09, 2022

Supporting Document -Exhibit “B”—A certified copy of the Order of the court

The endorsed Articles of Arrangement are not complete without the Certificate of Arrangement.
Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 3 of 3

EXHIBIT A

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“ACB” means “adjusted cost base” as defined in section 54 of the Tax Act.

“Aggregate Ordinary Stated Capital” means the amount equal to the aggregate stated capital of each class or series of issued and outstanding shares in the capital of Corporation (other than Corporation Class A Preference Shares, Series 17, Corporation Class A Preference Shares, Series 18, Corporation Class A Preference Shares, Series 36 and Corporation Class A Preference Shares, Series 37) immediately before the Corporation Capital Reorganization.

“Applicable Fraction ” means, for each series of Corporation Affected Preference Shares, the quotient, expressed as a decimal, obtained by dividing: (i) the redemption price of the applicable series of Corporation Affected Preference Shares by (ii) the weighted average trading price of the Corporation Class A Shares on the TSX for a five trading day period ending prior to the date on which the Articles of Arrangement are filed with the Director.

“Applicable Law” means in respect of any person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Arrangement” means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of this Arrangement Agreement or made at the direction of the Court.

“Arrangement Agreement ” means the arrangement agreement dated September 23, 2022 between the Corporation, the Manager, the Asset Management Company and Subco (including the schedules thereto), as amended or supplemented in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix “A” to the Circular.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, to be filed with the OBCA Director pursuant to Section 183(1) of the OBCA after the Final Order is made, which shall include the Plan of Arrangement.

“Asset Management Company” means Brookfield Asset Management ULC, an unlimited liability company governed under the laws of British Columbia.

“Asset Management Company Shares” means common shares of the Asset Management Company.

“Award Schedule” means the schedule of Manager Escrowed Shares to be transferred by the Manager to Participants pursuant to the Manager Escrowed Stock Plan, in the form approved by the Manager Board.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in Ontario, when banks are generally open for the transaction of business in Toronto, Ontario.

“Butterfly Class A Shares” has the meaning given in paragraph 3.1(c)(vii) of this Plan of Arrangement.

“Butterfly Class B Shares” has the meaning given in paragraph 3.1(c)(viii) of this Plan of Arrangement.

“Butterfly Class C Shares” has the meaning given in paragraph 3.1(c)(ix) of this Plan of Arrangement.

“Butterfly Class D Shares” has the meaning given in paragraph 3.1(c)(x) of this Plan of Arrangement.

“Butterfly Proportion” means the quotient (expressed as a decimal) obtained by dividing: (i) the Net Fair Market Value of the Spin-off Distribution Property; by (ii) the Net Fair Market Value of all property owned by the Corporation immediately before the Manager Share Exchange, determined, in each case, immediately before the Spin-off Distribution.

“Butterfly Shares” means Butterfly Class A Shares, Butterfly Class B Shares, Butterfly Class C Shares and/or Butterfly Class D Shares.

“Circular” means the management information circular of the Corporation, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the Corporation Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

“Control ” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning.

“Corporation” means Brookfield Asset Management Inc., a corporation governed under the laws of Ontario.

“Corporation Affected Preference Share Reorganization” has the meaning given in subsection 3.1(d) of this Plan of Arrangement.

“Corporation Affected Preference Shareholder” means a holder of a Corporation Affected Preference Share at the applicable time.

“Corporation Affected Preference Shares” means the Corporation Class A Preference Shares, Series 8 and Corporation Class A Preference Shares, Series 9 and a reference to a series of Corporation Affected Preference Shares is a reference to the applicable series of Corporation Class A Preference Shares.

“Corporation Capital Reorganization” has the meaning given in subsection 3.1(f) of this Plan of Arrangement.

“Corporation Class A Preference Shares” means the Class A Preference Shares in the capital of the Corporation, issuable in series.

“Corporation Class A Shareholder” means a holder of a Corporation Class A Share at the applicable time.

“Corporation Class A Shares” means the Class A Limited Voting Shares in the capital of the Corporation.

“Corporation Class B Shareholder” means a holder of a Corporation Class B Share at the applicable time.

“Corporation Class B Shares” means the Class B Limited Voting Shares in the capital of the Corporation.

“Corporation Class C Shares” has the meaning given in paragraph 3.1(c)(i) of this Plan of Arrangement.

“Corporation Class D Shares” has the meaning given in paragraph 3.1(c)(ii) of this Plan of Arrangement.

“Corporation DSU” means a deferred share unit of the Corporation awarded pursuant to a Corporation DSUP.

“Corporation DSUPs” means the deferred share unit plans of the Corporation.

“Corporation Escrowed Share” means an award of a non-voting common share of one or more private companies pursuant to the Corporation Escrowed Stock Plan.

“Corporation Escrowed Stock Plan” means the escrowed stock plan of the Corporation.

“Corporation Exercise Price Proportion” means the quotient expressed as a decimal obtained by dividing A by B where:

(a)

“A” is the volume-weighted average trading price of one Corporation Class A Share on the NYSE for a five-day trading period commencing on the date the Corporation Class A Shares commence trading on the NYSE on an ex-dividend basis with respect to the Arrangement; and

(b)

“B” is the sum of (x) A plus (y) the product of 0.25 and the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE.

“Corporation MSOPs” means the management share option plans of the Corporation.

“Corporation New Class A Shares” has the meaning given in paragraph 3.1(c)(iii) of this Plan of Arrangement.

“Corporation New Class B Shares” has the meaning given in paragraph 3.1(c)(iv) of this Plan of Arrangement.

“Corporation New Class C Shares” has the meaning given in paragraph 3.1(c)(v) of this Plan of Arrangement.

“Corporation New Class D Shares” has the meaning given in paragraph 3.1(c)(vi) of this Plan of Arrangement.

“Corporation New Option” means a new option granted by the Corporation to a holder of a Corporation Option in connection with the Arrangement pursuant to a Corporation MSOP.

“Corporation New Shares” means Corporation New Class A Shares, Corporation New Class B Shares, Corporation New Class C Shares and/or Corporation New Class D Shares.

“Corporation Note” means a non-interest-bearing promissory note, payable on demand, having a principal amount and FMV equal to the aggregate purchase prices of the Butterfly Shares purchased by Corporation in subsection 3.1(o) of this Plan of Arrangement.

“Corporation Option” means an option to acquire Corporation Class A Shares awarded pursuant to a Corporation MSOP.

“Corporation Plans” means, collectively, the Corporation MSOPs, Corporation DSUPs, Corporation Restricted Stock Plans, Corporation RSUP and Corporation Escrowed Stock Plan.

“Corporation Restricted Share” means a restricted Corporation Class A Share awarded pursuant to a Corporation Restricted Stock Plan.

“Corporation Restricted Stock Plans” means the restricted stock plans of the Corporation.

“Corporation RSU” means a restricted share unit awarded pursuant to the Corporation RSUP.

“Corporation RSUP” means the restricted share unit plan of the Corporation.

“Corporation Series 51 Shares” has the meaning given in paragraph 3.1(c)(xi) of this Plan of Arrangement.

“Corporation Series 52 Shares” has the meaning given in paragraph 3.1(c)(xii) of this Plan of Arrangement.

“Corporation Shareholders” means the Corporation Class A Shareholders, the Corporation Class B Shareholders and the Corporation Affected Preference Shareholders at the applicable time.

“Corporation Spin-off Butterfly” means the transactions described in subsections 3.1(c) to 3.1(w) of this Plan of Arrangement.

“Corporation Tracking DSU Plan” means a deferred share unit plan in respect of DSUco.

“Court” means the Ontario Superior Court of Justice.

“Depositary” means TSX Trust Company or such other Person as the Corporation may agree to appoint to act as depositary for the Corporation Affected Preference Shares in relation to the Arrangement.

“Distribution Record Date” means the record date established by the Corporation for the Arrangement.

“DRS” means direct registration system.

“DSUco” is a private company Subsidiary of the Corporation.

“DSUco Schedule” means the schedule of Manager Class A Shares to be purchased by DSUco pursuant to subsection 3.1(aa) of this Plan of Arrangement, in the form approved by the board of directors of DSUco as constituted from time to time.

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement.

“Effective Time” means 5:00 p.m. Toronto local time on the Effective Date, or such other time as may be determined by the Corporation as shown on the Certificate of Arrangement.

“Electing Holder” means a holder of Corporation Class A Shares that has duly completed a Letter of Transmittal and Election Form (as determined in the sole discretion of the Corporation) in which it has indicated that the holder satisfies either of the following (a) for purposes of the Tax Act, and at all relevant times, it is not and is not deemed to be resident in Canada and does not use or hold, is not deemed to use or hold or will not be deemed to use or hold Corporation Class A Shares in carrying on a business in Canada or (b) it is exempt from income tax under the Tax Act.

“eligible dividend” means “eligible dividend” as defined in subsection 89(1) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation).

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Final Order” means the final order of the Court or, if appealed, the final order of, or affirmed an appellate court, approving the Arrangement, pursuant to Section 182 of the OBCA, as it may be amended or affirmed prior to the Effective Time by the Court or an appellate court, as the case may be.

“FMV” means fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interim Order” means the interim order of the Court in respect of the Arrangement, as it may be varied or amended, as contemplated by Section 2.3 of the Arrangement Agreement.

“Letter of Transmittal” means a letter of transmittal to be completed by holders of Corporation Affected Preference Shares in connection with the Arrangement.

“Letter of Transmittal and Election Form” mean a letter of transmittal and election form to be completed by holders of Corporation Class A Shares in connection with the Arrangement.

“Manager” means Brookfield Asset Management Ltd., a corporation governed by the laws of British Columbia.

“Manager Board” means the board of directors of the Manager as constituted from time to time.

“Manager Class A Shares” means the Class A Limited Voting Shares in the capital of the Manager.

“Manager Class B Shares” means the Class B Limited Voting Shares in the capital of the Manager.

“Manager Escrowed Share” means a non-voting common share of a Manager ESPco.

“Manager Escrowed Share Transfer Documentation” means the documents giving effect to subsections 3.1(cc), 3.1(dd) and 3.1(ee) of this Plan of Arrangement.

“Manager Escrowed Stock Plan” means the escrowed stock plan of the Manager adopted in connection with the Arrangement.

“Manager ESPco” means a private company whose non-voting common shares are awarded to Participants pursuant to the Manager Escrowed Stock Plan.

“Manager ESPco Schedule” means the schedule of share transfers occurring pursuant to subsections 3.1(bb), 3.1(cc) and 3.1(dd) of this Plan of Arrangement, in the form approved by the Manager Board.

“Manager Exercise Price Proportion” means the quotient expressed as a decimal obtained by dividing A by B where:

(a)

“A” is the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE; and

(b)

“B” is the sum of (x) the product of 0.25 and A and (y) the volume-weighted average trading price of one Corporation Class A Share on the NYSE for a five-day trading period commencing on the date the Corporation Class A Shares commence trading on the NYSE on an ex-dividend basis with respect to the Arrangement.

“Manager MSOP” means the management share option plan of the Manager adopted in connection with the Arrangement.

“Manager Option” means an option to acquire Manager Class A Shares pursuant to the Manager MSOP and granted by the Manager to a holder of a Corporation Option in connection with the Arrangement.

“Manager Restricted Share” means a restricted Manager Class A Share awarded pursuant to a Manager Restricted Stock Plan.

“Manager Restricted Stock Plans” means the restricted stock plans of the Manager adopted in connection with the Arrangement.

“Manager Share Exchange” has the meaning given in subsection 3.1(j) of this Plan of Arrangement.

“Manager Shares” means the Manager Class A Shares, Manager Class B Shares and/or Manager Special Limited Voting Shares.

“Manager Special Limited Voting Shares” means the Special Shares, Series 1 in the capital of the Manager.

“Manager Subco” means a private company whose non-voting common shares are indirectly held by Participants in connection with the Manager Escrowed Stock Plan.

“Manager Subco Share” means a non-voting common share of a Manager Subco.

“Manager Tracking DSU” means a deferred share unit awarded pursuant to the Corporation Tracking DSU Plan, which tracks the value of a Manager Class A Share.

“Manager ULC” means a private unlimited liability company governed under the laws of British Columbia that is involved in granting awards pursuant to the Manager Escrowed Stock Plan. Solely for U.S. federal income tax purposes, Manager ULC will elect pursuant to Treasury Regulations section 301.7701-3 to be disregarded as separate from its owner.

“Meeting” means the special meeting of Corporation Shareholders (including an adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve the Arrangement Resolution and the other matters set out in the notice of meeting accompanying the Circular.

“Net Fair Market Value” means, in respect of any property, the net FMV of that property determined on a consolidated basis in accordance with all administrative policies of the CRA in effect at the Effective Time and, in determining Net Fair Market Value, the following principles will apply:

(a)

any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one (1) year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario).

“OBCA Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Participant” means a Person who is awarded Manager Escrowed Shares pursuant to the Manager Escrowed Stock Plan.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means this plan of arrangement, as amended, varied or supplemented in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the direction of the Court.

“PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act.

“Registered Shareholder” means a Corporation Shareholder whose name is set out in the register of Corporation maintained by the Transfer Agent.

“Spin-off Distribution” has the meaning given in subsection 3.1(l) of this Plan of Arrangement.

“Spin- off Distribution Property” means (a) that number of the Asset Management Company Shares owned by the Corporation immediately prior to the Spin-off Distribution representing 25% of the issued and outstanding Asset Management Company Shares; (b) a debt receivable of the Asset Management Company owned by Corporation immediately prior to the Spin-off Distribution; and (c) shares of/interests in each of Brookfield Manager (Canada) Employee Ltd., Brookfield UK Employee Co Limited, Brookfield Manager (US) Employee LLC, Brookfield Investment Management Australia Pty Ltd. and Brookfield Manager (DIFC) Employee Management Limited.

“Subco” means 2451634 Alberta Inc., a company governed by the laws of Alberta.

“Subco Note” means a non-interest-bearing promissory note, payable on demand, having a principal amount and FMV equal to the aggregate purchase price of the Subco Shares purchased by Subco in subsection 3.1(m) of this Plan of Arrangement.

“Subco Shares” means the common shares in the capital of Subco.

“Subsidiary” means, at a particular time, a Person Controlled, directly or indirectly, by another Person.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp) C.1, as amended, including the regulations promulgated thereunder.

“Taxable Canadian Holder” means any holder other than an Electing Holder.

“Transfer Agent” means TSX Trust Company, the Corporation’s and the Manager’s transfer agent.

“Transferred Multiple ” means the quotient (expressed as a decimal) obtained by dividing: (i) the Butterfly Proportion by (ii) one (1) minus the Butterfly Proportion.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933 as amended, and the rules and regulations promulgated thereunder.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular shall include the plural and vice versa, (b) words importing the use of either gender shall include both genders and neuter, (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”, and (d) the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of Canada. If an amount is required to be converted from or into another currency, the conversion will be effected using an exchange rate chosen by the Corporation.

1.7	Calculations

If an amount is to be expressed as a decimal, the number will be expressed to 10 decimal places.

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

For the purposes of determining trading price, the trading price of a security using the TSX volume-weighted average trading price shall be expressed in lawful currency of Canada, and the trading price of a security using the NYSE volume-weighted average trading price shall be expressed in lawful currency of the United States.

1.8	Exhibits

The following Exhibits are attached to this Plan of Arrangement and form part hereof:

Exhibit I New Share Terms of the Corporation

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding on: (a) the Corporation, the Manager, the Asset Management Company, Subco and the Manager ESPcos; (b) all Corporation Shareholders and participants in Corporation Plans, including in their capacity as Participants and (c) the Transfer Agent, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted, each of the steps set out below shall occur in the following order without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step:

Waiver and Disclaimer by the Corporation

(a)

The Corporation irrevocably waives and disclaims its right to convert the Corporation Class A Preference Shares, Series 17, and Corporation Class A Preference Shares, Series 18, into Corporation Class A Shares with the effect that such a conversion right can no longer be exercised by the Corporation as a term of the Corporation Class A Preference Shares, Series 17, and Corporation Class A Preference Shares, Series 18.

Ordinary Course Dividends

(b)

The Corporation irrevocably declares a dividend on the Corporation Affected Preference Shares in the amount of $0.03199 per Corporation Class A Preference Share, Series 8 and $0.071575 per Corporation Class A Preference Share, Series 9.

Corporation Spin-off Butterfly

(c)

The articles of the Corporation will be amended to create and authorize the issuance (in addition to the shares that the Corporation is authorized to issue immediately before such amendment) of the following:

(i)	an unlimited number of class C non-voting common shares (the “Corporation Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(ii)	an unlimited number of class D non-voting common shares (the “Corporation Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(iii)

an unlimited number of new class A limited voting shares (the “Corporation New Class A Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(iv)

an unlimited number of new class B limited voting shares (the “Corporation New Class B Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(v)

an unlimited number of new class C non-voting common shares (the “Corporation New Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(vi)

an unlimited number of new class D non-voting common shares (the “Corporation New Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(vii)	an unlimited number of Butterfly class A common shares (the “Butterfly Class A Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(viii)	an unlimited number of Butterfly class B common shares (the “Butterfly Class B Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(ix)	an unlimited number of Butterfly class C common shares (the “Butterfly Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(x)	an unlimited number of Butterfly class D common shares (the “Butterfly Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(xi)

4,500,000 of Corporation Class A Preference Shares, series 51 (the “Corporation Series 51 Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement; and

(xii)

4,500,000 of Corporation Class A Preference Shares, series 52 (the “Corporation Series 52 Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement.

(d)

Each Corporation Affected Preference Shareholder will exchange each issued and outstanding Corporation Affected Preference Share that it owns for, in the case of the Corporation Affected Preference Shares, Series 8 the Applicable Fraction for such shares of a Corporation Class C Share and, in the case of the Corporation Affected Preference Shares, Series 9 the Applicable Fraction for such shares of a Corporation Class D Share (the “Corporation Affected Preference Share Reorganization”). In connection with the Corporation Affected Preference Share Reorganization:

(i)

the Corporation will not make a joint election under the provisions of section 85 of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) with any Corporation Shareholder; and

(ii)

the aggregate amount to be added by the Corporation to the stated capital of the Corporation Class C Shares and the Corporation Class D Shares, respectively, will be an amount equal to the aggregate PUC of the Corporation Affected Preference Shares, Series 8 and Corporation Affected Preference Shares, Series 9, respectively, immediately prior to the Corporation Affected Preference Share Reorganization.

(e)

Concurrently with the Corporation Affected Preference Share Reorganization, the Corporation Class C Shares and Corporation Class D Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(l) of this Plan of Arrangement.

(f)

Each Corporation Shareholder will exchange each issued and outstanding Corporation Class A Share, Corporation Class B Share, Corporation Class C Share and Corporation Class D Share that it owns for Corporation New Shares and Butterfly Shares (the “Corporation Capital Reorganization”) as follows:

(i)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class A Share that it owns for (i) one (1) Corporation New Class A Share and (ii) the Transferred Multiple number of Butterfly Class A Shares, and the Corporation Class A Shares so exchanged will be cancelled;

(ii)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class B Share that it owns for (i) one (1) Corporation New Class B Share and (ii) the Transferred Multiple number of Butterfly Class B Shares, and the Corporation Class B Shares so exchanged will be cancelled;

(iii)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class C Share that it owns for (i) one (1) Corporation New Class C Share and (ii) the Transferred Multiple number of Butterfly Class C Shares, and the Corporation Class C Shares so exchanged will be cancelled; and

(iv)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class D Share that it owns for (i) one (1) Corporation New Class D Share and (ii) the Transferred Multiple number of Butterfly Class D Shares, and the Corporation Class D Shares so exchanged will be cancelled.

In connection with the Corporation Capital Reorganization:

(v)

the Corporation will not make a joint election under the provisions of section 85 of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) with any Corporation Shareholder; and

(vi)

the aggregate amount to be added by the Corporation to the stated capital of each of the classes of Corporation New Shares and Butterfly Shares immediately after the Corporation Capital Reorganization will be such that the aggregate stated capital of the Butterfly Shares will be 25.1% of the Aggregate Ordinary Stated Capital and, in particular, the amount to be added to the stated capital of each of the classes of Corporation New Shares and Butterfly Shares will be:

(A)

in the case of the Corporation New Class A Shares, an amount equal to the aggregate PUC of the Corporation Class A Shares immediately prior to the Corporation Capital Reorganization, less the amount added to the stated capital of the Butterfly Class A Shares pursuant to subparagraph 3.1(f)(vi)(B) of this Plan of Arrangement;

(B)

in the case of the Butterfly Class A Shares, an amount equal to 25.1% of the Aggregate Ordinary Stated Capital, less an amount equal to the aggregate amounts added to the stated capital of the Butterfly Class B Shares, the Butterfly Class C Shares and the Butterfly Class D Shares pursuant to subparagraphs 3.1(f)(vi)(C) to

(E)	of this Plan of Arrangement;

(C)

in the case of the Corporation New Class B Shares and the Butterfly Class B Shares, an amount equal to the aggregate PUC of the Corporation Class B Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class B Shares and the Butterfly Class B Shares based on the proportion that the FMV of the Corporation New Class B Shares and the Butterfly Class B Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class B Shares and the Butterfly Class B Shares issued on the Corporation Capital Reorganization;

(D)

in the case of the Corporation New Class C Shares and the Butterfly Class C Shares, an amount equal to the aggregate PUC of the Corporation Class C Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class C Shares and the Butterfly Class C Shares based on the proportion that the FMV of the Corporation New Class C Shares and the Butterfly Class C Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class C Shares and the Butterfly Class C Shares issued on the Corporation Capital Reorganization; and

(E)

in the case of the Corporation New Class D Shares and the Butterfly Class D Shares, an amount equal to the aggregate PUC of the Corporation Class D Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class D Shares and the Butterfly Class D Shares based on the proportion that the FMV of the Corporation New Class D Shares and the Butterfly Class D Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class D Shares and the Butterfly Class D Shares issued on the Corporation Capital Reorganization.

(g)

Concurrently with the Corporation Capital Reorganization, the Corporation New Class A Shares, Butterfly Class A Shares, Corporation New Class C Shares, Butterfly Class C Shares, Corporation New Class D Shares and Butterfly Class D Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(l) of this Plan of Arrangement.

(h)	Concurrently with the Corporation Capital Reorganization, each holder of Corporation Options will dispose of all of such holder’s outstanding Corporation Options in exchange for:

(i)

an equal number of Corporation New Options with each Corporation New Option having an exercise price equal to the product of the original exercise price for the Corporation Option being exchanged and the Corporation Exercise Price Proportion; and

(ii)

that number of Manager Options equal to the product of 0.25 and the number of the holder’s outstanding Corporation Options being exchanged (with any fractional Manager Option being rounded down to the nearest whole number), with each Manager Option having an exercise price equal to the product of the original exercise price for the Corporation Option being exchanged and the Manager Exercise Price Proportion;

provided, however, that appropriate adjustments will be made to the exercise prices of the Corporation New Options and the Manager Options determined pursuant to paragraphs 3.1(h)(i) and (ii) of this Plan of Arrangement in accordance with the rules of the TSX and NYSE to ensure compliance with subsection 7(1.4) of the Tax Act (or the provisions of any corresponding applicable foreign tax legislation). A holder of Corporation Options will receive no consideration for the disposition of such Corporation Options other than the Corporation New Options and the Manager Options. The granting by the Manager of the Manager Options will be in anticipation of the Spin-off Distribution, will be granted by the Manager for and on behalf of Subco and will form part of the non-share consideration relating to such transfer. As consideration for the Manager granting the Manager Options, Subco will issue one Subco Share to the Manager and the amount to be added to the stated capital of the Subco Share so issued will be $1.00.

(i)	Concurrently with the Corporation Capital Reorganization:

(i)	each holder of Corporation DSUs will receive from the Corporation 0.25 of a Manager Tracking DSU for each Corporation DSU that it holds; and

(ii)	each holder of Corporation RSUs will receive from the Corporation that number of Corporation DSUs equal to the Transferred Multiple for each Corporation RSU that it holds.

(j)	Each holder of Butterfly Shares will transfer each Butterfly Share that it owns to the Manager in exchange for Manager Shares as follows (the “Manager Share Exchange”):

(i)	each Taxable Canadian Holder of Butterfly Class A Shares will transfer each Butterfly Class A Share it owns to the Manager in exchange for two (2) Manager Class A Shares;

(ii)	each holder of Butterfly Class B Shares will transfer each Butterfly Class B Share it owns to the Manager in exchange for two (2) Manager Class B Shares;

(iii)	each holder of Butterfly Class C Shares will transfer each Butterfly Class C Share it owns to the Manager in exchange for two (2) Manager Class A Shares;

(iv)	each holder of Butterfly Class D Shares will transfer each Butterfly Class D Share it owns to the Manager in exchange for two (2) Manager Class A Shares; and

(v)

each holder of Butterfly Class A Shares other than Taxable Canadian Holders will transfer each Butterfly Class A Share that it owns to the Manager in exchange for one (1) Manager Class A Share and one (1) Manager Special Limited Voting Share.

In connection with the Manager Share Exchange described in paragraphs 3.1(j)(i) to (iv), the aggregate amount to be added by the Manager to the stated capital of each class of Manager Shares will be an amount equal to the aggregate stated capital of the applicable class of Butterfly Shares so transferred to the Manager. In connection with the Manager Share Exchange described in paragraph 3.1(j)(v), the aggregate amount to be added by the Manager to the stated capital of (X) the Manager Class A Shares will be an amount equal to one half of the FMV of the Butterfly Class A Shares so exchanged and (Y) the Manager Special Limited Voting Shares will be an amount equal to one half of the FMV of the Butterfly Class A Shares so exchanged.

(k)

Concurrently with the issuance of the Manager Class A Shares on the Manager Share Exchange, the Manager Class A Shares and Manager Special Limited Voting Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(l) of this Plan of Arrangement.

(l)

The Corporation will transfer the Spin-off Distribution Property to Subco for a purchase price equal to its aggregate FMV (the “Spin-off Distribution”), which will be satisfied by Subco issuing 100,000,000 Subco Shares to the Corporation and the Manager having granted the Manager Options for and on behalf of Subco in subsection 3.1(h) of this Plan of Arrangement. The aggregate amount to be added by Subco to the stated capital of the Subco Shares will be an amount equal to the aggregate cost to Subco of the Spin-off Distribution Property acquired from the Corporation (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant), less the aggregate FMV of all of the Manager Options granted by the Manager as described above. The FMV of each Manager Option will be determined as the amount equal to the amount by which the FMV of the Manager Class A Share that is the subject of the particular Manager Option exceeds the exercise price of the such Manager Option, and further, and the FMV of a Manager Class A

Share issuable under a Manager Option will be determined based on the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE.

The Net Fair Market Value of the property owned by the Manager immediately after the Spin-Off Distribution will be equal to or approximate that proportion of the Net Fair Market Value of all property owned by the Corporation immediately before the Spin-off Distribution that:

(i)	the aggregate FMV of the Butterfly Shares owned by the Manager immediately before the Spin-off Distribution;

is of

(ii)	the aggregate FMV of all of the issued and outstanding shares in the capital of the Corporation immediately before the Spin-off Distribution.

The Corporation and Subco will jointly elect, in prescribed form and within the time limits referred to in subsection 85(6) of the Tax Act, to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Spin-off Distribution Property, and if applicable, the Corporation and Subco will jointly elect under the provisions of any corresponding provincial tax legislation. The agreed amount for each property specified in the subsection 85(1) election will be an amount that is not less than the greater of (X) the ACB of the particular Spin-off Distribution Property to the Corporation immediately before the transfer and (Y) the FMV of the Manager Options allocated to such property as determined by the Corporation in its sole discretion, which amount will, in respect of each property, be less than the FMV of such property at the time of the transfer.

(m)

Subco will purchase for cancellation and cancel all the 100,000,000 Subco Shares held by the Corporation for a purchase price equal to the aggregate FMV of such shares and will issue to the Corporation, as payment therefor, the Subco Note. The Corporation will accept the Subco Note as full payment of the aggregate purchase price of the Subco Shares so purchased, with the risk of this note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) to the purchase of all of the Subco Shares is hereby designated by Subco, to the extent permitted under the Tax Act (or the provisions of any corresponding applicable provincial tax legislation), as an eligible dividend.

(n)

Subco will wind up in accordance with subsection 88(1) of the Tax Act and section 211(2.1) of the Alberta Business Corporations Act and, in connection with and as a consequence thereof, will distribute all of its assets, rights and properties to the Manager, including, for clarity, all of Subco’s interest in the Spin-off Distribution Property, and all the liabilities and obligations of Subco, including the liability of Subco under the Subco Note, will be assumed by the Manager, with articles of dissolution for Subco to be filed subsequently outside of this Plan of Arrangement.

(o)

The Corporation will purchase for cancellation and cancel all of the Butterfly Shares of each class of Butterfly Shares (with the stated capital of such Butterfly Shares being equal to the aggregate stated capital additions set out in paragraph 3.1(f)(vi) of this Plan of Arrangement) held by the Manager for a purchase price equal to the aggregate FMV of shares of each respective class of Butterfly Shares and will issue to the Manager, as payment therefor, the Corporation Note. The Manager will accept the Corporation Note as full payment of the aggregate purchase price of each class of Butterfly Shares so purchased, with the risk of this note being dishonoured. The amount of any deemed dividends resulting from the application of subsection 84(3) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) to the purchase of all of the Butterfly Shares of each class of shares is hereby designated by the Corporation, to the extent permitted under the Tax Act (or the provisions of any corresponding applicable provincial tax legislation), as an eligible dividend.

(p)	In order to settle the promissory notes issued by Subco and the Corporation, the following transactions will occur simultaneously:

(i)

the Corporation will satisfy its obligations under the Corporation Note by transferring the Subco Note to the Manager and the Manager will accept the Subco Note in full satisfaction of the Corporation’s obligations under the Corporation Note; and

(ii)

the Manager will satisfy its obligations under the Subco Note by transferring the Corporation Note to the Corporation and the Corporation will accept the Corporation Note in full satisfaction of the Manager’s obligations under the Subco Note.

The Corporation Note and the Subco Note will be cancelled.

(q)	The following conversions of Corporation New Shares will occur:

(i)

Each holder of Corporation New Class A Shares will exercise the conversion rights of those shares and each Corporation New Class A Share will be converted into one (1) Corporation Class A Share. An amount equal to the stated capital of the Corporation New Class A Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class A Shares;

(ii)

Each holder of Corporation New Class B Shares will exercise the conversion rights of those shares and each Corporation New Class B Share will be converted into one (1) Corporation Class B Share. An amount equal to the stated capital of the Corporation New Class B Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class B Shares;

(iii)

Each holder of Corporation New Class C Shares will exercise the conversion rights of those shares and each Corporation New Class C Share will be converted into one (1) Corporation Class C Share. An amount equal to the stated capital of the Corporation New Class C Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class C Shares; and

(iv)

Each holder of Corporation New Class D Shares will exercise the conversion rights of those shares and each Corporation New Class D Share will be converted into one (1) Corporation Class D Share. An amount equal to the stated capital of the Corporation New Class D Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class D Shares.

(r)

Concurrently with the share conversions in subsection 3.1(q) of this Plan of Arrangement, the Corporation Class A Shares, Corporation Class C Shares and Corporation Class D Shares will, outside of this Plan of Arrangement, continue to be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

(s)

Each holder of Corporation Class C Shares will exercise the conversion rights of those shares and each Corporation Class C Share will be converted into a number of Corporation Series 51 Shares equal to the inverse of the Applicable Fraction for the Corporation Affected Preference Shares, Series 8, with the result that the aggregate number of Corporation Series 51 Shares held by each holder will be equal to the number of Corporation Affected Preference Shares, Series 8 held immediately prior to the Effective Time. An amount equal to the stated capital of the Corporation New Class C Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Series 51 Shares.

(t)

Each holder of Corporation Class D Shares will exercise the conversion rights of those shares and each Corporation Class D Share will be converted into a number of Corporation Series 52 Shares equal to the inverse of the Applicable Fraction for the Corporation Affected Preference Shares, Series 9, with the result that the aggregate number of Corporation Series 52 Shares held by each holder will be equal to the number of Corporation Affected Preference Shares, Series 9 held immediately prior to the Effective Time. An amount equal to the stated capital of the Corporation New Class D Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Series 52 Shares.

(u)

Concurrently with the share conversions in subsections 3.1(s) and 3.1(t) of this Plan of Arrangement, the Corporation Series 51 Shares and Corporation Series 52 Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

(v)

Each holder of Manager Special Limited Voting Shares will exercise the conversion rights of those shares and each Manager Special Limited Voting Share will be converted into one (1) Manager Class A Share. An amount equal to the stated capital of the Manager Special Limited Voting Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Manager Class A Shares.

(w)

Each Manager Class A Share and Manager Class B Share will be subdivided into a number of Manager Class A Shares and Manager Class B Shares, respectively, equal to the amount, expressed as a decimal, equal to the quotient of (X) one (1) divided by (Y) eight (8) times the Transferred Multiple.

Corporation Restricted Stock

(x)

The Corporation Class A Shares received by the holders of the Corporation Restricted Shares pursuant to the Corporation Spin-Off Butterfly in exchange for Corporation Restricted Shares will be subject to the Corporation Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such Corporation Restricted Shares immediately prior to the Effective Time. In addition, the Manager Class A Shares received by the holders of the Corporation Restricted Shares pursuant to the Corporation Spin-Off Butterfly in exchange for Corporation Restricted Shares will be subject to the Manager Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such Corporation Restricted Shares immediately prior to the Effective Time.

Amendment to Corporation Articles

(y)	The articles of the Corporation will be amended to delete the amendments made to the authorized capital of the Corporation pursuant to paragraphs 3.1(c)(i)- (x) of this Plan of Arrangement.

(z)	The name of the Corporation will be changed to “Brookfield Corporation”.

Manager Escrowed Stock Plan

(aa)	DSUco will purchase Manager Class A Shares from a specified holder for consideration equal to the aggregate FMV of the Manager Class A Shares so purchased, as set out in the DSUco Schedule.

(bb)

90 minutes after the Effective Time, Manager ULC will purchase Manager Class A Shares from specified holders for consideration equal to the aggregate FMV of the Manager Class A Shares so purchased, in each case as set out in the Manager ESPco Schedule.

(cc)

On the sixth Business Day after the Manager Class A Shares are listed and posted for trading on the TSX in subsection 3.1(k) of this Plan of Arrangement, at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager Subcos will purchase Manager Class A Shares from the specified Participants and will issue to the relevant Participants, as payment therefor, such number of Manager Subco Shares having an aggregate FMV equal to the purchase price of the Manager Class A Shares purchased from such Participant, in each case as set out in the Manager ESPco Schedule. Each Participant set out in the Manager ESPco Schedule will accept such Manager Subco Shares as full payment of the aggregate purchase price of the Manager Class A Shares so purchased.

(dd)

On the same date as the share transfer in subsection 3.1(cc) of this Plan of Arrangement at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager ESPcos will purchase Manager Subco Shares from the specified Participants and will issue to the relevant Participants, as payment therefor, such number of Manager Escrowed Shares having an aggregate FMV equal to the purchase price of the Manager Subco Shares purchased from such Participant, in each case as set out in the Manager ESPco Schedule. Each Participant set out in the Manager ESPco Schedule will accept such Manager Escrowed Shares as full payment of the aggregate purchase price of the Manager Subco Shares so purchased.

(ee)

On the same date as the share transfer in subsection 3.1(cc) of this Plan of Arrangement at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager will transfer Manager Escrowed Shares to Participants as a bonus, in each case as set out in the Award Schedule.

ARTICLE 4

SHARES

4.1	Registers of Holders

(a)

Upon the exchange of the Corporation Affected Preference Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Affected Preference Shares and will be deemed to be added to the registers of holders of Corporation Class C Shares or Corporation Class D Shares, as applicable, as the holder of the number of Corporation Class C Shares or Corporation Class D Shares, respectively, issued to such Corporation Affected Preference Shareholder. Upon the cancellation of the Corporation Affected Preference Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class C Shares and Corporation Class D Shares.

(b)

Upon the exchange of the Corporation Class A Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class A Shares and will be deemed to be added to the registers of holders of Corporation New Class A Shares and Butterfly Class A Shares as the holder of the number of Corporation New Class A Shares and Butterfly Class A Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class A Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class A Shares.

(c)

Upon the exchange of the Corporation Class B Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class B Shares and will be deemed to be added to the registers of holders of Corporation New Class B Shares and Butterfly Class B Shares as the holder of the number of Corporation New Class B Shares and Butterfly Class B Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class B Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class B Shares.

(d)

Upon the exchange of the Corporation Class C Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class C Shares and will be deemed to be added to the registers of holders of Corporation New Class C Shares and Butterfly Class C Shares as the holder of the number of Corporation New Class C Shares and Butterfly Class C Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class C Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class C Shares.

(e)

Upon the exchange of the Corporation Class D Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class D Shares and will be deemed to be added to the registers of holders of Corporation New Class D Shares and Butterfly Class D Shares as the holder of the number of Corporation New Class D Shares and Butterfly Class D Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class D Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class D Shares.

(f)	Upon the exchange of the Butterfly Shares pursuant to subsection 3.1(j) of this Plan of Arrangement:

(i)

the name of each relevant holder of Butterfly Class A Shares, Butterfly Class C Shares and Butterfly Class D Shares will be deemed to be removed from the registers of holders of Butterfly Class A Shares, Butterfly Class C Shares and Butterfly Class D Shares, respectively, and will be deemed to be added to the register of holders of Manager Class A Shares and, if applicable, Manager Special Limited Voting Shares as the holder of the number of Manager Class A Shares and, if applicable, Manager Special Limited Voting Shares issued to such holder of Butterfly Shares;

(ii)

the name of each relevant holder of Butterfly Class B Shares will be deemed to be removed from the register of holders of Butterfly Class B Shares and will be deemed to be added to the register of holders of Manager Class B Shares as the holder of the number of Manager Class B Shares issued to such holder of Butterfly Class B Shares; and

(iii)

the Manager will be deemed to be added to the registers of holders of Butterfly Shares as the holder of the number of Butterfly Shares received on the exchange by the Manager pursuant to subsection 3.1(j) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(g)

Upon the transfer of the Spin-off Distribution Property to Subco pursuant to subsection 3.1(l) of this Plan of Arrangement: (i) the register of holders of Asset Management Company Shares will be deemed to be revised to reflect the decrease in the number of Asset Management Company Shares owned by the Corporation as a result of the transfer, (ii) Subco will be deemed to be recorded as the registered holder of the Asset Management Company Shares so transferred on the register of holders of Asset Management Company Shares and will be deemed to be the legal and beneficial owner thereof, and (iii) the Corporation will be deemed to be added to the register of holders of Subco Shares as the holder of the number of Subco Shares issued to the Corporation pursuant to subsection 3.1(l) of this Plan of Arrangement.

(h)

Upon the purchase for cancellation of the Subco Shares pursuant to subsection 3.1(m) of this Plan of Arrangement, the Corporation will be deemed to be removed from the register of holders of Subco Shares and appropriate entries will be made in the register of holders of Subco Shares.

(i)

Upon the wind up of Subco pursuant to subsection 3.1(n) of this Plan of Arrangement, Subco will be deemed to be removed from the register of holders of Asset Management Company Shares, the Manager will be deemed to be recorded as the registered holder of the Asset Management Company Shares and will be deemed to be the legal and beneficial owner thereof and appropriate entries will be made in the register of holders of Asset Management Company Shares.

(j)

Upon the purchase for cancellation of the Butterfly Shares pursuant to subsection 3.1(o) of this Plan of Arrangement, the Manager will be deemed to be removed from the registers of holders of Butterfly Shares and appropriate entries will be made in the register of holders of Butterfly Shares.

(k)	Upon the conversions of Corporation New Shares pursuant to subsection 3.1(q) of this Plan of Arrangement:

(i)

the name of each relevant holder of Corporation New Class A Shares will be deemed to be removed from the register of holders of Corporation New Class A Shares and will be deemed to be added to the register of holders of Corporation Class A Shares as the holder of the number of Corporation Class A Shares received on the conversion by such Corporation Shareholder;

(ii)

the name of each relevant holder of Corporation New Class B Shares will be deemed to be removed from the register of holders of Corporation New Class B Shares and will be deemed to be added to the register of holders of Corporation Class B Shares as the holder of the number of Corporation Class B Shares received on the conversion by such Corporation Shareholder;

(iii)

the name of each relevant holder of Corporation New Class C Shares will be deemed to be removed from the register of holders of Corporation New Class C Shares and will be deemed to be added to the register of holders of Corporation Class C Shares as the holder of the number of Corporation Class C Shares received on the conversion by such Corporation Shareholder;

(iv)

the name of each relevant holder of Corporation New Class D Shares will be deemed to be removed from the register of holders of Corporation New Class D Shares and will be deemed to be added to the register of holders of Corporation Class D Shares as the holder of the number of Corporation Class D Shares received on the conversion by such Corporation Shareholder.

(l)

Upon the conversion of Corporation Class C Shares pursuant to subsection 3.1(s) of this Plan of Arrangement the name of each relevant holder of Corporation Class C Shares will be deemed to be removed from the register of holders of Corporation Class C Shares and will be deemed to be added to the register of holders of Corporation Series 51 Shares as the holder of the number of Corporation Series 51 Shares received on the conversion by such Corporation Shareholder.

(m)

Upon the conversion of Corporation Class D Shares pursuant to subsection 3.1(t) of this Plan of Arrangement the name of each relevant holder of Corporation Class D Shares will be deemed to be removed from the register of holders of Corporation Class D Shares and will be deemed to be added to the register of holders of Corporation Series 52 Shares as the holder of the number of Corporation Series 52 Shares received on the conversion by such Corporation Shareholder.

(n)

Upon the conversion of the Manager Special Limited Voting Shares pursuant to subsection 3.1(v) of this Plan of Arrangement, the name of each relevant holder of Manager Special Limited Voting Shares will be deemed to be removed from the register of holders of Manager Special Limited Voting Shares and will be deemed to be added to the register of holders of Manager Class A Shares as the holder of the number of Manager Special Limited Voting Shares so converted.

4.2	Deemed Fully Paid and Non-Assessable Shares

All Corporation Class A Shares, Corporation Class B Shares, Corporation Class C Shares, Corporation Class D Shares, Corporation Series 51 Shares, Corporation Series 52 Shares, Corporation New Class A Shares, Corporation New Class B Shares, Corporation New Class C Shares, Corporation New Class D Shares, Butterfly Class A Shares, Butterfly Class B Shares Butterfly Class C Shares and Butterfly Class D Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of DRS Statements

No new certificates will be issued in respect of the Corporation Class A Shares or Corporation Class B Shares. As soon as practicable following the Effective Time:

(a)

the Transfer Agent will deliver to each Registered Shareholder of Corporation Class A Shares at the close of business on the Distribution Record Date DRS statements representing the Manager Class A Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement;

(b)

the Transfer Agent will deliver to each Registered Shareholder of Corporation Class B Shares at the close of business on the Distribution Record Date DRS statements representing the Manager Class B Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement;

(c)

upon surrender to the Depositary for cancellation of a certificate and/or DRS statement which immediately prior to the Effective Time represented outstanding Corporation Affected Preference Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary or the Corporation may reasonably require, the Corporation Shareholders represented by such surrendered certificate and/or DRS statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, DRS statement(s) representing the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares; and

(d)

until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Corporation Affected Preference Shares shall be deemed after the Effective Time to represent only the right to receive the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares. Any such certificate or DRS advice formerly representing Corporation Affected Preference Shares not duly surrendered on or before the fifth (5th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Corporation Affected Preference Shares of any kind or nature against or in the Corporation. On such date, the Manager Class A Shares to which such former holder was entitled shall be deemed to have been surrendered to the Manager, or as directed by the Manager, and the Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such former holder was entitled shall be deemed to have been surrendered to the Corporation, or as directed by the Corporation, in each case by the Depositary for no consideration.

(e)

Such DRS statements will be sent by first class mail to the most recent address of the Corporation Shareholder on the lists of Registered Shareholders maintained by the Transfer Agent in respect of the Corporation Class A Shares, Corporation Class B Shares and Corporation Affected Preference Shares, as the case may be.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Corporation Affected Preference Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the

(i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement and in accordance with such holder’s duly completed and executed Letter of Transmittal, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom such Manager Class A Shares, Corporation Series 51 Shares and/or Corporation Series 52 Shares, and cash representing the dividends payable under Section 3.1(b) and, if applicable, any fractional shares are to be delivered shall as a condition precedent to the delivery of such shares and cash, give a bond satisfactory to the Corporation and the Depositary (each acting reasonably) in such sum as the Corporation may direct (acting reasonably), or otherwise indemnify the Corporation in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	No Fractional Shares

In no event shall any Corporation Shareholder be entitled to a fractional Manager Class A Share. Where the aggregate number of Manager Class A Shares to be issued to a Person as consideration under or as a result of this Arrangement would result in a fraction of a share being issuable, in lieu thereof, the holder will receive a cash payment.

5.4	Withholding Rights

Each of the Corporation and the Manager (and their transfer agents on their behalf) shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement such amounts as each of the Corporation and the Manager (and their transfer agents on their behalf) is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with Applicable Law to the appropriate Governmental Authority.

5.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

5.6	Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall apply to any and all Corporation Class A Shares, Corporation Class B Shares, Corporation Class A Preference Shares, Series 17, Corporation Class A Preference Shares, Series 18, Corporation Affected Preference Shares, Corporation Options, Corporation DSUs, Corporation Escrowed Shares and Corporation RSUs issued prior to the Effective Time;

(b)

the rights and obligations of the Registered Shareholders, holders of Corporation Options, holders of Corporation DSUs, holders of Corporation Escrowed Shares, holders of Corporation RSUs, the Corporation, Subco, the Manager and any transfer agent or other depositary of the Corporation and the Manager, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Corporation Class A Shares, Corporation Class B Shares, Corporation Affected Preference Shares, Corporation Options, Corporation DSUs, Corporation Escrowed Shares or Corporation RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Corporation reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Corporation Shareholders or former Corporation Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting, with or without any other prior notice or communication (other than as may be required under the Interim Order), and, if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of the Corporation and the Manager; (ii) it is filed with the Court; and (iii) if required by the Court, it is approved by the Corporation Shareholders voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Corporation, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Corporation Shareholder.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

EXHIBIT I – NEW SHARE TERMS OF CORPORATION

Share terms at the time of the amendments contemplated in paragraph 3.1(c) of the Plan of

Arrangement attaching to the following:

(a)	Corporation Class C Shares;

(b)	Corporation Class D Shares;

(c)	Corporation New Class A Shares;

(d)	Corporation New Class B Shares;

(e)	Corporation New Class C Shares;

(f)	Corporation New Class D Shares;

(g)	Butterfly Class A Shares;

(h)	Butterfly Class B Shares;

(i)	Butterfly Class C Shares;

(j)	Butterfly Class D Shares;

(k)	Corporation Series 51 Shares; and

(l)	Corporation Series 52 Shares.

Capitalized terms used herein without definition have the meanings given to them in the Plan of Arrangement.

The articles of the Corporation are hereby amended by:

(a)	adding to the classes and maximum number of shares that the Corporation is authorized to issue the following:

an unlimited number of Corporation Class C Shares

an unlimited number of Corporation Class D Shares

an unlimited number of Corporation New Class A Shares

an unlimited number of Corporation New Class B Shares

an unlimited number of Corporation New Class C Shares

an unlimited number of Corporation New Class D Shares

an unlimited number of Butterfly Class A Shares

an unlimited number of Butterfly Class B Shares

an unlimited number of Butterfly Class C Shares

an unlimited number of Butterfly Class D Shares

4,500,000 Class A Preference Shares, Series 51

4,500,000 Class A Preference Shares, Series 52

(b)	adding to the rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation the following:

2.	CORPORATION CLASS C SHARES

2.1	Rank

The Corporation Class C Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation Class C Shares of the amount or amounts to which they may be entitled, the holders of the Corporation Class C Shares and any other shares ranking on a parity with the Corporation Class C Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

2.2	Voting

Each holder of Corporation Class C Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting.

2.3	Conversion of Corporation Class C Shares

The Corporation Class C Shares shall be convertible into Class A Preference Shares, Series 51 on the basis of 2.4274 Class A Preference Shares, Series 51 for each Corporation Class C Share.

3.	CORPORATION CLASS D SHARES

3.1	Rank

The Corporation Class D Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation Class D Shares of the amount or amounts to which they may be entitled, the holders of the Corporation Class D Shares and any other shares ranking on a parity with the Corporation Class D Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

3.2	Voting

Each holder of Corporation Class D Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting.

3.3	Conversion of Corporation Class D Shares

The Corporation Class D Shares shall be convertible into Class A Preference Shares, Series 52 on the basis of 2.4760 Class A Preference Shares, Series 52 for each Corporation Class D Share.

4.	CORPORATION NEW CLASS A SHARES AND CORPORATION NEW CLASS B SHARES

4.1	Rank

The Corporation New Class A Shares and the Corporation New Class B Shares shall rank on a parity with each other and the Corporation Class A Shares, the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation New Class A Shares and the Corporation New Class B Shares of the amount or amounts to which they may be entitled, the holders of the Corporation New Class A Shares and the Corporation New Class B Shares and any other shares ranking on a parity with the Corporation New Class A Shares and the Corporation New Class B Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

4.2	Voting

Other than as provided below, each holder of Corporation New Class A Shares and Corporation New Class B Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) and shall be entitled to cast at any such meeting two votes per share on all matters to be approved by shareholders. If, and for so long as, there are Corporation Class A Shares and Corporation Class B Shares outstanding, holders of Corporation New Class A Shares will vote with holders of Corporation Class A Shares and holders of Corporation New Class B Shares will vote with holders of Corporation Class B Shares on all matters to be approved by shareholders (other than the election of directors). If, and for so long as, there are no Corporation Class A Shares and Corporation Class B Shares outstanding, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3 per cent of the votes cast by holders of Corporation New Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3 per cent of the votes cast by holders of Corporation New Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

4.3	Election of Directors

If, and for so long as, there are Corporation Class A Shares and Corporation Class B Shares outstanding, holders of Corporation New Class A Shares will vote with holders of Corporation Class A Shares and holders of Corporation New Class B Shares will vote with holders of Corporation Class B Shares in the election of directors. If, and for so long as, there are no Corporation Class A Shares and Corporation Class B Shares outstanding, in the election of directors, holders of Corporation New Class A Shares shall be entitled to elect one-half of the board of directors of the Corporation, provided that if holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the number of directors to be elected by holders of Corporation New Class A Shares shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Corporation New Class B Shares shall be entitled to elect the other one-half of the board of directors of the Corporation.

4.4	Conversion of Corporation New Class A Shares

The Corporation New Class A Shares shall be convertible into Corporation Class A Shares on a one-for-one basis at any time and from time to time.

4.5	Conversion of Corporation New Class B Shares

The Corporation New Class B Shares shall be convertible into Corporation Class B Shares on a one-for-one basis at any time and from time to time.

5.	CORPORATION NEW CLASS C SHARES

5.1	Rank

The Corporation New Class C Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation New Class C Shares of the amount or amounts to which they may be entitled, the holders of the Corporation New Class C Shares and any other shares ranking on a parity with the Corporation New Class C Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

5.2	Voting

Each holder of Corporation New Class C Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting.

5.3	Conversion of Corporation New Class C Shares

The Corporation New Class C Shares shall be convertible into Corporation Class C Shares on a one-for-one basis at any time and from time to time.

6.	CORPORATION NEW CLASS D SHARES

6.1	Rank

The Corporation New Class D Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation New Class D Shares of the amount or amounts to which they may be entitled, the holders of the Corporation New Class D Shares and any other shares ranking on a parity with the Corporation New Class D Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

6.2	Voting

Each holder of Corporation New Class D Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting.

6.3	Conversion of Corporation New Class D Shares

The Corporation New Class D Shares shall be convertible into Corporation Class D Shares on a one-for-one basis at any time and from time to time.

7.	BUTTERFLY CLASS A SHARES

7.1	Rank

The Butterfly Class A Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Butterfly Class A Shares of the amount or amounts to which they may be entitled, the holders of the Butterfly Class A Shares and any other shares ranking on a parity with the Butterfly Class A Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

7.2	Voting

Each holder of Butterfly Class A Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting. Notice of the time and place of any such meeting shall be sent to each holder of Butterfly Class A Shares not less than 22 days before the meeting.

8.	BUTTERFLY CLASS B SHARES

8.1	Rank

The Butterfly Class B Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Butterfly Class B Shares of the amount or amounts to which they may be entitled, the holders of the Butterfly Class B Shares and any other shares ranking on a parity with the Butterfly Class B Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

8.2	Voting

Each holder of Butterfly Class B Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting. Notice of the time and place of any such meeting shall be sent to each holder of Butterfly Class B Shares not less than 23 days before the meeting.

9.	BUTTERFLY CLASS C SHARES

9.1	Rank

The Butterfly Class C Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Butterfly Class C Shares of the amount or amounts to which they may be entitled, the holders of the Butterfly Class C Shares and any other shares ranking on a parity with the Butterfly Class C Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

9.2	Voting

Each holder of Butterfly Class C Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting. Notice of the time and place of any such meeting shall be sent to each holder of Butterfly Class C Shares not less than 24 days before the meeting.

10.	BUTTERFLY CLASS D SHARES

10.1	Rank

The Butterfly Class D Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Butterfly Class D Shares of the amount or amounts to which they may be entitled, the holders of the Butterfly Class D Shares and any other shares ranking on a parity with the Butterfly Class D Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

10.2	Voting

Each holder of Butterfly Class D Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting. Notice of the time and place of any such meeting shall be sent to each holder of Butterfly Class D Shares not less than 25 days before the meeting.

11.	CLASS A PREFERENCE SHARES, SERIES 51

The fifty-first series of Class A Preference Shares of the Corporation shall consist of 4,500,000 Class A Preference Shares designated as Cumulative Redeemable Class A Preference Shares, Series 51 (“Series 51 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Dividends

1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)

“Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series 51 Preference Shares for the preceding Month, determined in accordance with the following table:

If Calculated Trading Price Is	The Adjustment Factor as a Percentage of Prime Shall Be:

$22.44 or more	-4.00%
$22.315 and less than $22.44	-3.00%
$22.19 and less than $22.315	-2.00%
$22.065 and less than $22.19	-1.00%
Greater than $21.815 and less than $22.065	nil
Greater than $21.69 to $21.815	1.00%
Greater than $21.565 to $21.69	2.00%
Greater than $21.44 to $21.565	3.00%
$21.44 or less	4.00%

The maximum Adjustment Factor for any Month will be +4.00%.

If in any Month there is no trade on the Exchange of Series 51 Preference Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)

“Annual Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(c)	“Applicable Redemption Price” means $22.44;

(d)

“Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series 51 Preference Shares, such notice to take effect on, and to be given at least two business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and The Bank of Nova Scotia;

(e)	“Board of Directors” means the board of directors of the Corporation;

(f)	“Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(g)	“Daily Accrued Dividend Deduction” for any Trading Day means:

(i)

the product obtained by multiplying the dividend accrued on a Series 51 Preference Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one day)

divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(h)	“Daily Adjusted Trading Value” for any Trading Day means:

(i)

the aggregate dollar value of all transactions of Series 51 Preference Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(i)

“Daily Trading Volume” for any Trading Day means the aggregate number of Series 51 Preference Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(j)	“Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(k)

“Designated Percentage” for any Month means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(l)	“Dividend Payment Date” means the 12th day of each Month;

(m)	“Dividend Period” means a Month;

(n)	“Ex-Dividend Date” means:

(i)

the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Series 51 Preference Shares; or

(ii)

if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend to any Deemed Record Date for the Series 51 Preference Shares;

(o)

“Exchange” means The Toronto Stock Exchange or the Montreal Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series 51 Preference Shares;

(p)	“Month” means a calendar month;

(q)	“Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such Month;

(r)

“Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 51 Preference Shares;

(s)	“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading, or, in any other case, a business day.

1.2	General

The holders of the Series 51 Preference Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series 51 Preference Shares shall accrue on a daily basis from and including the date of issue hereof, shall be payable monthly and shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained. Payment of the dividend on the Series 51 Preference Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems available.

Dividends declared on the Series 51 Preference Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 51 Preference Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 51 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder, or in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 51 Preference Shares at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a holder of Series 51 Preference Shares shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividend to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

If on any date on which dividends are to be paid, the dividends accrued to such date are not paid in full on all of the Series 51 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends.

The holders of Series 51 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for. Dividends in respect of the Series 51 Preference Shares shall be payable monthly at the Annual Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date the dividend payable on the Series 51 Preference Shares shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $22.00 by the Annual Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series 51 Preference Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series 51 Preference Shares as contemplated by Section 2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(a)	the amount obtained by multiplying $22.00 by one-twelfth (1/12) of the Annual Dividend Rate applicable to the preceding Month by

(b)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which the number of days in that Month.

1.3	Calculation of Designated Percentage

The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series 51 Preference Shares are listed for trading or if the Series 51 Preference Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

2.	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 51 Preference Shares shall be entitled to receive $22.00 per Series 51 Preference Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Series 51 Preference Shares. Upon payment of such amounts, the holders of the Series 51 Preference Shares shall not be entitled to share in any further distribution of the assets of the Corporation.

3.	Redemption at the Option of the Corporation

Subject to applicable law and Section 5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at any time all, but not less than all, the outstanding Series 51 Preference Shares, on payment of the Applicable Redemption Price for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 51 Preference Shares to be redeemed of the intention of the Corporation to redeem such shares. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each holder of Series 51 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder as known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 51 Preference Shares to be redeemed. Such notice shall set out the number of such Series 51 Preference Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 51 Preference Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series 51 Preference Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable; from and after the date specified in any such notice, the Series 51 Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 51 Preference Shares called for redemption with a chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest, any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.	Conversion of Series 51 Preference Shares

4.1	Conversion at the Option of the Holder

Holders of Series 51 Preference Shares shall have the right, at their option, on November 1, 2026 and on November 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series 51 Preference Shares registered in their name into Series 52 Preference Shares of the Corporation on the basis of one (1) Series 52 Preference Share for each Series 51 Preference Share. The Corporation shall give notice in writing to the then holders of the Series 51 Preference Shares of the Selected Percentage (as defined in Section 2.1 of the articles of the Corporation relating to the Series 52 Preference Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in Section 2.1 of the articles of the Corporation relating to the Series 52 Preference Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 51 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

If the Corporation gives notice as provided in Section 3 to the holders of the Series 51 Preference Shares of the redemption of all the Series 51 Preference Shares, the Corporation shall not be required to give notice as provided in this Section 4.1 to the holders of the Series 51 Preference Shares of a Selected Percentage (as defined in Section 2.1 of the articles of the Corporation relating to the Series 52 Preference Shares) for the Series 52 Preference Shares, of the conversion right or of the Conversion Date and the right of any holder of Series 51 Preference Shares to convert such Series 51 Preference Shares as herein provided shall cease and terminate in that event.

Holders of Series 51 Preference Shares shall not be entitled to convert their shares into Series 52 Preference Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversation Date less than 500,000 Series 52 Preference Shares, after taking into account all Series 51 Preference Shares tendered for conversion into Series 52 Preference Shares and all Series 52 Preference Shares tendered for conversion into Series 51 Preference Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this Section 4.1, to all affected holders of Series 51 Preference Shares at least seven days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 51 Preference Shares, who have surrendered for conversion any certificate or certificates representing Series 51 Preference Shares, new certificates representing the Series 51 Preference Shares represented by any certificate or certificates surrendered as aforesaid.

4.2	Automatic Conversion

Subject to applicable law, if following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 51 Preference Shares after taking into account all Series 51 Preference Shares tendered for conversion into Series 52 Preference Shares and all Series 52 Preference Shares tendered for conversion into Series 51 Preference Shares, then, all, but not part, of the remaining outstanding Series 51 Preference Shares shall automatically be converted into Series 52 Preference Shares on the basis of one (1) Series 52 Preference Share for each Series 51 Preference Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of Section 4.1, to the holders of such remaining Series 51 Preference Shares at least seven days prior to the Conversion Date.

4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 51 Preference Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 51 Preference Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this Section 4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 51 Preference Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 51 Preference Shares represented by such certificate or certificates which have not been converted.

In the event the Corporation is required to convert all remaining outstanding Series 51 Preference Shares into Series 52 Preference Shares on the applicable Conversion Date as provided for in Section 4.2, the Series 51 Preference Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 52 Preference Shares and the holders thereof shall be deemed to be holders of Series 52 Preference Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 51 Preference Shares were transferable of the certificate or certificates representing Series 51 Preference Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 52 Preference Shares in the manner and subject to the terms and provisions as provided in this Section 4.3.

As promptly as practicable after the applicable Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 51 Preference Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 52 Preference Shares and the number of remaining Series 51 Preference Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 51 Preference Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 52 Preference Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 52 Preference Shares at such time.

The holder of any Series 51 Preference Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series 52 Preference Shares after such record date and on or before the date of the payment of such dividend. The issuance of certificates for the Series 52 Preference Shares upon the conversion of Series 51 Preference Shares shall be made without charge to the converting holders of Series 51 Preference Shares for any fee or tax in respect of the issuance of such certificates or the Series 52 Preference Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 52 Preference Shares are issued in respect of the issuance of such Series 52 Preference Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 51 Preference Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

4.4	Status of Converted Series 51 Preference Shares

All Series 51 Preference Shares converted into Series 52 Preference Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

5.	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of the outstanding Series 51 Preference Shares:

(a)

the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 51 Preference Shares) on any shares of the Corporation ranking junior to the Series 51 Preference Shares;

(b)

the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking junior to the Series 51 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 51 Preference Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series 51 Preference Shares then outstanding;

(d)

the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption or purchase obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 51 Preference Shares provided that, for greater certainty, the covenant in this Section (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 51 Preference Shares; or

(e)	the Corporation shall not issue any additional Class A Preference Shares or any shares ranking on a parity with the Series 51 Preference Shares;

unless, in each such case, all dividends on outstanding Series 51 Preference Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid. Any approval of the holders of the Series 51 Preference Shares required to be given pursuant to this Section 5 may be given in accordance with Section 9. Notwithstanding the provisions of Section 9, any approval required to be given pursuant to this Section 5 may be given by the affirmative vote of the holders of the majority of the Series 51 Preference Shares present or represented at a meeting or adjourned meeting of the holders of Series 51 Preference Shares duly called for that purpose and at which a quorum is present.

6.	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 51 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

7.	Voting Rights

The holders of Series 51 Preference Shares will not be entitled (except as otherwise permitted by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless the Corporation fails to pay twenty-four (24) dividends on the Series 51 Preference Shares, whether or not consecutive, in which case the holders of the Series 51 Preference Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one vote for each Series 51 Preference Share held (provided that when entitled to vote in the election of directors, holders of Series 51 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors), until all such arrears of dividends on the Series 51 Preference Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 7.

8.	Modifications

The provisions attaching to the Series 51 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 9.

None of the series provisions of the articles of the Corporation relating to the Series 51 Preference Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 52 Preference Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

9.	Approval of Holders of Series 51 Preference Shares

Except as otherwise provided herein, any approval of the holders of the outstanding Series 51 Preference Shares with respect to any matters requiring the consent of the holders of the Series 51 Preference Shares with respect to any matters requiring the consent of the holders of the Series 51 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the holders of outstanding Series 51 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 51 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 51 Preference Shares duly called for that purpose and at which a quorum as required by the by-laws of the Corporation is present, subject to a minimum requirement that the quorum at the meeting (other than an adjourned meeting), be at least two persons entitled to vote thereat.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 51 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 51 Preference Shares, each holder of Series 51 Preference Shares entitled to vote thereat shall have one vote in respect of each Series 51 Preference Share held.

10.	Tax Election

The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 51 Preference Shares will be required to pay tax on dividends received on the Series 51 Preference Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

11.	Mail Service Interruption

If the Board of Directors determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 51 Preference Share, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)

give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)

fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 51 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate.

12.	Notice of Annual Dividend Rate Applicable to the Series 52 Preference Shares

Within three business days of the determination of the Annual Dividend Rate (as defined in Section 2.1 of the articles of the Corporation relating to the Series 52 Preference Shares) the Corporation shall give notice thereof to the holders of the Series 51 Preference Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Québec in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

13.	Interpretation

In the provisions herein contained attaching to the Series 51 Preference Shares:

(a)

“accrued and unpaid dividends” means the aggregate of (i) all unpaid dividends on the Series 51 Preference Shares for any Dividend Period and (ii) the amount calculated as though dividends on each Series 51 Preference Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Month with respect to which the dividend was or will be, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made;

(b)

“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)

in the event that any date on which any dividend on the Series 51 Preference Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 51 Preference Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

14.	CLASS A PREFERENCE SHARES, SERIES 52

The fifty-second series of Class A Preference Shares of the Corporation shall consist of 4,500,000 Class A Preference Shares designated as Cumulative Redeemable Class A Preference Shares, Series 52 (“Series 52 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges restrictions and conditions:

1.	Dividends

1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)

“Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage for such Fixed Dividend Rate Period;

(b)	“Applicable Redemption Price” means $22.00;

(c)	“Dividend Payment Date” means the first day of each of February, May, August and November in each year;

(d)

“Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on November 1, 2001 and ending on the including October 31, 2006, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including October 31, in the fifth year immediately thereafter;

(e)

“Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

(f)

“Selected Percentage” for each Fixed Dividend Rate Period means that percentage determined by the Board of Directors as set forth in the notice of the holders of the Series 52 Preference Shares given in accordance with the provisions of Section 4.1, which rate of interest shall be not less than 80% of the Government of Canada Yield.

1.2	General

The holders of the Series 52 Preference Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by the Applicable Redemption Price, payable quarterly in respect of each 12 month period on the Dividend Payment Date (less any tax required to be deducted) and shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

Dividends declared on the Series 52 Preference Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 52 Preference Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 52 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 52 Preference Shares at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a holder of Series 52 Preference Shares shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

If on any date on which dividends are to be paid, the dividends accrued to such date are not paid in full on all of the Series 52 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends.

The holders of Series 52 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

1.3	Calculation of Annual Dividend Rate

The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage and the Government of Canada Yield in effect at 10:00 a.m. (Toronto, Ontario time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in

Canada on which the Series 52 Preference Shares are listed for trading or if the Series 52 Preference Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series 52 Preference Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Québec in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

2.	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 52 Preference Shares shall be entitled to receive the Applicable Redemption Price per Series 52 Preference Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Series 52 Preference Shares. Upon payment of such amounts, the holders of the Series 52 Preference Shares shall not be entitled to share in any further distribution of the assets of the Corporation.

3.	Redemption at the Option of the Corporation

Subject to applicable law and Section 5 hereof, upon giving notice as hereinafter provided, the Corporation may, on November 1, 2026 or on November 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series 52 Preference Shares on payment of the Applicable Redemption Price for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 52 Preference Shares to be redeemed of the intention of the Corporation to redeem such shares; any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each holder of Series 52 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 52 Preference Shares to be redeemed. Such notice shall set out the number of such Series 52 Preference Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 52 Preference Shares to be redeemed the redemption price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 52 Preference Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable; from and after the date specified in any such notice, the Series 52 Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 52 Preference Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.	Conversion of Series 52 Preference Shares

4.1	Conversion at the Option of the Holder

Holders of Series 52 Preference Shares shall have the right, at their option, on November 1, 2026 and on November 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series 52 Preference Shares registered in their name into Series 51 Preference Shares of the Corporation on the basis of one (1) Series 51 Preference Share for each Series 52 Preference Share. The Corporation shall give notice in writing to the then holders of the Series 52 Preference Shares of the Selected Percentage determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 52 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing then to the address of such holder last known to the Corporation. Such notice shall set out the Conversation Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversation Date.

If the Corporation gives notice as provided in Section 3 to the holders of the Series 52 Preference Shares of the redemption of all the Series 52 Preference Shares, the Corporation shall not be required to give notice as provided in this Section 4.1 to the holders of the Series 52 Preference Shares of a Selected Percentage, of the conversion right or of the Conversion Date and the right of any holder of Series 52 Preference Shares to convert such Series 52 Preference Shares as herein provided shall cease and terminate in that event.

Holders of Series 52 Preference Shares shall not be entitled to convert their shares into Series 51 Preference Shares if, following the close of business on the 14th day preceding a Conversation Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 51 Preference Shares after taking into account all Series 52 Preference Shares tendered for conversion into Series 51 Preference Shares and all Series 51 Preference Shares tendered for conversion into Series 52 Preference Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this Section 4.1, to all affected holders of Series 52 Preference Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 52 Preference Shares who have surrendered for conversion any certificate or certificates representing Series 52 Preference Shares, new certificates representing the Series 52 Preference Shares represented by any certificate or certificates surrendered as aforesaid.

4.2	Automatic Conversion

Subject to applicable law, if following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 52 Preference Shares after taking into account all Series 52 Preference Shares tendered for conversion into Series 51 Preference Shares and all Series 51 Preference Shares tendered for conversion into Series 52 Preference Shares, then, all, but not part, of the remaining outstanding Series 52 Preference Shares shall automatically be converted into Series 51 Preference Shares on the basis of one (1) Series 51 Preference Share for each Series 52 Preference Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of Section 4.1, to the holders of such remaining Series 52 Preference Shares at least seven (7) days prior to the Conversion Date.

4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 52 Preference Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day prior to a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 52 Preference Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this Section 4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 52 Preference Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 52 Preference Shares represented by such certificate or certificates which have not been converted.

In the event the Corporation is required to convert all remaining outstanding Series 52 Preference Shares into Series 51 Preference Shares on the applicable Conversion Date as provided for in Section 4.2, the Series 52 Preference Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 51 Preference Shares and the holders thereof shall be deemed to be holders of Series 51 Preference Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 52 Preference Shares were transferable of the certificate or certificates representing Series 52 Preference Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 51 Preference Shares in the manner and subject to the terms and provisions as provided in this Section 4.3.

As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 52 Preference Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 51 Preference Shares and the number of remaining Series 52 Preference Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 52 Preference Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 51 Preference Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 51 Preference Shares at such time.

The holder of any Series 52 Preference Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series 51 Preference Shares after such record date and on or before the date of the payment of such dividend.

The issuance of certificates for the Series 51 Preference Shares upon the conversion of Series 52 Preference Shares shall be made without charge to the converting holders of Series 52 Preference Shares for any fee or tax in respect of the issuance of such certificates or the Series 51 Preference Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 51 Preference Shares are issued in respect of the issuance of such Series 51 Preference Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the holder of the Series 52 Preference Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

4.4	Status of Converted Series 52 Preference Shares

All Series 52 Preference Shares converted into Series 51 Preference Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

5.	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of outstanding Series 52 Preference Shares:

(a)

the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 52 Preference Shares) on any shares of the Corporation ranking junior to the Series 52 Preference Shares;

(b)

the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking junior to the Series 52 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 52 Preference Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series 52 Preference Shares then outstanding;

(d)

the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption or purchase obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 52 Preference Shares provided that, for greater certainty, the covenant in this Section (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 52 Preference Shares; or

(e)	the Corporation shall not issue any additional Class A Preference Shares or any shares ranking on a parity with the Series 52 Preference Shares;

unless, in each such case, all dividends on outstanding Series 52 Preference Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid. Any approval of the holders of the Series 52 Preference Shares required to be given pursuant to Section 5 may be given in accordance with Section 9. Notwithstanding the provisions of Section 9, any approval required to be given pursuant to this Section 5 may be given by the affirmative vote of the holders of the majority of the Series 52 Preference Shares present or represented at a meeting or adjourned meeting of the holders of Series 51 Preference Shares duly called for that purpose and at which a quorum is present.

6.	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 52 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

7.	Voting Rights

The holders of Series 52 Preference Shares will not be entitled (except as otherwise permitted by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless the Corporation fails to pay eight (8) dividends on the Series 52 Preference Shares, whether or not consecutive, in which case the holders of the Series 52 Preference Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall have the right, at any such meeting, to one (1) vote for each Series 52 Preference Shares held (provided that when entitled to vote in the election of directors, holders of Series 52 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors), until all such arrears of dividends on the Series 52 Preference Shares shall have been paid whereon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 7.

8.	Modifications

The provisions attaching to the Series 52 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 9.

None of the series provisions of the articles of the Corporation relating to the Series 52 Preference Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 51 Preference Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

9.	Approval of Holders of Series 52 Preference Shares

9.1	Approval

Except as otherwise provided herein, any approval of the holders of the outstanding Series 52 Preference Shares with respect to any matters requiring the consent of the holders of the Series 52 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the holders of outstanding Series 52 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 52 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 52 Preference Shares duly called for that purpose and at which a quorum as required by the by-laws of the Corporation is present, subject to a minimum requirement that the quorum at the meeting (other than an adjourned meeting) be at least two persons entitled to vote thereat.

9.2	Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 52 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 52 Preference Shares, each holder of Series 52 Preference Shares entitled to vote thereat shall have one vote in respect of each Series 52 Preference Share held.

10.	Tax Election

The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 52 Preference Shares will be required to pay tax on dividends received on the Series 52 Preference Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

11.	Mail Service Interruption

If the Board of Directors determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 52 Preference Share, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)

give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)

fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 52 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate.

12.	Interpretation

In the provisions herein contained attaching to the Series 52 Preference Shares:

(a)

“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 52 Preference Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 52 Preference Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made;

(b)

“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)

in the event that any date on which any dividend on the Series 52 Preference Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 52 Preference Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

EXHIBIT B

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Toronto Superior Court of Justice / Cour supérieure de justice

Court File No. CV-22-00686448-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE 14th
JUSTICE CAVANAGH	)	DAY OF NOVEMBER 2022
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) R.S.O. 1990, c. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BROOKFIELD ASSET MANAGEMENT INC.

BROOKFIELD ASSET MANAGEMENT INC.

Applicant

ORDER

(ARRANGEMENT APPROVAL,

NOVEMBER 14, 2022)

THIS APPLICATION made by the Applicant, Brookfield Asset Management Inc. pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended, (the “OBCA”) was heard this day by Zoom in Toronto, Ontario.

ON READING the Notice of Application issued on September 1, 2022, the affidavit of Justin Beber sworn September 25, 2022, the supplementary affidavit of Justin Beber sworn November 9, 2022, together with the exhibits thereto, and the Interim Order of the Honourable Justice Conway dated September 28, 2022, and

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

ON HEARING the submissions of counsel for the Applicant, no-one appearing for any other person, including any shareholder of the Applicant, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule “A” to this order is an arrangement for the purposes of section 182 of the OBCA and is fair and reasonable in accordance with the requirements of that section,

1. THIS COURT ORDERS that the Arrangement, as described in the Plan of Arrangement attached as Schedule “A” to this order, shall be and is hereby approved.

2. THIS COURT ORDERS that the Applicant shall be entitled to seek leave to vary this order upon such terms upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate.

Digitally signed by
/s/ Mr. Justice Cavanagh	Mr. Justice
Cavanagh

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

SCHEDULE “A”

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“ACB” means “adjusted cost base” as defined in section 54 of the Tax Act.

“Aggregate Ordinary Stated Capital” means the amount equal to the aggregate stated capital of each class or series of issued and outstanding shares in the capital of Corporation (other than Corporation Class A Preference Shares, Series 17, Corporation Class A Preference Shares, Series 18, Corporation Class A Preference Shares, Series 36 and Corporation Class A Preference Shares, Series 37) immediately before the Corporation Capital Reorganization.

“Applicable Fraction” means, for each series of Corporation Affected Preference Shares, the quotient, expressed as a decimal, obtained by dividing: (i) the redemption price of the applicable series of Corporation Affected Preference Shares by (ii) the weighted average trading price of the Corporation Class A Shares on the TSX for a five trading day period ending prior to the date on which the Articles of Arrangement are filed with the Director.

“Applicable Law” means in respect of any person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Arrangement” means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of this Arrangement Agreement or made at the direction of the Court.

“Arrangement Agreement” means the arrangement agreement dated September 23, 2022 between the Corporation, the Manager, the Asset Management Company and Subco (including the schedules thereto), as amended or supplemented in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix “A” to the Circular.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, to be filed with the OBCA Director pursuant to Section 183(1) of the OBCA after the Final Order is made, which shall include the Plan of Arrangement.

“Asset Management Company” means Brookfield Asset Management ULC, an unlimited liability company governed under the laws of British Columbia.

“Asset Management Company Shares” means common shares of the Asset Management Company.

“Award Schedule” means the schedule of Manager Escrowed Shares to be transferred by the Manager to Participants pursuant to the Manager Escrowed Stock Plan, in the form approved by the Manager Board.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in Ontario, when banks are generally open for the transaction of business in Toronto, Ontario.

“Butterfly Class A Shares” has the meaning given in paragraph 3.1(c)(vii) of this Plan of Arrangement.

“Butterfly Class B Shares” has the meaning given in paragraph 3.1(c)(viii) of this Plan of Arrangement.

“Butterfly Class C Shares” has the meaning given in paragraph 3.1(c)(ix) of this Plan of Arrangement.

“Butterfly Class D Shares” has the meaning given in paragraph 3.1(c)(x) of this Plan of Arrangement.

“Butterfly Proportion” means the quotient (expressed as a decimal) obtained by dividing: (i) the Net Fair Market Value of the Spin-off Distribution Property; by (ii) the Net Fair Market Value of all property owned by the Corporation immediately before the Manager Share Exchange, determined, in each case, immediately before the Spin-off Distribution.

“Butterfly Shares” means Butterfly Class A Shares, Butterfly Class B Shares, Butterfly Class C Shares and/or Butterfly Class D Shares.

“Circular” means the management information circular of the Corporation, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the Corporation Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice first Person holds the voting securities only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning.

“Corporation” means Brookfield Asset Management Inc., a corporation governed under the laws of Ontario.

“Corporation Affected Preference Shareholder” means a holder of a Corporation Affected Preference Share at the applicable time.

“Corporation Affected Preference Share Reorganization” has the meaning given in subsection 3.1(d) of this Plan of Arrangement.

“Corporation Affected Preference Shares” means the Corporation Class A Preference Shares, Series 8 and Corporation Class A Preference Shares, Series 9 and a reference to a series of Corporation Affected Preference Shares is a reference to the applicable series of Corporation Class A Preference Shares.

“Corporation Capital Reorganization” has the meaning given in subsection 3.1(f) of this Plan of Arrangement.

“Corporation Class A Preference Shares” means the Class A Preference Shares in the capital of the Corporation, issuable in series.

“Corporation Class A Shareholder” means a holder of a Corporation Class A Share at the applicable time.

“Corporation Class A Shares” means the Class A Limited Voting Shares in the capital of the Corporation.

“Corporation Class B Shareholder” means a holder of a Corporation Class B Share at the applicable time.

“Corporation Class B Shares” means the Class B Limited Voting Shares in the capital of the Corporation.

“Corporation Class C Shares” has the meaning given in paragraph 3.1(c)(i) of this Plan of Arrangement.

“Corporation Class D Shares” has the meaning given in paragraph 3.1(c)(ii) of this Plan of Arrangement.

“Corporation DSU” means a deferred share unit of the Corporation awarded pursuant to a Corporation DSUP.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Corporation DSUPs” means the deferred share unit plans of the Corporation.

“Corporation Escrowed Share” means an award of a non-voting common share of one or more private companies pursuant to the Corporation Escrowed Stock Plan.

“Corporation Escrowed Stock Plan” means the escrowed stock plan of the Corporation.

“Corporation Exercise Price Proportion” means the quotient expressed as a decimal obtained by dividing A by B where:

(a)

“A” is the volume-weighted average trading price of one Corporation Class A Share on the NYSE for a five-day trading period commencing on the date the Corporation Class A Shares commence trading on the NYSE on an ex-dividend basis with respect to the Arrangement; and

(b)

“B” is the sum of (x) A plus (y) the product of 0.25 and the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE.

“Corporation MSOPs” means the management share option plans of the Corporation.

“Corporation New Class A Shares” has the meaning given in paragraph 3.1(c)(iii) of this Plan of Arrangement.

“Corporation New Class B Shares” has the meaning given in paragraph 3.1(c)(iv) of this Plan of Arrangement.

“Corporation New Class C Shares” has the meaning given in paragraph 3.1 (c)(v) of this Plan of Arrangement.

“Corporation New Class D Shares” has the meaning given in paragraph 3.1(c)(vi) of this Plan of Arrangement.

“Corporation New Option” means a new option granted by the Corporation to a holder of a Corporation Option in connection with the Arrangement pursuant to a Corporation MSOP.

“Corporation New Shares” means Corporation New Class A Shares, Corporation New Class B Shares, Corporation New Class C Shares and/or Corporation New Class D Shares.

“Corporation Note” means a non-interest-bearing promissory note, payable on demand, having a principal amount and FMV equal to the aggregate purchase prices of the Butterfly Shares purchased by Corporation in subsection 3.1(o) of this Plan of Arrangement.

“Corporation Option” means an option to acquire Corporation Class A Shares awarded pursuant to a Corporation MSOP.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Corporation Plans” means, collectively, the Corporation MSOPs, Corporation DSUPs, Corporation Restricted Stock Plans, Corporation RSUP and Corporation Escrowed Stock Plan.

“Corporation Restricted Share” means a restricted Corporation Class A Share awarded pursuant to a Corporation Restricted Stock Plan.

“Corporation Restricted Stock Plans” means the restricted stock plans of the Corporation.

“Corporation RSU” means a restricted share unit awarded pursuant to the Corporation RSUP.

“Corporation RSUP” means the restricted share unit plan of the Corporation.

“Corporation Series 51 Shares” has the meaning given in paragraph 3.1(c)(xi) of this Plan of Arrangement.

“Corporation Series 52 Shares” has the meaning given in paragraph 3.1(e)(xii) of this Plan of Arrangement.

“Corporation Shareholders” means the Corporation Class A Shareholders, the Corporation Class B Shareholders and the Corporation Affected Preference Shareholders at the applicable time.

“Corporation Spin-off Butterfly” means the transactions described in subsections 3.1(c) to 3.1(w) of this Plan of Arrangement.

“Corporation Tracking DSU Plan” means a deferred share unit plan in respect of DSUco.

“Court” means the Ontario Superior Court of Justice.

“Depositary” means TSX Trust Company or such other Person as the Corporation may agree to appoint to act as depositary for the Corporation Affected Preference Shares in relation to the Arrangement.

“Distribution Record Date” means the record date established by the Corporation for the Arrangement.

“DRS” means direct registration system.

“DSUco” is a private company Subsidiary of the Corporation.

“DSUco Schedule” means the schedule of Manager Class A Shares to be purchased by DSUco pursuant to subsection 3.1(aa) of this Plan of Arrangement, in the form approved by the board of directors of DSUco as constituted from time to time.

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement.

“Effective Time” means 5:00 p.m. Toronto local time on the Effective Date, or such other time as may be determined by the Corporation as shown on the Certificate of Arrangement.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Electing Holder” means a holder of Corporation Class A Shares that has duly completed a Letter of Transmittal and Election Form (as determined in the sole discretion of the Corporation) in which it has indicated that the holder satisfies either of the following (a) for purposes of the Tax Act, and at all relevant times, it is not and is not deemed to be resident in Canada and does not use or hold, is not deemed to use or hold or will not be deemed to use or hold Corporation Class A Shares in carrying on a business in Canada or (b) it is exempt from income tax under the Tax Act.

“eligible dividend” means “eligible dividend” as defined in subsection 89(1) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation).

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Final Order” means the final order of the Court or, if appealed, the final order of, or affirmed an appellate court, approving the Arrangement, pursuant to Section 182 of the OBCA, as it may be amended or affirmed prior to the Effective Time by the Court or an appellate court, as the case may be.

“FMV” means fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interim Order” means the interim order of the Court in respect of the Arrangement, as it may be varied or amended, as contemplated by Section 2.3 of the Arrangement Agreement.

“Letter of Transmittal” means a letter of transmittal to be completed by holders of Corporation Affected Preference Shares in connection with the Arrangement.

“Letter of Transmittal and Election Form” mean a letter of transmittal and election form to be completed by holders of Corporation Class A Shares in connection with the Arrangement.

“Manager” means Brookfield Asset Management Ltd., a corporation governed by the laws of British Columbia.

“Manager Board” means the board of directors of the Manager as constituted from time to time.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Manager Class A Shares” means the Class A Limited Voting Shares in the capital of the Manager.

“Manager Class B Shares” means the Class B Limited Voting Shares in the capital of the Manager.

“Manager Escrowed Share” means a non-voting common share of a Manager ESPco.

“Manager Escrowed Share Transfer Documentation” means the documents giving effect to subsections 3.1(cc), 3.1(dd) and 3.1(ee) of this Plan of Arrangement.

“Manager Escrowed Stock Plan” means the escrowed stock plan of the Manager adopted in connection with the Arrangement.

“Manager ESPco” means a private company whose non-voting common shares are awarded to Participants pursuant to the Manager Escrowed Stock Plan.

“Manager ESPco Schedule” means the schedule of share transfers occurring pursuant to subsections 3.1(bb), 3.1(cc) and 3.1(dd) of this Plan of Arrangement, in the form approved by the Manager Board.

“Manager Exercise Price Proportion” means the quotient expressed as a decimal obtained by dividing A by B where:

(a)

“A” is the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE; and

(b)

“B” is the sum of (x) the product of 0.25 and A and (y) the volume-weighted average trading price of one Corporation Class A Share on the NYSE for a five-day trading period commencing on the date the Corporation Class A Shares commence trading on the NYSE on an ex-dividend basis with respect to the Arrangement.

“Manager MSOP” means the management share option plan of the Manager adopted in connection with the Arrangement.

“Manager Option” means an option to acquire Manager Class A Shares pursuant to the Manager MSOP and granted by the Manager to a holder of a Corporation Option in connection with the Arrangement.

“Manager Restricted Share” means a restricted Manager Class A Share awarded pursuant to a Manager Restricted Stock Plan.

“Manager Restricted Stock Plans” means the restricted stock plans of the Manager adopted in connection with the Arrangement.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Manager Share Exchange” has the meaning given in subsection 3.1(j) of this Plan of Arrangement.

“Manager Shares” means the Manager Class A Shares, Manager Class B Shares and/or Manager Special Limited Voting Shares.

“Manager Special Limited Voting Shares” means the Special Shares, Series 1 in the capital of the Manager.

“Manager Subco” means a private company whose non-voting common shares are indirectly held by Participants in connection with the Manager Escrowed Stock Plan.

“Manager Subco Share” means a non-voting common share of a Manager Subco.

“Manager Tracking DSU” means a deferred share unit awarded pursuant to the Corporation Tracking DSU Plan, which tracks the value of a Manager Class A Share.

“Manager ULC” means a private unlimited liability company governed under the laws of British Columbia that is involved in granting awards pursuant to the Manager Escrowed Stock Plan. Solely for U.S. federal income tax purposes, Manager ULC will elect pursuant to Treasury Regulations section 301.7701-3 to be disregarded as separate from its owner.

“Meeting” means the special meeting of Corporation Shareholders (including an adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve the Arrangement Resolution and the other matters set out in the notice of meeting accompanying the Circular.

“Net Fair Market Value” means, in respect of any property, the net FMV of that property determined on a consolidated basis in accordance with all administrative policies of the CRA in effect at the Effective Time and, in determining Net Fair Market Value, the following principles will apply:

(a)

any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one (1) year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner.

“NYSE” means the New York Stock Exchange.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“OBCA” means the Business Corporations Act (Ontario).

“OBCA Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Participant” means a Person who is awarded Manager Escrowed Shares pursuant to the Manager Escrowed Stock Plan.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means this plan of arrangement, as amended, varied or supplemented in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the direction of the Court.

“PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act.

“Registered Shareholder” means a Corporation Shareholder whose name is set out in the register of Corporation maintained by the Transfer Agent.

“Spin-off Distribution” has the meaning given in subsection 3.1(1) of this Plan of Arrangement.

“Spin-off Distribution Property” means (a) that number of the Asset Management Company Shares owned by the Corporation immediately prior to the Spin-off Distribution representing 25% of the issued and outstanding Asset Management Company Shares; (b) a debt receivable of the Asset Management Company owned by Corporation immediately prior to the Spin-off Distribution; and (c) shares of/interests in each of Brookfield Manager (Canada) Employee Ltd., Brookfield UK Employee Co Limited, Brookfield Manager (US) Employee LLC, Brookfield Investment Management Australia Pty Ltd. and Brookfield Manager (DIFC) Employee Management Limited.

“Subco” means 2451634 Alberta Inc., a company governed by the laws of Alberta.

“Subco Note” means a non-interest-bearing promissory note, payable on demand, having a principal amount and FMV equal to the aggregate purchase price of the Subco Shares purchased by Subco in subsection 3.1(m) of this Plan of Arrangement.

“Subco Shares” means the common shares in the capital of Subco.

“Subsidiary” means, at a particular time, a Person Controlled, directly or indirectly, by another Person.

“Taxable Canadian Holder” means any holder other than an Electing Holder.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp) C.1, as amended, including the regulations promulgated thereunder.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Transfer Agent” means TSX Trust Company, the Corporation’s and the Manager’s transfer agent.

“Transferred Multiple” means the quotient (expressed as a decimal) obtained by dividing: (i) the Butterfly Proportion by (ii) one (1) minus the Butterfly Proportion.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933 as amended, and the rules and regulations promulgated thereunder.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular shall include the plural and vice versa, (b) words importing the use of either gender shall include both genders and neuter, (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”, and (d) the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of Canada. If an amount is required to be converted from or into another currency, the conversion will be effected using an exchange rate chosen by the Corporation.

1.7	Calculations

If an amount is to be expressed as a decimal, the number will be expressed to 10 decimal places.

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

For the purposes of determining trading price, the trading price of a security using the TSX volume-weighted average trading price shall be expressed in lawful currency of Canada, and the trading price of a security using the NYSE volume-weighted average trading price shall be expressed in lawful currency of the United States.

1.8	Exhibits

The following Exhibits are attached to this Plan of Arrangement and form part hereof:

Exhibit I New Share Terms of the Corporation

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding on: (a) the Corporation, the Manager, the Asset Management Company, Subco and the Manager ESPcos; (b) all Corporation Shareholders and participants in Corporation Plans, including in their capacity as Participants and (c) the Transfer Agent, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted, each of the steps set out below shall occur in the following order without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step:

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

Waiver and Disclaimer by the Corporation

(a)

The Corporation irrevocably waives and disclaims its right to convert the Corporation Class A Preference Shares, Series 17, and Corporation Class A Preference Shares, Series 18, into Corporation Class A Shares with the effect that such a conversion right can no longer be exercised by the Corporation as a term of the Corporation Class A Preference Shares, Series 17, and Corporation Class A Preference Shares, Series 18.

Ordinary Course Dividends

(b)

The Corporation irrevocably declares a dividend on the Corporation Affected Preference Shares in the amount of $☐ per Corporation Class A Preference Share, Series 8 and $☐ per Corporation Class A Preference Share, Series 9.

Corporation Spin-off Butterfly

(c)

The articles of the Corporation will be amended to create and authorize the issuance (in addition to the shares that the Corporation is authorized to issue immediately before such amendment) of the following:

(i)	an unlimited number of class C non-voting common shares (the “Corporation Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit Ito this Plan of Arrangement;

(ii)	an unlimited number of class D non-voting common shares (the “Corporation Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(iii)

an unlimited number of new class A limited voting shares (the “Corporation New Class A Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(iv)

an unlimited number of new class B limited voting shares (the “Corporation New Class B Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(v)

an unlimited number of new class C non-voting common shares (the “Corporation New Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(vi)

an unlimited number of new class D non-voting common shares (the “Corporation New Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(vii)	an unlimited number of Butterfly class A common shares (the “Butterfly Class A Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(viii)	an unlimited number of Butterfly class B common shares (the “Butterfly Class B Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(ix)	an unlimited number of Butterfly class C common shares (the “Butterfly Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(x)	an unlimited number of Butterfly class D common shares (the “Butterfly Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(xi)

4,500,000 of Corporation Class A Preference Shares, series 51 (the “Corporation Series 51 Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement; and

(xii)

4,500,000 of Corporation Class A Preference Shares, series 52 (the “Corporation Series 52 Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement.

(d)

Each Corporation Affected Preference Shareholder will exchange each issued and outstanding Corporation Affected Preference Share that it owns for, in the case of the Corporation Affected Preference Shares, Series 8 the Applicable Fraction for such shares of a Corporation Class C Share and, in the case of the Corporation Affected Preference Shares, Series 9 the Applicable Fraction for such shares of a Corporation Class D Share (the “Corporation Affected Preference Share Reorganization”). In connection with the Corporation Affected Preference Share Reorganization:

(i)

the Corporation will not make a joint election under the provisions of section 85 of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) with any Corporation Shareholder; and

(ii)

the aggregate amount to be added by the Corporation to the stated capital of the Corporation Class C Shares and the Corporation Class D Shares, respectively, will be an amount equal to the aggregate PUC of the Corporation Affected Preference Shares, Series 8 and Corporation Affected Preference Shares, Series 9, respectively, immediately prior to the Corporation Affected Preference Share Reorganization.

(e)

Concurrently with the Corporation Affected Preference Share Reorganization, the Corporation Class C Shares and Corporation Class D Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(1) of this Plan of Arrangement.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(f)

Each Corporation Shareholder will exchange each issued and outstanding Corporation Class A Share, Corporation Class B Share, Corporation Class C Share and Corporation Class D Share that it owns for Corporation New Shares and Butterfly Shares (the “Corporation Capital Reorganization”) as follows:

(i)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class A Share that it owns for (i) one (1) Corporation New Class A Share and (ii) the Transferred Multiple number of Butterfly Class A Shares, and the Corporation Class A Shares so exchanged will be cancelled;

(ii)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class B Share that it owns for (i) one (1) Corporation New Class B Share and (ii) the Transferred Multiple number of Butterfly Class B Shares, and the Corporation Class B Shares so exchanged will be cancelled;

(iii)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class C Share that it owns for (i) one (1) Corporation New Class C Share and (ii) the Transferred Multiple number of Butterfly Class C Shares, and the Corporation Class C Shares so exchanged will be cancelled; and

(iv)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class D Share that it owns for (i) one (1) Corporation New Class D Share and (ii) the Transferred Multiple number of Butterfly Class D Shares, and the Corporation Class D Shares so exchanged will be cancelled.

In connection with the Corporation Capital Reorganization:

(v)

the Corporation will not make a joint election under the provisions of section 85 of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) with any Corporation Shareholder; and

(vi)

the aggregate amount to be added by the Corporation to the stated capital of each of the classes of Corporation New Shares and Butterfly Shares immediately after the Corporation Capital Reorganization will be such that the aggregate stated capital of the Butterfly Shares will be 25.1% of the Aggregate Ordinary Stated Capital and, in particular, the amount to be added to the stated capital of each of the classes of Corporation New Shares and Butterfly Shares will be:

(A)

in the case of the Corporation New Class A Shares, an amount equal to the aggregate PUC of the Corporation Class A Shares immediately prior to the Corporation Capital Reorganization, less the amount added to the stated capital of the Butterfly Class A Shares pursuant to subparagraph 3.1(f)(vi)(B) of this Plan of Arrangement;

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(B)

in the case of the Butterfly Class A Shares, an amount equal to 25.1% of the Aggregate Ordinary Stated Capital, less an amount equal to the aggregate amounts added to the stated capital of the Butterfly Class B Shares, the Butterfly Class C Shares and the Butterfly Class D Shares pursuant to subparagraphs 3.1(f)(vi)(C) to (E) of this Plan of Arrangement;

(C)

in the case of the Corporation New Class B Shares and the Butterfly Class B Shares, an amount equal to the aggregate PUC of the Corporation Class B Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class B Shares and the Butterfly Class B Shares based on the proportion that the FMV of the Corporation New Class B Shares and the Butterfly Class B Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class B Shares and the Butterfly Class B Shares issued on the Corporation Capital Reorganization;

(D)

in the case of the Corporation New Class C Shares and the Butterfly Class C Shares, an amount equal to the aggregate PUC of the Corporation Class C Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class C Shares and the Butterfly Class C Shares based on the proportion that the FMV of the Corporation New Class C Shares and the Butterfly Class C Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class C Shares and the Butterfly Class C Shares issued on the Corporation Capital Reorganization; and

(E)

in the case of the Corporation New Class D Shares and the Butterfly Class D Shares, an amount equal to the aggregate PUC of the Corporation Class D Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class D Shares and the Butterfly Class D Shares based on the proportion that the FMV of the Corporation New Class D Shares and the Butterfly Class D Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class D Shares and the Butterfly Class D Shares issued on the Corporation Capital Reorganization.

(g)

Concurrently with the Corporation Capital Reorganization, the Corporation New Class A Shares, Butterfly Class A Shares, Corporation New Class C Shares, Butterfly Class C Shares, Corporation New Class D Shares and Butterfly Class D Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(1) of this Plan of Arrangement.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(h)	Concurrently with the Corporation Capital Reorganization, each holder of Corporation Options will dispose of all of such holder’s outstanding Corporation Options in exchange for:

(i)

an equal number of Corporation New Options with each Corporation New Option having an exercise price equal to the product of the original exercise price for the Corporation Option being exchanged and the Corporation Exercise Price Proportion; and

(ii)

that number of Manager Options equal to the product of 0.25 and the number of the holder’s outstanding Corporation Options being exchanged (with any fractional Manager Option being rounded down to the nearest whole number), with each Manager Option having an exercise price equal to the product of the original exercise price for the Corporation Option being exchanged and the Manager Exercise Price Proportion;

provided, however, that appropriate adjustments will be made to the exercise prices of the Corporation New Options and the Manager Options determined pursuant to paragraphs 3.1(h)(i) and (ii) of this Plan of Arrangement in accordance with the rules of the TSX and NYSE to ensure compliance with subsection 7(1.4) of the Tax Act (or the provisions of any corresponding applicable foreign tax legislation). A holder of Corporation Options will receive no consideration for the disposition of such Corporation Options other than the Corporation New Options and the Manager Options. The granting by the Manager of the Manager Options will be in anticipation of the Spin-off Distribution, will be granted by the Manager for and on behalf of Subco and will form part of the non-share consideration relating to such transfer. As consideration for the Manager granting the Manager Options, Subco will issue one Subco Share to the Manager and the amount to be added to the stated capital of the Subco Share so issued will be $1.00.

(i)	Concurrently with the Corporation Capital Reorganization:

(i)	each holder of Corporation DSUs will receive from the Corporation 0.25 of a Manager Tracking DSU for each Corporation DSU that it holds; and

(ii)	each holder of Corporation RSUs will receive from the Corporation that number of Corporation DSUs equal to the Transferred Multiple for each Corporation RSU that it holds.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(j)	Each holder of Butterfly Shares will transfer each Butterfly Share that it owns to the Manager in exchange for Manager Shares as follows (the “Manager Share Exchange”):

(i)	each Taxable Canadian Holder of Butterfly Class A Shares will transfer each Butterfly Class A Share it owns to the Manager in exchange for two (2) Manager Class A Shares;

(ii)	each holder of Butterfly Class B Shares will transfer each Butterfly Class B Share it owns to the Manager in exchange for two (2) Manager Class B Shares;

(iii)	each holder of Butterfly Class C Shares will transfer each Butterfly Class C Share it owns to the Manager in exchange for two (2) Manager Class A Shares;

(iv)	each holder of Butterfly Class D Shares will transfer each Butterfly Class D Share it owns to the Manager in exchange for two (2) Manager Class A Shares; and

(v)

each holder of Butterfly Class A Shares other than Taxable Canadian Holders will transfer each Butterfly Class A Share that it owns to the Manager in exchange for one (1) Manager Class A Share and one (1) Manager Special Limited Voting Share.

In connection with the Manager Share Exchange described in paragraphs 3.1(j)(i) to (iv), the aggregate amount to be added by the Manager to the stated capital of each class of Manager Shares will be an amount equal to the aggregate stated capital of the applicable class of Butterfly Shares so transferred to the Manager. In connection with the Manager Share Exchange described in paragraph 3.1(j)(v), the aggregate amount to be added by the Manager to the stated capital of (X) the Manager Class A Shares will be an amount equal to one half of the FMV of the Butterfly Class A Shares so exchanged and (Y) the Manager Special Limited Voting Shares will be an amount equal to one half of the FMV of the Butterfly Class A Shares so exchanged.

(k)

Concurrently with the issuance of the Manager Class A Shares on the Manager Share Exchange, the Manager Class A Shares and Manager Special Limited Voting Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(1) of this Plan of Arrangement.

(1)

The Corporation will transfer the Spin-off Distribution Property to Subco for a purchase price equal to its aggregate FMV (the “Spin-off Distribution”), which will be satisfied by Subco issuing 100,000,000 Subco Shares to the Corporation and the Manager having granted the Manager Options for and on behalf of Subco in subsection 3.1(h) of this Plan of Arrangement. The aggregate amount to be

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice added by Subco to the stated capital of the Subco Shares will be an amount equal to the aggregate cost to Subco of the Spin-off Distribution Property acquired from the Corporation (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant), less the aggregate FMV of all of the Manager Options granted by the Manager as described above. The FMV of each Manager Option will be determined as the amount equal to the amount by which the FMV of the Manager Class A Share that is the subject of the particular Manager Option exceeds the exercise price of the such Manager Option, and further, and the FMV of a Manager Class A Share issuable under a Manager Option will be determined based on the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE.

The Net Fair Market Value of the property owned by the Manager immediately after the Spin-Off Distribution will be equal to or approximate that proportion of the Net Fair Market Value of all property owned by the Corporation immediately before the Spin-off Distribution that:

(i)	the aggregate FMV of the Butterfly Shares owned by the Manager immediately before the Spin-off Distribution;

is of

(ii)	the aggregate FMV of all of the issued and outstanding shares in the capital of the Corporation immediately before the Spin-off Distribution.

The Corporation and Subco will jointly elect, in prescribed form and within the time limits referred to in subsection 85(6) of the Tax Act, to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Spin-off Distribution Property, and if applicable, the Corporation and Subco will jointly elect under the provisions of any corresponding provincial tax legislation. The agreed amount for each property specified in the subsection 85(1) election will be an amount that is not less than the greater of (X) the ACB of the particular Spin-off Distribution Property to the Corporation immediately before the transfer and (Y) the FMV of the Manager Options allocated to such property as determined by the Corporation in its sole discretion, which amount will, in respect of each property, be less than the FMV of such property at the time of the transfer.

(m)

Subco will purchase for cancellation and cancel all the 100,000,000 Subco Shares held by the Corporation for a purchase price equal to the aggregate FMV of such shares and will issue to the Corporation, as payment therefor, the Subco Note. The Corporation will accept the Subco Note as full payment of the aggregate purchase price of the Subco Shares so purchased, with the risk of this note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) to the purchase of all of the Subco Shares is hereby designated by Subco, to the extent permitted under the Tax Act (or the provisions of any corresponding applicable provincial tax legislation), as an eligible dividend.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(n)

Subco will wind up in accordance with subsection 88(1) of the Tax Act and section 211(2.1) of the Alberta Business Corporations Act and, in connection with and as a consequence thereof, will distribute all of its assets, rights and properties to the Manager, including, for clarity, all of Subco’s interest in the Spin-off Distribution Property, and all the liabilities and obligations of Subco, including the liability of Subco under the Subco Note, will be assumed by the Manager, with articles of dissolution for Subco to be filed subsequently outside of this Plan of Arrangement.

(o)

The Corporation will purchase for cancellation and cancel all of the Butterfly Shares of each class of Butterfly Shares (with the stated capital of such Butterfly Shares being equal to the aggregate stated capital additions set out in paragraph 3.1(f)(vi) of this Plan of Arrangement) held by the Manager for a purchase price equal to the aggregate FMV of shares of each respective class of Butterfly Shares and will issue to the Manager, as payment therefor, the Corporation Note. The Manager will accept the Corporation Note as full payment of the aggregate purchase price of each class of Butterfly Shares so purchased, with the risk of this note being dishonoured. The amount of any deemed dividends resulting from the application of subsection 84(3) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) to the purchase of all of the Butterfly Shares of each class of shares is hereby designated by the Corporation, to the extent permitted under the Tax Act (or the provisions of any corresponding applicable provincial tax legislation), as an eligible dividend.

(p)	In order to settle the promissory notes issued by Subco and the Corporation, the following transactions will occur simultaneously:

(i)

the Corporation will satisfy its obligations under the Corporation Note by transferring the Subco Note to the Manager and the Manager will accept the Subco Note in full satisfaction of the Corporation’s obligations under the Corporation Note; and

(ii)

the Manager will satisfy its obligations under the Subco Note by transferring the Corporation Note to the Corporation and the Corporation will accept the Corporation Note in full satisfaction of the Manager’s obligations under the Subco Note.

The Corporation Note and the Subco Note will be cancelled.

(q)	The following conversions of Corporation New Shares will occur:

(i)

Each holder of Corporation New Class A Shares will exercise the conversion rights of those shares and each Corporation New Class A Share will be converted into one (1) Corporation Class A Share. An amount equal to the stated capital of the Corporation New Class A Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class A Shares;

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Toronto Superior Court of Justice / Cour supérieure de justice

(ii)

Each holder of Corporation New Class B Shares will exercise the conversion rights of those shares and each Corporation New Class B Share will be converted into one (1) Corporation Class B Share. An amount equal to the stated capital of the Corporation New Class B Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class B Shares;

(iii)

Each holder of Corporation New Class C Shares will exercise the conversion rights of those shares and each Corporation New Class C Share will be converted into one (1) Corporation Class C Share. An amount equal to the stated capital of the Corporation New Class C Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class C Shares; and

(iv)

Each holder of Corporation New Class D Shares will exercise the conversion rights of those shares and each Corporation New Class D Share will be converted into one (1) Corporation Class D Share. An amount equal to the stated capital of the Corporation New Class D Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class D Shares.

(r)

Concurrently with the share conversions in subsection 3.1(q) of this Plan of Arrangement, the Corporation Class A Shares, Corporation Class C Shares and Corporation Class D Shares will, outside of this Plan of Arrangement, continue to be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

(s)

Each holder of Corporation Class C Shares will exercise the conversion rights of those shares and each Corporation Class C Share will be converted into a number of Corporation Series 51 Shares equal to the inverse of the Applicable Fraction for the Corporation Affected Preference Shares, Series 8, with the result that the aggregate number of Corporation Series 51 Shares held by each holder will be equal to the number of Corporation Affected Preference Shares, Series 8 held immediately prior to the Effective Time. An amount equal to the stated capital of the Corporation New Class C Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Series 51 Shares.

(t)

Each holder of Corporation Class D Shares will exercise the conversion rights of those shares and each Corporation Class D Share will be converted into a number of Corporation Series 52 Shares equal to the inverse of the Applicable Fraction for the Corporation Affected Preference Shares, Series 9, with the result that the aggregate number of Corporation Series 52 Shares held by each holder will be equal to the number of Corporation Affected Preference Shares, Series 9 held immediately prior to the Effective Time. An amount equal to the stated capital of the Corporation New Class D Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Series 52 Shares.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(u)

Concurrently with the share conversions in subsections 3.1(s) and 3.1(t) of this Plan of Arrangement, the Corporation Series 51 Shares and Corporation Series 52 Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

(v)

Each holder of Manager Special Limited Voting Shares will exercise the conversion rights of those shares and each Manager Special Limited Voting Share will be converted into one (1) Manager Class A Share. An amount equal to the stated capital of the Manager Special Limited Voting Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Manager Class A Shares.

(w)

Each Manager Class A Share and Manager Class B Share will be subdivided into a number of Manager Class A Shares and Manager Class B Shares, respectively, equal to the amount, expressed as a decimal, equal to the quotient of (X) one (1) divided by (Y) eight (8) times the Transferred Multiple.

Corporation Restricted Stock

(x)

The Corporation Class A Shares received by the holders of the Corporation Restricted Shares pursuant to the Corporation Spin-Off Butterfly in exchange for Corporation Restricted Shares will be subject to the Corporation Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such Corporation Restricted Shares immediately prior to the Effective Time. In addition, the Manager Class A Shares received by the holders of the Corporation Restricted Shares pursuant to the Corporation Spin-Off Butterfly in exchange for Corporation Restricted Shares will be subject to the Manager Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such Corporation Restricted Shares immediately prior to the Effective Time.

Amendment to Corporation Articles

(y)	The articles of the Corporation will be amended to delete the amendments made to the authorized capital of the Corporation pursuant to paragraphs 3.1(c)(i)-(x) of this Plan of Arrangement.

(z)	The name of the Corporation will be changed to “Brookfield Corporation”.

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Toronto Superior Court of Justice / Cour supérieure de justice

Manager Escrowed Stock Plan

(aa)	DSUco will purchase Manager Class A Shares from a specified holder for consideration equal to the aggregate FMV of the Manager Class A Shares so purchased, as set out in the DSUco Schedule.

(bb)

90 minutes after the Effective Time, Manager ULC will purchase Manager Class A Shares from specified holders for consideration equal to the aggregate FMV of the Manager Class A Shares so purchased, in each case as set out in the Manager ESPco Schedule.

(cc)

On the sixth Business Day after the Manager Class A Shares are listed and posted for trading on the TSX in subsection 3.1(k) of this Plan of Arrangement, at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager Subcos will purchase Manager Class A Shares from the specified Participants and will issue to the relevant Participants, as payment therefor, such number of Manager Subco Shares having an aggregate FMV equal to the purchase price of the Manager Class A Shares purchased from such Participant, in each case as set out in the Manager ESPco Schedule. Each Participant set out in the Manager ESPco Schedule will accept such Manager Subco Shares as full payment of the aggregate purchase price of the Manager Class A Shares so purchased.

(dd)

On the same date as the share transfer in subsection 3.1(cc) of this Plan of Arrangement at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager ESPcos will purchase Manager Subco Shares from the specified Participants and will issue to the relevant Participants, as payment therefor, such number of Manager Escrowed Shares having an aggregate FMV equal to the purchase price of the Manager Subco Shares purchased from such Participant, in each case as set out in the Manager ESPco Schedule. Each Participant set out in the Manager ESPco Schedule will accept such Manager Escrowed Shares as full payment of the aggregate purchase price of the Manager Subco Shares so purchased.

(ee)

On the same date as the share transfer in subsection 3.1(cc) of this Plan of Arrangement at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager will transfer Manager Escrowed Shares to Participants as a bonus, in each case as set out in the Award Schedule.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

ARTICLE 4

SHARES

4.1	Registers of Holders

(a)

Upon the exchange of the Corporation Affected Preference Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Affected Preference Shares and will be deemed to be added to the registers of holders of Corporation Class C Shares or Corporation Class D Shares, as applicable, as the holder of the number of Corporation Class C Shares or Corporation Class D Shares, respectively, issued to such Corporation Affected Preference Shareholder. Upon the cancellation of the Corporation Affected Preference Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class C Shares and Corporation Class D Shares.

(b)

Upon the exchange of the Corporation Class A Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class A Shares and will be deemed to be added to the registers of holders of Corporation New Class A Shares and Butterfly Class A Shares as the holder of the number of Corporation New Class A Shares and Butterfly Class A Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class A Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class A Shares.

(c)

Upon the exchange of the Corporation Class B Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class B Shares and will be deemed to be added to the registers of holders of Corporation New Class B Shares and Butterfly Class B Shares as the holder of the number of Corporation New Class B Shares and Butterfly Class B Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class B Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class B Shares.

(d)

Upon the exchange of the Corporation Class C Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class C Shares and will be deemed to be added to the registers of holders of Corporation New Class C Shares and Butterfly Class C Shares as the holder of the number of Corporation New Class C Shares and Butterfly Class C Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class C Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class C Shares.

(e)

Upon the exchange of the Corporation Class D Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class D Shares and will be deemed to be added to the registers of holders of Corporation New Class D Shares and Butterfly Class D Shares as the holder of the number of Corporation New Class D Shares and Butterfly Class D Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class D Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class D Shares.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(f)	Upon the exchange of the Butterfly Shares pursuant to subsection 3.1(j) of this Plan of Arrangement:

(i)

the name of each relevant holder of Butterfly Class A Shares, Butterfly Class C Shares and Butterfly Class D Shares will be deemed to be removed from the registers of holders of Butterfly Class A Shares, Butterfly Class C Shares and Butterfly Class D Shares, respectively, and will be deemed to be added to the register of holders of Manager Class A Shares and, if applicable, Manager Special Limited Voting Shares as the holder of the number of Manager Class A Shares and, if applicable, Manager Special Limited Voting Shares issued to such holder of Butterfly Shares;

(ii)

the name of each relevant holder of Butterfly Class B Shares will be deemed to be removed from the register of holders of Butterfly Class B Shares and will be deemed to be added to the register of holders of Manager Class B Shares as the holder of the number of Manager Class B Shares issued to such holder of Butterfly Class B Shares; and

(iii)

the Manager will be deemed to be added to the registers of holders of Butterfly Shares as the holder of the number of Butterfly Shares received on the exchange by the Manager pursuant to subsection 3.1(j) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(g)

Upon the transfer of the Spin-off Distribution Property to Subco pursuant to subsection 3.1(1) of this Plan of Arrangement: (i) the register of holders of Asset Management Company Shares will be deemed to be revised to reflect the decrease in the number of Asset Management Company Shares owned by the Corporation as a result of the transfer, (ii) Subco will be deemed to be recorded as the registered holder of the Asset Management Company Shares so transferred on the register of holders of Asset Management Company Shares and will be deemed to be the legal and beneficial owner thereof, and (iii) the Corporation will be deemed to be added to the register of holders of Subco Shares as the holder of the number of Subco Shares issued to the Corporation pursuant to subsection 3.1(1) of this Plan of Arrangement.

(h)

Upon the purchase for cancellation of the Subco Shares pursuant to subsection 3.1(m) of this Plan of Arrangement, the Corporation will be deemed to be removed from the register of holders of Subco Shares and appropriate entries will be made in the register of holders of Subco Shares.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(i)

Upon the wind up of Subco pursuant to subsection 3.1(n) of this Plan of Arrangement, Subco will be deemed to be removed from the register of holders of Asset Management Company Shares, the Manager will be deemed to be recorded as the registered holder of the Asset Management Company Shares and will be deemed to be the legal and beneficial owner thereof and appropriate entries will be made in the register of holders of Asset Management Company Shares.

(j)

Upon the purchase for cancellation of the Butterfly Shares pursuant to subsection 3.1(o) of this Plan of Arrangement, the Manager will be deemed to be removed from the registers of holders of Butterfly Shares and appropriate entries will be made in the register of holders of Butterfly Shares.

(k)	Upon the conversions of Corporation New Shares pursuant to subsection 3.1(q) of this Plan of Arrangement:

(i)

the name of each relevant holder of Corporation New Class A Shares will be deemed to be removed from the register of holders of Corporation New Class A Shares and will be deemed to be added to the register of holders of Corporation Class A Shares as the holder of the number of Corporation Class A Shares received on the conversion by such Corporation Shareholder;

(ii)

the name of each relevant holder of Corporation New Class B Shares will be deemed to be removed from the register of holders of Corporation New Class B Shares and will be deemed to be added to the register of holders of Corporation Class B Shares as the holder of the number of Corporation Class B Shares received on the conversion by such Corporation Shareholder;

(iii)

the name of each relevant holder of Corporation New Class C Shares will be deemed to be removed from the register of holders of Corporation New Class C Shares and will be deemed to be added to the register of holders of Corporation Class C Shares as the holder of the number of Corporation Class C Shares received on the conversion by such Corporation Shareholder;

(iv)

the name of each relevant holder of Corporation New Class D Shares will be deemed to be removed from the register of holders of Corporation New Class D Shares and will be deemed to be added to the register of holders of Corporation Class D Shares as the holder of the number of Corporation Class D Shares received on the conversion by such Corporation Shareholder.

(1)

Upon the conversion of Corporation Class C Shares pursuant to subsection 3.1(s) of this Plan of Arrangement the name of each relevant holder of Corporation Class C Shares will be deemed to be removed from the register of holders of Corporation Class C Shares and will be deemed to be added to the register of holders of Corporation Series 51 Shares as the holder of the number of Corporation Series 51 Shares received on the conversion by such Corporation Shareholder.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(m)

Upon the conversion of Corporation Class D Shares pursuant to subsection 3.1(t) of this Plan of Arrangement the name of each relevant holder of Corporation Class D Shares will be deemed to be removed from the register of holders of Corporation Class D Shares and will be deemed to be added to the register of holders of Corporation Series 52 Shares as the holder of the number of Corporation Series 52 Shares received on the conversion by such Corporation Shareholder.

(n)

Upon the conversion of the Manager Special Limited Voting Shares pursuant to subsection 3.1(v) of this Plan of Arrangement, the name of each relevant holder of Manager Special Limited Voting Shares will be deemed to be removed from the register of holders of Manager Special Limited Voting Shares and will be deemed to be added to the register of holders of Manager Class A Shares as the holder of the number of Manager Special Limited Voting Shares so converted.

4.2	Deemed Fully Paid and Non-Assessable Shares

All Corporation Class A Shares, Corporation Class B Shares, Corporation Class C Shares, Corporation Class D Shares, Corporation Series 51 Shares, Corporation Series 52 Shares, Corporation New Class A Shares, Corporation New Class B Shares, Corporation New Class C Shares, Corporation New Class D Shares, Butterfly Class A Shares, Butterfly Class B Shares Butterfly Class C Shares and Butterfly Class D Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of DRS Statements

No new certificates will be issued in respect of the Corporation Class A Shares or Corporation Class B Shares. As soon as practicable following the Effective Time:

(a)

the Transfer Agent will deliver to each Registered Shareholder of Corporation Class A Shares at the close of business on the Distribution Record Date DRS statements representing the Manager Class A Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement;

(b)

the Transfer Agent will deliver to each Registered Shareholder of Corporation Class B Shares at the close of business on the Distribution Record Date DRS statements representing the Manager Class B Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement;

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(c)

upon surrender to the Depositary for cancellation of a certificate and/or DRS statement which immediately prior to the Effective Time represented outstanding Corporation Affected Preference Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary or the Corporation may reasonably require, the Corporation Shareholders represented by such surrendered certificate and/or DRS statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, DRS statement(s) representing the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares; and

(d)

until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Corporation Affected Preference Shares shall be deemed after the Effective Time to represent only the right to receive the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares. Any such certificate or DRS advice formerly representing Corporation Affected Preference Shares not duly surrendered on or before the fifth (5th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Corporation Affected Preference Shares of any kind or nature against or in the Corporation. On such date, the Manager Class A Shares to which such former holder was entitled shall be deemed to have been surrendered to the Manager, or as directed by the Manager, and the Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such former holder was entitled shall be deemed to have been surrendered to the Corporation, or as directed by the Corporation, in each case by the Depositary for no consideration.

(e)

Such DRS statements will be sent by first class mail to the most recent address of the Corporation Shareholder on the lists of Registered Shareholders maintained by the Transfer Agent in respect of the Corporation Class A Shares, Corporation Class B Shares and Corporation Affected Preference Shares, as the case may be.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Corporation Affected Preference Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement and in accordance with such holder’s duly completed and executed Letter of Transmittal, together with a check representing the dividends payable under Section 3.1(b) and,

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Toronto Superior Court of Justice / Cour supérieure de justice if applicable, a check in lieu of any fractional shares. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom such Manager Class A Shares, Corporation Series 51 Shares and/or Corporation Series 52 Shares, and cash representing the dividends payable under Section 3.1(b) and, if applicable, any fractional shares are to be delivered shall as a condition precedent to the delivery of such shares and cash, give a bond satisfactory to the Corporation and the Depositary (each acting reasonably) in such sum as the Corporation may direct (acting reasonably), or otherwise indemnify the Corporation in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	No Fractional Shares

In no event shall any Corporation Shareholder be entitled to a fractional Manager Class A Share. Where the aggregate number of Manager Class A Shares to be issued to a Person as consideration under or as a result of this Arrangement would result in a fraction of a share being issuable, in lieu thereof, the holder will receive a cash payment.

5.4	Withholding Rights

Each of the Corporation and the Manager (and their transfer agents on their behalf) shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement such amounts as each of the Corporation and the Manager (and their transfer agents on their behalf) is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with Applicable Law to the appropriate Governmental Authority.

5.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

5.6	Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall apply to any and all Corporation Class A Shares, Corporation Class B Shares, Corporation Class A Preference Shares, Series 17, Corporation Class A Preference Shares, Series 18, Corporation Affected Preference Shares, Corporation Options, Corporation DSUs, Corporation Escrowed Shares and Corporation RSUs issued prior to the Effective Time;

(b)

the rights and obligations of the Registered Shareholders, holders of Corporation Options, holders of Corporation DSUs, holders of Corporation Escrowed Shares, holders of Corporation RSUs, the Corporation, Subco, the Manager and any transfer agent or other depositary of the Corporation and the Manager, shall be solely as provided for in this Plan of Arrangement; and

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(c)

all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Corporation Class A Shares, Corporation Class B Shares, Corporation Affected Preference Shares, Corporation Options, Corporation DSUs, Corporation Escrowed Shares or Corporation RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Corporation reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Corporation Shareholders or former Corporation Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting, with or without any other prior notice or communication (other than as may be required under the Interim Order), and, if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of the Corporation and the Manager; (ii) it is filed with the Court; and (iii) if required by the Court, it is approved by the Corporation Shareholders voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Corporation, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Corporation Shareholder.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990 c. B. 16, AS AMENDED	Court File No. CV-22-00686448-0(

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING

BROOKFIELD ASSET MANAGEMENT INC.
BROOKFIELD ASSET MANAGEMENT INC.

Applicant
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST

Proceeding commenced at TORONTO
ORDER (ARRANGEMENT APPROVAL, NOVEMBER 14, 2022)

TORYS LLP 79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, ON M5K 1N2

Andrew Gray (LSO #: 46626V) Tel: 416.865.7630 agray@torys.com

Alexandra Shelley (LSO #: 68903F) Tel: 416.865.8161 ashelley@torys.com

Lawyers for the Applicant, Brookfield Asset Management Inc.

Ministry of Public and Business Service Delivery Ministère des Services au public et aux entreprises

Certificate of Amendment by Arrangement	Certificat de modification par arrangement

Business Corporations Act	Loi sur les sociétés par actions

BROOKFIELD CORPORATION

Corporation Name / Dénomination sociale

1644037

Ontario Corporation Number / Numéro de société de l’Ontario

This is to certify that these articles are effective on	La présente vise à attester que ces statuts entreront en vigueur le

December 09, 2022 / 09 décembre 2022

Director / Directeur

Business Corporations Act / Loi sur les sociétés par actions

This Certificate of Amendment pertains to an Arrangement under OCN 1644037	Le présent certificat de modification concerne l’arrangement en vertu du NMO 1644037
The Certificate of Amendment by Arrangement is not complete without the Articles of Amendment	Le certificat de modification par arrangement n’est pas complet sans les statuts de modification
Certified a true copy of the record of the Ministry of Public and Business Service Delivery.	Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.
Director/Registrar	Directeur ou registrateur

BCA - Articles of Amendment by Arrangement - BROOKFIELD CORPORATION - OCN:1644037 - December 09, 2022

Ministry of Public and Business Service Delivery

Articles of Amendment by Arrangement

Business Corporations Act

Corporation Name (Date of Incorporation/Amalgamation)

BROOKFIELD ASSET MANAGEMENT INC. (January 01, 2005)

1.	The name of the corporation is changed to:

BROOKFIELD CORPORATION

2.	The number of directors or the minimum/maximum number of directors are amended as follows:

Not amended

3.	The articles are amended as follows:

A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter “None”:

Not amended

B. The classes and any maximum number of shares that the corporation is authorized to issue:

See Plan of Arrangement

C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors’ authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter “Not Applicable”:

Not amended

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.
Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 1 of 3

BCA - Articles of Amendment by Arrangement - BROOKFIELD CORPORATION - OCN:1644037 - December 09, 2022

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter “None”:

Not amended

E. Other provisions:

Not amended

4. The amendment has been duly adopted by the shareholders under subsection 182(3) of the Business Corporations Act.

5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on:

November 14, 2022

The articles have been properly executed by the required person(s).

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.
Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 2 of 3

BCA - Articles of Amendment by Arrangement - BROOKFIELD CORPORATION - OCN:1644037 - December 09, 2022

Supporting Information - Nuans Report Information

Nuans Report Reference #	121752476
Nuans Report Date	November 23, 2022

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.
Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery	Page 3 of 3

EXHIBIT A

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“ACB” means “adjusted cost base” as defined in section 54 of the Tax Act.

“Aggregate Ordinary Stated Capital” means the amount equal to the aggregate stated capital of each class or series of issued and outstanding shares in the capital of Corporation (other than Corporation Class A Preference Shares, Series 17, Corporation Class A Preference Shares, Series 18, Corporation Class A Preference Shares, Series 36 and Corporation Class A Preference Shares, Series 37) immediately before the Corporation Capital Reorganization.

“Applicable Fraction ” means, for each series of Corporation Affected Preference Shares, the quotient, expressed as a decimal, obtained by dividing: (i) the redemption price of the applicable series of Corporation Affected Preference Shares by (ii) the weighted average trading price of the Corporation Class A Shares on the TSX for a five trading day period ending prior to the date on which the Articles of Arrangement are filed with the Director.

“Applicable Law” means in respect of any person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Arrangement” means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of this Arrangement Agreement or made at the direction of the Court.

“Arrangement Agreement ” means the arrangement agreement dated September 23, 2022 between the Corporation, the Manager, the Asset Management Company and Subco (including the schedules thereto), as amended or supplemented in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix “A” to the Circular.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, to be filed with the OBCA Director pursuant to Section 183(1) of the OBCA after the Final Order is made, which shall include the Plan of Arrangement.

“Asset Management Company” means Brookfield Asset Management ULC, an unlimited liability company governed under the laws of British Columbia.

“Asset Management Company Shares” means common shares of the Asset Management Company.

“Award Schedule” means the schedule of Manager Escrowed Shares to be transferred by the Manager to Participants pursuant to the Manager Escrowed Stock Plan, in the form approved by the Manager Board.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in Ontario, when banks are generally open for the transaction of business in Toronto, Ontario.

“Butterfly Class A Shares” has the meaning given in paragraph 3.1(c)(vii) of this Plan of Arrangement.

“Butterfly Class B Shares” has the meaning given in paragraph 3.1(c)(viii) of this Plan of Arrangement.

“Butterfly Class C Shares” has the meaning given in paragraph 3.1(c)(ix) of this Plan of Arrangement.

“Butterfly Class D Shares” has the meaning given in paragraph 3.1(c)(x) of this Plan of Arrangement.

“Butterfly Proportion” means the quotient (expressed as a decimal) obtained by dividing: (i) the Net Fair Market Value of the Spin-off Distribution Property; by (ii) the Net Fair Market Value of all property owned by the Corporation immediately before the Manager Share Exchange, determined, in each case, immediately before the Spin-off Distribution.

“Butterfly Shares” means Butterfly Class A Shares, Butterfly Class B Shares, Butterfly Class C Shares and/or Butterfly Class D Shares.

“Circular” means the management information circular of the Corporation, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the Corporation Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

“Control ” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning.

“Corporation” means Brookfield Asset Management Inc., a corporation governed under the laws of Ontario.

“Corporation Affected Preference Share Reorganization” has the meaning given in subsection 3.1(d) of this Plan of Arrangement.

“Corporation Affected Preference Shareholder” means a holder of a Corporation Affected Preference Share at the applicable time.

“Corporation Affected Preference Shares” means the Corporation Class A Preference Shares, Series 8 and Corporation Class A Preference Shares, Series 9 and a reference to a series of Corporation Affected Preference Shares is a reference to the applicable series of Corporation Class A Preference Shares.

“Corporation Capital Reorganization” has the meaning given in subsection 3.1(f) of this Plan of Arrangement.

“Corporation Class A Preference Shares” means the Class A Preference Shares in the capital of the Corporation, issuable in series.

“Corporation Class A Shareholder” means a holder of a Corporation Class A Share at the applicable time.

“Corporation Class A Shares” means the Class A Limited Voting Shares in the capital of the Corporation.

“Corporation Class B Shareholder” means a holder of a Corporation Class B Share at the applicable time.

“Corporation Class B Shares” means the Class B Limited Voting Shares in the capital of the Corporation.

“Corporation Class C Shares” has the meaning given in paragraph 3.1(c)(i) of this Plan of Arrangement.

“Corporation Class D Shares” has the meaning given in paragraph 3.1(c)(ii) of this Plan of Arrangement.

“Corporation DSU” means a deferred share unit of the Corporation awarded pursuant to a Corporation DSUP.

“Corporation DSUPs” means the deferred share unit plans of the Corporation.

“Corporation Escrowed Share” means an award of a non-voting common share of one or more private companies pursuant to the Corporation Escrowed Stock Plan.

“Corporation Escrowed Stock Plan” means the escrowed stock plan of the Corporation.

“Corporation Exercise Price Proportion” means the quotient expressed as a decimal obtained by dividing A by B where:

(a)

“A” is the volume-weighted average trading price of one Corporation Class A Share on the NYSE for a five-day trading period commencing on the date the Corporation Class A Shares commence trading on the NYSE on an ex-dividend basis with respect to the Arrangement; and

(b)

“B” is the sum of (x) A plus (y) the product of 0.25 and the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE.

“Corporation MSOPs” means the management share option plans of the Corporation.

“Corporation New Class A Shares” has the meaning given in paragraph 3.1(c)(iii) of this Plan of Arrangement.

“Corporation New Class B Shares” has the meaning given in paragraph 3.1(c)(iv) of this Plan of Arrangement.

“Corporation New Class C Shares” has the meaning given in paragraph 3.1(c)(v) of this Plan of Arrangement.

“Corporation New Class D Shares” has the meaning given in paragraph 3.1(c)(vi) of this Plan of Arrangement.

“Corporation New Option” means a new option granted by the Corporation to a holder of a Corporation Option in connection with the Arrangement pursuant to a Corporation MSOP.

“Corporation New Shares” means Corporation New Class A Shares, Corporation New Class B Shares, Corporation New Class C Shares and/or Corporation New Class D Shares.

“Corporation Note” means a non-interest-bearing promissory note, payable on demand, having a principal amount and FMV equal to the aggregate purchase prices of the Butterfly Shares purchased by Corporation in subsection 3.1(o) of this Plan of Arrangement.

“Corporation Option” means an option to acquire Corporation Class A Shares awarded pursuant to a Corporation MSOP.

“Corporation Plans” means, collectively, the Corporation MSOPs, Corporation DSUPs, Corporation Restricted Stock Plans, Corporation RSUP and Corporation Escrowed Stock Plan.

“Corporation Restricted Share” means a restricted Corporation Class A Share awarded pursuant to a Corporation Restricted Stock Plan.

“Corporation Restricted Stock Plans” means the restricted stock plans of the Corporation.

“Corporation RSU” means a restricted share unit awarded pursuant to the Corporation RSUP.

“Corporation RSUP” means the restricted share unit plan of the Corporation.

“Corporation Series 51 Shares” has the meaning given in paragraph 3.1(c)(xi) of this Plan of Arrangement.

“Corporation Series 52 Shares” has the meaning given in paragraph 3.1(c)(xii) of this Plan of Arrangement.

“Corporation Shareholders” means the Corporation Class A Shareholders, the Corporation Class B Shareholders and the Corporation Affected Preference Shareholders at the applicable time.

“Corporation Spin-off Butterfly” means the transactions described in subsections 3.1(c) to 3.1(w) of this Plan of Arrangement.

“Corporation Tracking DSU Plan” means a deferred share unit plan in respect of DSUco.

“Court” means the Ontario Superior Court of Justice.

“Depositary” means TSX Trust Company or such other Person as the Corporation may agree to appoint to act as depositary for the Corporation Affected Preference Shares in relation to the Arrangement.

“Distribution Record Date” means the record date established by the Corporation for the Arrangement.

“DRS” means direct registration system.

“DSUco” is a private company Subsidiary of the Corporation.

“DSUco Schedule” means the schedule of Manager Class A Shares to be purchased by DSUco pursuant to subsection 3.1(aa) of this Plan of Arrangement, in the form approved by the board of directors of DSUco as constituted from time to time.

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement.

“Effective Time” means 5:00 p.m. Toronto local time on the Effective Date, or such other time as may be determined by the Corporation as shown on the Certificate of Arrangement.

“Electing Holder” means a holder of Corporation Class A Shares that has duly completed a Letter of Transmittal and Election Form (as determined in the sole discretion of the Corporation) in which it has indicated that the holder satisfies either of the following (a) for purposes of the Tax Act, and at all relevant times, it is not and is not deemed to be resident in Canada and does not use or hold, is not deemed to use or hold or will not be deemed to use or hold Corporation Class A Shares in carrying on a business in Canada or (b) it is exempt from income tax under the Tax Act.

“eligible dividend” means “eligible dividend” as defined in subsection 89(1) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation).

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Final Order” means the final order of the Court or, if appealed, the final order of, or affirmed an appellate court, approving the Arrangement, pursuant to Section 182 of the OBCA, as it may be amended or affirmed prior to the Effective Time by the Court or an appellate court, as the case may be.

“FMV” means fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interim Order” means the interim order of the Court in respect of the Arrangement, as it may be varied or amended, as contemplated by Section 2.3 of the Arrangement Agreement.

“Letter of Transmittal” means a letter of transmittal to be completed by holders of Corporation Affected Preference Shares in connection with the Arrangement.

“Letter of Transmittal and Election Form” mean a letter of transmittal and election form to be completed by holders of Corporation Class A Shares in connection with the Arrangement.

“Manager” means Brookfield Asset Management Ltd., a corporation governed by the laws of British Columbia.

“Manager Board” means the board of directors of the Manager as constituted from time to time.

“Manager Class A Shares” means the Class A Limited Voting Shares in the capital of the Manager.

“Manager Class B Shares” means the Class B Limited Voting Shares in the capital of the Manager.

“Manager Escrowed Share” means a non-voting common share of a Manager ESPco.

“Manager Escrowed Share Transfer Documentation” means the documents giving effect to subsections 3.1(cc), 3.1(dd) and 3.1(ee) of this Plan of Arrangement.

“Manager Escrowed Stock Plan” means the escrowed stock plan of the Manager adopted in connection with the Arrangement.

“Manager ESPco” means a private company whose non-voting common shares are awarded to Participants pursuant to the Manager Escrowed Stock Plan.

“Manager ESPco Schedule” means the schedule of share transfers occurring pursuant to subsections 3.1(bb), 3.1(cc) and 3.1(dd) of this Plan of Arrangement, in the form approved by the Manager Board.

“Manager Exercise Price Proportion” means the quotient expressed as a decimal obtained by dividing A by B where:

(a)

“A” is the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE; and

(b)

“B” is the sum of (x) the product of 0.25 and A and (y) the volume-weighted average trading price of one Corporation Class A Share on the NYSE for a five-day trading period commencing on the date the Corporation Class A Shares commence trading on the NYSE on an ex-dividend basis with respect to the Arrangement.

“Manager MSOP” means the management share option plan of the Manager adopted in connection with the Arrangement.

“Manager Option” means an option to acquire Manager Class A Shares pursuant to the Manager MSOP and granted by the Manager to a holder of a Corporation Option in connection with the Arrangement.

“Manager Restricted Share” means a restricted Manager Class A Share awarded pursuant to a Manager Restricted Stock Plan.

“Manager Restricted Stock Plans” means the restricted stock plans of the Manager adopted in connection with the Arrangement.

“Manager Share Exchange” has the meaning given in subsection 3.1(j) of this Plan of Arrangement.

“Manager Shares” means the Manager Class A Shares, Manager Class B Shares and/or Manager Special Limited Voting Shares.

“Manager Special Limited Voting Shares” means the Special Shares, Series 1 in the capital of the Manager.

“Manager Subco” means a private company whose non-voting common shares are indirectly held by Participants in connection with the Manager Escrowed Stock Plan.

“Manager Subco Share” means a non-voting common share of a Manager Subco.

“Manager Tracking DSU” means a deferred share unit awarded pursuant to the Corporation Tracking DSU Plan, which tracks the value of a Manager Class A Share.

“Manager ULC” means a private unlimited liability company governed under the laws of British Columbia that is involved in granting awards pursuant to the Manager Escrowed Stock Plan. Solely for U.S. federal income tax purposes, Manager ULC will elect pursuant to Treasury Regulations section 301.7701-3 to be disregarded as separate from its owner.

“Meeting” means the special meeting of Corporation Shareholders (including an adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve the Arrangement Resolution and the other matters set out in the notice of meeting accompanying the Circular.

“Net Fair Market Value” means, in respect of any property, the net FMV of that property determined on a consolidated basis in accordance with all administrative policies of the CRA in effect at the Effective Time and, in determining Net Fair Market Value, the following principles will apply:

(a)

any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one (1) year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario).

“OBCA Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Participant” means a Person who is awarded Manager Escrowed Shares pursuant to the Manager Escrowed Stock Plan.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means this plan of arrangement, as amended, varied or supplemented in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the direction of the Court.

“PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act.

“Registered Shareholder” means a Corporation Shareholder whose name is set out in the register of Corporation maintained by the Transfer Agent.

“Spin-off Distribution” has the meaning given in subsection 3.1(l) of this Plan of Arrangement.

“Spin- off Distribution Property” means (a) that number of the Asset Management Company Shares owned by the Corporation immediately prior to the Spin-off Distribution representing 25% of the issued and outstanding Asset Management Company Shares; (b) a debt receivable of the Asset Management Company owned by Corporation immediately prior to the Spin-off Distribution; and (c) shares of/interests in each of Brookfield Manager (Canada) Employee Ltd., Brookfield UK Employee Co Limited, Brookfield Manager (US) Employee LLC, Brookfield Investment Management Australia Pty Ltd. and Brookfield Manager (DIFC) Employee Management Limited.

“Subco” means 2451634 Alberta Inc., a company governed by the laws of Alberta.

“Subco Note” means a non-interest-bearing promissory note, payable on demand, having a principal amount and FMV equal to the aggregate purchase price of the Subco Shares purchased by Subco in subsection 3.1(m) of this Plan of Arrangement.

“Subco Shares” means the common shares in the capital of Subco.

“Subsidiary” means, at a particular time, a Person Controlled, directly or indirectly, by another Person.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp) C.1, as amended, including the regulations promulgated thereunder.

“Taxable Canadian Holder” means any holder other than an Electing Holder.

“Transfer Agent” means TSX Trust Company, the Corporation’s and the Manager’s transfer agent.

“Transferred Multiple ” means the quotient (expressed as a decimal) obtained by dividing: (i) the Butterfly Proportion by (ii) one (1) minus the Butterfly Proportion.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933 as amended, and the rules and regulations promulgated thereunder.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular shall include the plural and vice versa, (b) words importing the use of either gender shall include both genders and neuter, (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”, and (d) the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of Canada. If an amount is required to be converted from or into another currency, the conversion will be effected using an exchange rate chosen by the Corporation.

1.7	Calculations

If an amount is to be expressed as a decimal, the number will be expressed to 10 decimal places.

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

For the purposes of determining trading price, the trading price of a security using the TSX volume-weighted average trading price shall be expressed in lawful currency of Canada, and the trading price of a security using the NYSE volume-weighted average trading price shall be expressed in lawful currency of the United States.

1.8	Exhibits

The following Exhibits are attached to this Plan of Arrangement and form part hereof:

Exhibit I New Share Terms of the Corporation

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding on: (a) the Corporation, the Manager, the Asset Management Company, Subco and the Manager ESPcos; (b) all Corporation Shareholders and participants in Corporation Plans, including in their capacity as Participants and (c) the Transfer Agent, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted, each of the steps set out below shall occur in the following order without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step:

Waiver and Disclaimer by the Corporation

(a)

The Corporation irrevocably waives and disclaims its right to convert the Corporation Class A Preference Shares, Series 17, and Corporation Class A Preference Shares, Series 18, into Corporation Class A Shares with the effect that such a conversion right can no longer be exercised by the Corporation as a term of the Corporation Class A Preference Shares, Series 17, and Corporation Class A Preference Shares, Series 18.

Ordinary Course Dividends

(b)

The Corporation irrevocably declares a dividend on the Corporation Affected Preference Shares in the amount of $0.03199 per Corporation Class A Preference Share, Series 8 and $0.071575 per Corporation Class A Preference Share, Series 9.

Corporation Spin-off Butterfly

(c)

The articles of the Corporation will be amended to create and authorize the issuance (in addition to the shares that the Corporation is authorized to issue immediately before such amendment) of the following:

(i)	an unlimited number of class C non-voting common shares (the “Corporation Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(ii)	an unlimited number of class D non-voting common shares (the “Corporation Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(iii)

an unlimited number of new class A limited voting shares (the “Corporation New Class A Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(iv)

an unlimited number of new class B limited voting shares (the “Corporation New Class B Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(v)

an unlimited number of new class C non-voting common shares (the “Corporation New Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(vi)

an unlimited number of new class D non-voting common shares (the “Corporation New Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(vii)	an unlimited number of Butterfly class A common shares (the “Butterfly Class A Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(viii)	an unlimited number of Butterfly class B common shares (the “Butterfly Class B Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(ix)	an unlimited number of Butterfly class C common shares (the “Butterfly Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(x)	an unlimited number of Butterfly class D common shares (the “Butterfly Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(xi)

4,500,000 of Corporation Class A Preference Shares, series 51 (the “Corporation Series 51 Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement; and

(xii)

4,500,000 of Corporation Class A Preference Shares, series 52 (the “Corporation Series 52 Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement.

(d)

Each Corporation Affected Preference Shareholder will exchange each issued and outstanding Corporation Affected Preference Share that it owns for, in the case of the Corporation Affected Preference Shares, Series 8 the Applicable Fraction for such shares of a Corporation Class C Share and, in the case of the Corporation Affected Preference Shares, Series 9 the Applicable Fraction for such shares of a Corporation Class D Share (the “Corporation Affected Preference Share Reorganization”). In connection with the Corporation Affected Preference Share Reorganization:

(i)

the Corporation will not make a joint election under the provisions of section 85 of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) with any Corporation Shareholder; and

(ii)

the aggregate amount to be added by the Corporation to the stated capital of the Corporation Class C Shares and the Corporation Class D Shares, respectively, will be an amount equal to the aggregate PUC of the Corporation Affected Preference Shares, Series 8 and Corporation Affected Preference Shares, Series 9, respectively, immediately prior to the Corporation Affected Preference Share Reorganization.

(e)

Concurrently with the Corporation Affected Preference Share Reorganization, the Corporation Class C Shares and Corporation Class D Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(l) of this Plan of Arrangement.

(f)

Each Corporation Shareholder will exchange each issued and outstanding Corporation Class A Share, Corporation Class B Share, Corporation Class C Share and Corporation Class D Share that it owns for Corporation New Shares and Butterfly Shares (the “Corporation Capital Reorganization”) as follows:

(i)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class A Share that it owns for (i) one (1) Corporation New Class A Share and (ii) the Transferred Multiple number of Butterfly Class A Shares, and the Corporation Class A Shares so exchanged will be cancelled;

(ii)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class B Share that it owns for (i) one (1) Corporation New Class B Share and (ii) the Transferred Multiple number of Butterfly Class B Shares, and the Corporation Class B Shares so exchanged will be cancelled;

(iii)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class C Share that it owns for (i) one (1) Corporation New Class C Share and (ii) the Transferred Multiple number of Butterfly Class C Shares, and the Corporation Class C Shares so exchanged will be cancelled; and

(iv)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class D Share that it owns for (i) one (1) Corporation New Class D Share and (ii) the Transferred Multiple number of Butterfly Class D Shares, and the Corporation Class D Shares so exchanged will be cancelled.

In connection with the Corporation Capital Reorganization:

(v)

the Corporation will not make a joint election under the provisions of section 85 of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) with any Corporation Shareholder; and

(vi)

the aggregate amount to be added by the Corporation to the stated capital of each of the classes of Corporation New Shares and Butterfly Shares immediately after the Corporation Capital Reorganization will be such that the aggregate stated capital of the Butterfly Shares will be 25.1% of the Aggregate Ordinary Stated Capital and, in particular, the amount to be added to the stated capital of each of the classes of Corporation New Shares and Butterfly Shares will be:

(A)

in the case of the Corporation New Class A Shares, an amount equal to the aggregate PUC of the Corporation Class A Shares immediately prior to the Corporation Capital Reorganization, less the amount added to the stated capital of the Butterfly Class A Shares pursuant to subparagraph 3.1(f)(vi)(B) of this Plan of Arrangement;

(B)

in the case of the Butterfly Class A Shares, an amount equal to 25.1% of the Aggregate Ordinary Stated Capital, less an amount equal to the aggregate amounts added to the stated capital of the Butterfly Class B Shares, the Butterfly Class C Shares and the Butterfly Class D Shares pursuant to subparagraphs 3.1(f)(vi)(C) to

(E)	of this Plan of Arrangement;

(C)

in the case of the Corporation New Class B Shares and the Butterfly Class B Shares, an amount equal to the aggregate PUC of the Corporation Class B Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class B Shares and the Butterfly Class B Shares based on the proportion that the FMV of the Corporation New Class B Shares and the Butterfly Class B Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class B Shares and the Butterfly Class B Shares issued on the Corporation Capital Reorganization;

(D)

in the case of the Corporation New Class C Shares and the Butterfly Class C Shares, an amount equal to the aggregate PUC of the Corporation Class C Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class C Shares and the Butterfly Class C Shares based on the proportion that the FMV of the Corporation New Class C Shares and the Butterfly Class C Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class C Shares and the Butterfly Class C Shares issued on the Corporation Capital Reorganization; and

(E)

in the case of the Corporation New Class D Shares and the Butterfly Class D Shares, an amount equal to the aggregate PUC of the Corporation Class D Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class D Shares and the Butterfly Class D Shares based on the proportion that the FMV of the Corporation New Class D Shares and the Butterfly Class D Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class D Shares and the Butterfly Class D Shares issued on the Corporation Capital Reorganization.

(g)

Concurrently with the Corporation Capital Reorganization, the Corporation New Class A Shares, Butterfly Class A Shares, Corporation New Class C Shares, Butterfly Class C Shares, Corporation New Class D Shares and Butterfly Class D Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(l) of this Plan of Arrangement.

(h)	Concurrently with the Corporation Capital Reorganization, each holder of Corporation Options will dispose of all of such holder’s outstanding Corporation Options in exchange for:

(i)

an equal number of Corporation New Options with each Corporation New Option having an exercise price equal to the product of the original exercise price for the Corporation Option being exchanged and the Corporation Exercise Price Proportion; and

(ii)

that number of Manager Options equal to the product of 0.25 and the number of the holder’s outstanding Corporation Options being exchanged (with any fractional Manager Option being rounded down to the nearest whole number), with each Manager Option having an exercise price equal to the product of the original exercise price for the Corporation Option being exchanged and the Manager Exercise Price Proportion;

provided, however, that appropriate adjustments will be made to the exercise prices of the Corporation New Options and the Manager Options determined pursuant to paragraphs 3.1(h)(i) and (ii) of this Plan of Arrangement in accordance with the rules of the TSX and NYSE to ensure compliance with subsection 7(1.4) of the Tax Act (or the provisions of any corresponding applicable foreign tax legislation). A holder of Corporation Options will receive no consideration for the disposition of such Corporation Options other than the Corporation New Options and the Manager Options. The granting by the Manager of the Manager Options will be in anticipation of the Spin-off Distribution, will be granted by the Manager for and on behalf of Subco and will form part of the non-share consideration relating to such transfer. As consideration for the Manager granting the Manager Options, Subco will issue one Subco Share to the Manager and the amount to be added to the stated capital of the Subco Share so issued will be $1.00.

(i)	Concurrently with the Corporation Capital Reorganization:

(i)	each holder of Corporation DSUs will receive from the Corporation 0.25 of a Manager Tracking DSU for each Corporation DSU that it holds; and

(ii)	each holder of Corporation RSUs will receive from the Corporation that number of Corporation DSUs equal to the Transferred Multiple for each Corporation RSU that it holds.

(j)	Each holder of Butterfly Shares will transfer each Butterfly Share that it owns to the Manager in exchange for Manager Shares as follows (the “Manager Share Exchange”):

(i)	each Taxable Canadian Holder of Butterfly Class A Shares will transfer each Butterfly Class A Share it owns to the Manager in exchange for two (2) Manager Class A Shares;

(ii)	each holder of Butterfly Class B Shares will transfer each Butterfly Class B Share it owns to the Manager in exchange for two (2) Manager Class B Shares;

(iii)	each holder of Butterfly Class C Shares will transfer each Butterfly Class C Share it owns to the Manager in exchange for two (2) Manager Class A Shares;

(iv)	each holder of Butterfly Class D Shares will transfer each Butterfly Class D Share it owns to the Manager in exchange for two (2) Manager Class A Shares; and

(v)

each holder of Butterfly Class A Shares other than Taxable Canadian Holders will transfer each Butterfly Class A Share that it owns to the Manager in exchange for one (1) Manager Class A Share and one (1) Manager Special Limited Voting Share.

In connection with the Manager Share Exchange described in paragraphs 3.1(j)(i) to (iv), the aggregate amount to be added by the Manager to the stated capital of each class of Manager Shares will be an amount equal to the aggregate stated capital of the applicable class of Butterfly Shares so transferred to the Manager. In connection with the Manager Share Exchange described in paragraph 3.1(j)(v), the aggregate amount to be added by the Manager to the stated capital of (X) the Manager Class A Shares will be an amount equal to one half of the FMV of the Butterfly Class A Shares so exchanged and (Y) the Manager Special Limited Voting Shares will be an amount equal to one half of the FMV of the Butterfly Class A Shares so exchanged.

(k)

Concurrently with the issuance of the Manager Class A Shares on the Manager Share Exchange, the Manager Class A Shares and Manager Special Limited Voting Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(l) of this Plan of Arrangement.

(l)

The Corporation will transfer the Spin-off Distribution Property to Subco for a purchase price equal to its aggregate FMV (the “Spin-off Distribution”), which will be satisfied by Subco issuing 100,000,000 Subco Shares to the Corporation and the Manager having granted the Manager Options for and on behalf of Subco in subsection 3.1(h) of this Plan of Arrangement. The aggregate amount to be added by Subco to the stated capital of the Subco Shares will be an amount equal to the aggregate cost to Subco of the Spin-off Distribution Property acquired from the Corporation (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant), less the aggregate FMV of all of the Manager Options granted by the Manager as described above. The FMV of each Manager Option will be determined as the amount equal to the amount by which the FMV of the Manager Class A Share that is the subject of the particular Manager Option exceeds the exercise price of the such Manager Option, and further, and the FMV of a Manager Class A

Share issuable under a Manager Option will be determined based on the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE.

The Net Fair Market Value of the property owned by the Manager immediately after the Spin-Off Distribution will be equal to or approximate that proportion of the Net Fair Market Value of all property owned by the Corporation immediately before the Spin-off Distribution that:

(i)	the aggregate FMV of the Butterfly Shares owned by the Manager immediately before the Spin-off Distribution;

is of

(ii)	the aggregate FMV of all of the issued and outstanding shares in the capital of the Corporation immediately before the Spin-off Distribution.

The Corporation and Subco will jointly elect, in prescribed form and within the time limits referred to in subsection 85(6) of the Tax Act, to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Spin-off Distribution Property, and if applicable, the Corporation and Subco will jointly elect under the provisions of any corresponding provincial tax legislation. The agreed amount for each property specified in the subsection 85(1) election will be an amount that is not less than the greater of (X) the ACB of the particular Spin-off Distribution Property to the Corporation immediately before the transfer and (Y) the FMV of the Manager Options allocated to such property as determined by the Corporation in its sole discretion, which amount will, in respect of each property, be less than the FMV of such property at the time of the transfer.

(m)

Subco will purchase for cancellation and cancel all the 100,000,000 Subco Shares held by the Corporation for a purchase price equal to the aggregate FMV of such shares and will issue to the Corporation, as payment therefor, the Subco Note. The Corporation will accept the Subco Note as full payment of the aggregate purchase price of the Subco Shares so purchased, with the risk of this note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) to the purchase of all of the Subco Shares is hereby designated by Subco, to the extent permitted under the Tax Act (or the provisions of any corresponding applicable provincial tax legislation), as an eligible dividend.

(n)

Subco will wind up in accordance with subsection 88(1) of the Tax Act and section 211(2.1) of the Alberta Business Corporations Act and, in connection with and as a consequence thereof, will distribute all of its assets, rights and properties to the Manager, including, for clarity, all of Subco’s interest in the Spin-off Distribution Property, and all the liabilities and obligations of Subco, including the liability of Subco under the Subco Note, will be assumed by the Manager, with articles of dissolution for Subco to be filed subsequently outside of this Plan of Arrangement.

(o)

The Corporation will purchase for cancellation and cancel all of the Butterfly Shares of each class of Butterfly Shares (with the stated capital of such Butterfly Shares being equal to the aggregate stated capital additions set out in paragraph 3.1(f)(vi) of this Plan of Arrangement) held by the Manager for a purchase price equal to the aggregate FMV of shares of each respective class of Butterfly Shares and will issue to the Manager, as payment therefor, the Corporation Note. The Manager will accept the Corporation Note as full payment of the aggregate purchase price of each class of Butterfly Shares so purchased, with the risk of this note being dishonoured. The amount of any deemed dividends resulting from the application of subsection 84(3) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) to the purchase of all of the Butterfly Shares of each class of shares is hereby designated by the Corporation, to the extent permitted under the Tax Act (or the provisions of any corresponding applicable provincial tax legislation), as an eligible dividend.

(p)	In order to settle the promissory notes issued by Subco and the Corporation, the following transactions will occur simultaneously:

(i)

the Corporation will satisfy its obligations under the Corporation Note by transferring the Subco Note to the Manager and the Manager will accept the Subco Note in full satisfaction of the Corporation’s obligations under the Corporation Note; and

(ii)

the Manager will satisfy its obligations under the Subco Note by transferring the Corporation Note to the Corporation and the Corporation will accept the Corporation Note in full satisfaction of the Manager’s obligations under the Subco Note.

The Corporation Note and the Subco Note will be cancelled.

(q)	The following conversions of Corporation New Shares will occur:

(i)

Each holder of Corporation New Class A Shares will exercise the conversion rights of those shares and each Corporation New Class A Share will be converted into one (1) Corporation Class A Share. An amount equal to the stated capital of the Corporation New Class A Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class A Shares;

(ii)

Each holder of Corporation New Class B Shares will exercise the conversion rights of those shares and each Corporation New Class B Share will be converted into one (1) Corporation Class B Share. An amount equal to the stated capital of the Corporation New Class B Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class B Shares;

(iii)

Each holder of Corporation New Class C Shares will exercise the conversion rights of those shares and each Corporation New Class C Share will be converted into one (1) Corporation Class C Share. An amount equal to the stated capital of the Corporation New Class C Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class C Shares; and

(iv)

Each holder of Corporation New Class D Shares will exercise the conversion rights of those shares and each Corporation New Class D Share will be converted into one (1) Corporation Class D Share. An amount equal to the stated capital of the Corporation New Class D Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class D Shares.

(r)

Concurrently with the share conversions in subsection 3.1(q) of this Plan of Arrangement, the Corporation Class A Shares, Corporation Class C Shares and Corporation Class D Shares will, outside of this Plan of Arrangement, continue to be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

(s)

Each holder of Corporation Class C Shares will exercise the conversion rights of those shares and each Corporation Class C Share will be converted into a number of Corporation Series 51 Shares equal to the inverse of the Applicable Fraction for the Corporation Affected Preference Shares, Series 8, with the result that the aggregate number of Corporation Series 51 Shares held by each holder will be equal to the number of Corporation Affected Preference Shares, Series 8 held immediately prior to the Effective Time. An amount equal to the stated capital of the Corporation New Class C Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Series 51 Shares.

(t)

Each holder of Corporation Class D Shares will exercise the conversion rights of those shares and each Corporation Class D Share will be converted into a number of Corporation Series 52 Shares equal to the inverse of the Applicable Fraction for the Corporation Affected Preference Shares, Series 9, with the result that the aggregate number of Corporation Series 52 Shares held by each holder will be equal to the number of Corporation Affected Preference Shares, Series 9 held immediately prior to the Effective Time. An amount equal to the stated capital of the Corporation New Class D Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Series 52 Shares.

(u)

Concurrently with the share conversions in subsections 3.1(s) and 3.1(t) of this Plan of Arrangement, the Corporation Series 51 Shares and Corporation Series 52 Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

(v)

Each holder of Manager Special Limited Voting Shares will exercise the conversion rights of those shares and each Manager Special Limited Voting Share will be converted into one (1) Manager Class A Share. An amount equal to the stated capital of the Manager Special Limited Voting Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Manager Class A Shares.

(w)

Each Manager Class A Share and Manager Class B Share will be subdivided into a number of Manager Class A Shares and Manager Class B Shares, respectively, equal to the amount, expressed as a decimal, equal to the quotient of (X) one (1) divided by (Y) eight (8) times the Transferred Multiple.

Corporation Restricted Stock

(x)

The Corporation Class A Shares received by the holders of the Corporation Restricted Shares pursuant to the Corporation Spin-Off Butterfly in exchange for Corporation Restricted Shares will be subject to the Corporation Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such Corporation Restricted Shares immediately prior to the Effective Time. In addition, the Manager Class A Shares received by the holders of the Corporation Restricted Shares pursuant to the Corporation Spin-Off Butterfly in exchange for Corporation Restricted Shares will be subject to the Manager Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such Corporation Restricted Shares immediately prior to the Effective Time.

Amendment to Corporation Articles

(y)	The articles of the Corporation will be amended to delete the amendments made to the authorized capital of the Corporation pursuant to paragraphs 3.1(c)(i)- (x) of this Plan of Arrangement.

(z)	The name of the Corporation will be changed to “Brookfield Corporation”.

Manager Escrowed Stock Plan

(aa)	DSUco will purchase Manager Class A Shares from a specified holder for consideration equal to the aggregate FMV of the Manager Class A Shares so purchased, as set out in the DSUco Schedule.

(bb)

90 minutes after the Effective Time, Manager ULC will purchase Manager Class A Shares from specified holders for consideration equal to the aggregate FMV of the Manager Class A Shares so purchased, in each case as set out in the Manager ESPco Schedule.

(cc)

On the sixth Business Day after the Manager Class A Shares are listed and posted for trading on the TSX in subsection 3.1(k) of this Plan of Arrangement, at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager Subcos will purchase Manager Class A Shares from the specified Participants and will issue to the relevant Participants, as payment therefor, such number of Manager Subco Shares having an aggregate FMV equal to the purchase price of the Manager Class A Shares purchased from such Participant, in each case as set out in the Manager ESPco Schedule. Each Participant set out in the Manager ESPco Schedule will accept such Manager Subco Shares as full payment of the aggregate purchase price of the Manager Class A Shares so purchased.

(dd)

On the same date as the share transfer in subsection 3.1(cc) of this Plan of Arrangement at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager ESPcos will purchase Manager Subco Shares from the specified Participants and will issue to the relevant Participants, as payment therefor, such number of Manager Escrowed Shares having an aggregate FMV equal to the purchase price of the Manager Subco Shares purchased from such Participant, in each case as set out in the Manager ESPco Schedule. Each Participant set out in the Manager ESPco Schedule will accept such Manager Escrowed Shares as full payment of the aggregate purchase price of the Manager Subco Shares so purchased.

(ee)

On the same date as the share transfer in subsection 3.1(cc) of this Plan of Arrangement at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager will transfer Manager Escrowed Shares to Participants as a bonus, in each case as set out in the Award Schedule.

ARTICLE 4

SHARES

4.1	Registers of Holders

(a)

Upon the exchange of the Corporation Affected Preference Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Affected Preference Shares and will be deemed to be added to the registers of holders of Corporation Class C Shares or Corporation Class D Shares, as applicable, as the holder of the number of Corporation Class C Shares or Corporation Class D Shares, respectively, issued to such Corporation Affected Preference Shareholder. Upon the cancellation of the Corporation Affected Preference Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class C Shares and Corporation Class D Shares.

(b)

Upon the exchange of the Corporation Class A Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class A Shares and will be deemed to be added to the registers of holders of Corporation New Class A Shares and Butterfly Class A Shares as the holder of the number of Corporation New Class A Shares and Butterfly Class A Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class A Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class A Shares.

(c)

Upon the exchange of the Corporation Class B Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class B Shares and will be deemed to be added to the registers of holders of Corporation New Class B Shares and Butterfly Class B Shares as the holder of the number of Corporation New Class B Shares and Butterfly Class B Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class B Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class B Shares.

(d)

Upon the exchange of the Corporation Class C Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class C Shares and will be deemed to be added to the registers of holders of Corporation New Class C Shares and Butterfly Class C Shares as the holder of the number of Corporation New Class C Shares and Butterfly Class C Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class C Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class C Shares.

(e)

Upon the exchange of the Corporation Class D Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class D Shares and will be deemed to be added to the registers of holders of Corporation New Class D Shares and Butterfly Class D Shares as the holder of the number of Corporation New Class D Shares and Butterfly Class D Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class D Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class D Shares.

(f)	Upon the exchange of the Butterfly Shares pursuant to subsection 3.1(j) of this Plan of Arrangement:

(i)

the name of each relevant holder of Butterfly Class A Shares, Butterfly Class C Shares and Butterfly Class D Shares will be deemed to be removed from the registers of holders of Butterfly Class A Shares, Butterfly Class C Shares and Butterfly Class D Shares, respectively, and will be deemed to be added to the register of holders of Manager Class A Shares and, if applicable, Manager Special Limited Voting Shares as the holder of the number of Manager Class A Shares and, if applicable, Manager Special Limited Voting Shares issued to such holder of Butterfly Shares;

(ii)

the name of each relevant holder of Butterfly Class B Shares will be deemed to be removed from the register of holders of Butterfly Class B Shares and will be deemed to be added to the register of holders of Manager Class B Shares as the holder of the number of Manager Class B Shares issued to such holder of Butterfly Class B Shares; and

(iii)

the Manager will be deemed to be added to the registers of holders of Butterfly Shares as the holder of the number of Butterfly Shares received on the exchange by the Manager pursuant to subsection 3.1(j) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(g)

Upon the transfer of the Spin-off Distribution Property to Subco pursuant to subsection 3.1(l) of this Plan of Arrangement: (i) the register of holders of Asset Management Company Shares will be deemed to be revised to reflect the decrease in the number of Asset Management Company Shares owned by the Corporation as a result of the transfer, (ii) Subco will be deemed to be recorded as the registered holder of the Asset Management Company Shares so transferred on the register of holders of Asset Management Company Shares and will be deemed to be the legal and beneficial owner thereof, and (iii) the Corporation will be deemed to be added to the register of holders of Subco Shares as the holder of the number of Subco Shares issued to the Corporation pursuant to subsection 3.1(l) of this Plan of Arrangement.

(h)

Upon the purchase for cancellation of the Subco Shares pursuant to subsection 3.1(m) of this Plan of Arrangement, the Corporation will be deemed to be removed from the register of holders of Subco Shares and appropriate entries will be made in the register of holders of Subco Shares.

(i)

Upon the wind up of Subco pursuant to subsection 3.1(n) of this Plan of Arrangement, Subco will be deemed to be removed from the register of holders of Asset Management Company Shares, the Manager will be deemed to be recorded as the registered holder of the Asset Management Company Shares and will be deemed to be the legal and beneficial owner thereof and appropriate entries will be made in the register of holders of Asset Management Company Shares.

(j)

Upon the purchase for cancellation of the Butterfly Shares pursuant to subsection 3.1(o) of this Plan of Arrangement, the Manager will be deemed to be removed from the registers of holders of Butterfly Shares and appropriate entries will be made in the register of holders of Butterfly Shares.

(k)	Upon the conversions of Corporation New Shares pursuant to subsection 3.1(q) of this Plan of Arrangement:

(i)

the name of each relevant holder of Corporation New Class A Shares will be deemed to be removed from the register of holders of Corporation New Class A Shares and will be deemed to be added to the register of holders of Corporation Class A Shares as the holder of the number of Corporation Class A Shares received on the conversion by such Corporation Shareholder;

(ii)

the name of each relevant holder of Corporation New Class B Shares will be deemed to be removed from the register of holders of Corporation New Class B Shares and will be deemed to be added to the register of holders of Corporation Class B Shares as the holder of the number of Corporation Class B Shares received on the conversion by such Corporation Shareholder;

(iii)

the name of each relevant holder of Corporation New Class C Shares will be deemed to be removed from the register of holders of Corporation New Class C Shares and will be deemed to be added to the register of holders of Corporation Class C Shares as the holder of the number of Corporation Class C Shares received on the conversion by such Corporation Shareholder;

(iv)

the name of each relevant holder of Corporation New Class D Shares will be deemed to be removed from the register of holders of Corporation New Class D Shares and will be deemed to be added to the register of holders of Corporation Class D Shares as the holder of the number of Corporation Class D Shares received on the conversion by such Corporation Shareholder.

(l)

Upon the conversion of Corporation Class C Shares pursuant to subsection 3.1(s) of this Plan of Arrangement the name of each relevant holder of Corporation Class C Shares will be deemed to be removed from the register of holders of Corporation Class C Shares and will be deemed to be added to the register of holders of Corporation Series 51 Shares as the holder of the number of Corporation Series 51 Shares received on the conversion by such Corporation Shareholder.

(m)

Upon the conversion of Corporation Class D Shares pursuant to subsection 3.1(t) of this Plan of Arrangement the name of each relevant holder of Corporation Class D Shares will be deemed to be removed from the register of holders of Corporation Class D Shares and will be deemed to be added to the register of holders of Corporation Series 52 Shares as the holder of the number of Corporation Series 52 Shares received on the conversion by such Corporation Shareholder.

(n)

Upon the conversion of the Manager Special Limited Voting Shares pursuant to subsection 3.1(v) of this Plan of Arrangement, the name of each relevant holder of Manager Special Limited Voting Shares will be deemed to be removed from the register of holders of Manager Special Limited Voting Shares and will be deemed to be added to the register of holders of Manager Class A Shares as the holder of the number of Manager Special Limited Voting Shares so converted.

4.2	Deemed Fully Paid and Non-Assessable Shares

All Corporation Class A Shares, Corporation Class B Shares, Corporation Class C Shares, Corporation Class D Shares, Corporation Series 51 Shares, Corporation Series 52 Shares, Corporation New Class A Shares, Corporation New Class B Shares, Corporation New Class C Shares, Corporation New Class D Shares, Butterfly Class A Shares, Butterfly Class B Shares Butterfly Class C Shares and Butterfly Class D Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of DRS Statements

No new certificates will be issued in respect of the Corporation Class A Shares or Corporation Class B Shares. As soon as practicable following the Effective Time:

(a)

the Transfer Agent will deliver to each Registered Shareholder of Corporation Class A Shares at the close of business on the Distribution Record Date DRS statements representing the Manager Class A Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement;

(b)

the Transfer Agent will deliver to each Registered Shareholder of Corporation Class B Shares at the close of business on the Distribution Record Date DRS statements representing the Manager Class B Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement;

(c)

upon surrender to the Depositary for cancellation of a certificate and/or DRS statement which immediately prior to the Effective Time represented outstanding Corporation Affected Preference Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary or the Corporation may reasonably require, the Corporation Shareholders represented by such surrendered certificate and/or DRS statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, DRS statement(s) representing the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares; and

(d)

until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Corporation Affected Preference Shares shall be deemed after the Effective Time to represent only the right to receive the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares. Any such certificate or DRS advice formerly representing Corporation Affected Preference Shares not duly surrendered on or before the fifth (5th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Corporation Affected Preference Shares of any kind or nature against or in the Corporation. On such date, the Manager Class A Shares to which such former holder was entitled shall be deemed to have been surrendered to the Manager, or as directed by the Manager, and the Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such former holder was entitled shall be deemed to have been surrendered to the Corporation, or as directed by the Corporation, in each case by the Depositary for no consideration.

(e)

Such DRS statements will be sent by first class mail to the most recent address of the Corporation Shareholder on the lists of Registered Shareholders maintained by the Transfer Agent in respect of the Corporation Class A Shares, Corporation Class B Shares and Corporation Affected Preference Shares, as the case may be.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Corporation Affected Preference Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the

(i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement and in accordance with such holder’s duly completed and executed Letter of Transmittal, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom such Manager Class A Shares, Corporation Series 51 Shares and/or Corporation Series 52 Shares, and cash representing the dividends payable under Section 3.1(b) and, if applicable, any fractional shares are to be delivered shall as a condition precedent to the delivery of such shares and cash, give a bond satisfactory to the Corporation and the Depositary (each acting reasonably) in such sum as the Corporation may direct (acting reasonably), or otherwise indemnify the Corporation in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	No Fractional Shares

In no event shall any Corporation Shareholder be entitled to a fractional Manager Class A Share. Where the aggregate number of Manager Class A Shares to be issued to a Person as consideration under or as a result of this Arrangement would result in a fraction of a share being issuable, in lieu thereof, the holder will receive a cash payment.

5.4	Withholding Rights

Each of the Corporation and the Manager (and their transfer agents on their behalf) shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement such amounts as each of the Corporation and the Manager (and their transfer agents on their behalf) is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with Applicable Law to the appropriate Governmental Authority.

5.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

5.6	Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall apply to any and all Corporation Class A Shares, Corporation Class B Shares, Corporation Class A Preference Shares, Series 17, Corporation Class A Preference Shares, Series 18, Corporation Affected Preference Shares, Corporation Options, Corporation DSUs, Corporation Escrowed Shares and Corporation RSUs issued prior to the Effective Time;

(b)

the rights and obligations of the Registered Shareholders, holders of Corporation Options, holders of Corporation DSUs, holders of Corporation Escrowed Shares, holders of Corporation RSUs, the Corporation, Subco, the Manager and any transfer agent or other depositary of the Corporation and the Manager, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Corporation Class A Shares, Corporation Class B Shares, Corporation Affected Preference Shares, Corporation Options, Corporation DSUs, Corporation Escrowed Shares or Corporation RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Corporation reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Corporation Shareholders or former Corporation Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting, with or without any other prior notice or communication (other than as may be required under the Interim Order), and, if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of the Corporation and the Manager; (ii) it is filed with the Court; and (iii) if required by the Court, it is approved by the Corporation Shareholders voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Corporation, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Corporation Shareholder.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

EXHIBIT I – NEW SHARE TERMS OF CORPORATION

Share terms at the time of the amendments contemplated in paragraph 3.1(c) of the Plan of

Arrangement attaching to the following:

(a)	Corporation Class C Shares;

(b)	Corporation Class D Shares;

(c)	Corporation New Class A Shares;

(d)	Corporation New Class B Shares;

(e)	Corporation New Class C Shares;

(f)	Corporation New Class D Shares;

(g)	Butterfly Class A Shares;

(h)	Butterfly Class B Shares;

(i)	Butterfly Class C Shares;

(j)	Butterfly Class D Shares;

(k)	Corporation Series 51 Shares; and

(l)	Corporation Series 52 Shares.

Capitalized terms used herein without definition have the meanings given to them in the Plan of Arrangement.

The articles of the Corporation are hereby amended by:

(a)	adding to the classes and maximum number of shares that the Corporation is authorized to issue the following:

an unlimited number of Corporation Class C Shares

an unlimited number of Corporation Class D Shares

an unlimited number of Corporation New Class A Shares

an unlimited number of Corporation New Class B Shares

an unlimited number of Corporation New Class C Shares

an unlimited number of Corporation New Class D Shares

an unlimited number of Butterfly Class A Shares

an unlimited number of Butterfly Class B Shares

an unlimited number of Butterfly Class C Shares

an unlimited number of Butterfly Class D Shares

4,500,000 Class A Preference Shares, Series 51

4,500,000 Class A Preference Shares, Series 52

(b)	adding to the rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation the following:

2.	CORPORATION CLASS C SHARES

2.1	Rank

The Corporation Class C Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation Class C Shares of the amount or amounts to which they may be entitled, the holders of the Corporation Class C Shares and any other shares ranking on a parity with the Corporation Class C Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

2.2	Voting

Each holder of Corporation Class C Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting.

2.3	Conversion of Corporation Class C Shares

The Corporation Class C Shares shall be convertible into Class A Preference Shares, Series 51 on the basis of 2.4274 Class A Preference Shares, Series 51 for each Corporation Class C Share.

3.	CORPORATION CLASS D SHARES

3.1	Rank

The Corporation Class D Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation Class D Shares of the amount or amounts to which they may be entitled, the holders of the Corporation Class D Shares and any other shares ranking on a parity with the Corporation Class D Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

3.2	Voting

Each holder of Corporation Class D Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting.

3.3	Conversion of Corporation Class D Shares

The Corporation Class D Shares shall be convertible into Class A Preference Shares, Series 52 on the basis of 2.4760 Class A Preference Shares, Series 52 for each Corporation Class D Share.

4.	CORPORATION NEW CLASS A SHARES AND CORPORATION NEW CLASS B SHARES

4.1	Rank

The Corporation New Class A Shares and the Corporation New Class B Shares shall rank on a parity with each other and the Corporation Class A Shares, the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation New Class A Shares and the Corporation New Class B Shares of the amount or amounts to which they may be entitled, the holders of the Corporation New Class A Shares and the Corporation New Class B Shares and any other shares ranking on a parity with the Corporation New Class A Shares and the Corporation New Class B Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

4.2	Voting

Other than as provided below, each holder of Corporation New Class A Shares and Corporation New Class B Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) and shall be entitled to cast at any such meeting two votes per share on all matters to be approved by shareholders. If, and for so long as, there are Corporation Class A Shares and Corporation Class B Shares outstanding, holders of Corporation New Class A Shares will vote with holders of Corporation Class A Shares and holders of Corporation New Class B Shares will vote with holders of Corporation Class B Shares on all matters to be approved by shareholders (other than the election of directors). If, and for so long as, there are no Corporation Class A Shares and Corporation Class B Shares outstanding, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3 per cent of the votes cast by holders of Corporation New Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3 per cent of the votes cast by holders of Corporation New Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

4.3	Election of Directors

If, and for so long as, there are Corporation Class A Shares and Corporation Class B Shares outstanding, holders of Corporation New Class A Shares will vote with holders of Corporation Class A Shares and holders of Corporation New Class B Shares will vote with holders of Corporation Class B Shares in the election of directors. If, and for so long as, there are no Corporation Class A Shares and Corporation Class B Shares outstanding, in the election of directors, holders of Corporation New Class A Shares shall be entitled to elect one-half of the board of directors of the Corporation, provided that if holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the number of directors to be elected by holders of Corporation New Class A Shares shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Corporation New Class B Shares shall be entitled to elect the other one-half of the board of directors of the Corporation.

4.4	Conversion of Corporation New Class A Shares

The Corporation New Class A Shares shall be convertible into Corporation Class A Shares on a one-for-one basis at any time and from time to time.

4.5	Conversion of Corporation New Class B Shares

The Corporation New Class B Shares shall be convertible into Corporation Class B Shares on a one-for-one basis at any time and from time to time.

5.	CORPORATION NEW CLASS C SHARES

5.1	Rank

The Corporation New Class C Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation New Class C Shares of the amount or amounts to which they may be entitled, the holders of the Corporation New Class C Shares and any other shares ranking on a parity with the Corporation New Class C Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

5.2	Voting

Each holder of Corporation New Class C Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting.

5.3	Conversion of Corporation New Class C Shares

The Corporation New Class C Shares shall be convertible into Corporation Class C Shares on a one-for-one basis at any time and from time to time.

6.	CORPORATION NEW CLASS D SHARES

6.1	Rank

The Corporation New Class D Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Corporation New Class D Shares of the amount or amounts to which they may be entitled, the holders of the Corporation New Class D Shares and any other shares ranking on a parity with the Corporation New Class D Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

6.2	Voting

Each holder of Corporation New Class D Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting.

6.3	Conversion of Corporation New Class D Shares

The Corporation New Class D Shares shall be convertible into Corporation Class D Shares on a one-for-one basis at any time and from time to time.

7.	BUTTERFLY CLASS A SHARES

7.1	Rank

The Butterfly Class A Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Butterfly Class A Shares of the amount or amounts to which they may be entitled, the holders of the Butterfly Class A Shares and any other shares ranking on a parity with the Butterfly Class A Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

7.2	Voting

Each holder of Butterfly Class A Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting. Notice of the time and place of any such meeting shall be sent to each holder of Butterfly Class A Shares not less than 22 days before the meeting.

8.	BUTTERFLY CLASS B SHARES

8.1	Rank

The Butterfly Class B Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Butterfly Class B Shares of the amount or amounts to which they may be entitled, the holders of the Butterfly Class B Shares and any other shares ranking on a parity with the Butterfly Class B Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

8.2	Voting

Each holder of Butterfly Class B Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting. Notice of the time and place of any such meeting shall be sent to each holder of Butterfly Class B Shares not less than 23 days before the meeting.

9.	BUTTERFLY CLASS C SHARES

9.1	Rank

The Butterfly Class C Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Butterfly Class C Shares of the amount or amounts to which they may be entitled, the holders of the Butterfly Class C Shares and any other shares ranking on a parity with the Butterfly Class C Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

9.2	Voting

Each holder of Butterfly Class C Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting. Notice of the time and place of any such meeting shall be sent to each holder of Butterfly Class C Shares not less than 24 days before the meeting.

10.	BUTTERFLY CLASS D SHARES

10.1	Rank

The Butterfly Class D Shares shall rank on a parity with the Corporation Class A Shares and the Corporation Class B Shares and any other shares ranking on a parity with the Corporation Class A Shares and the Corporation Class B Shares and shall rank after the Corporation Class A Preference Shares and the Corporation Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Corporation Class A Preference Shares, Corporation Class AA Preference Shares and any other shares ranking as to dividends prior to the Butterfly Class D Shares of the amount or amounts to which they may be entitled, the holders of the Butterfly Class D Shares and any other shares ranking on a parity with the Butterfly Class D Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

10.2	Voting

Each holder of Butterfly Class D Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) but shall not be entitled to vote at any such meeting. Notice of the time and place of any such meeting shall be sent to each holder of Butterfly Class D Shares not less than 25 days before the meeting.

11.	CLASS A PREFERENCE SHARES, SERIES 51

The fifty-first series of Class A Preference Shares of the Corporation shall consist of 4,500,000 Class A Preference Shares designated as Cumulative Redeemable Class A Preference Shares, Series 51 (“Series 51 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Dividends

1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)

“Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series 51 Preference Shares for the preceding Month, determined in accordance with the following table:

If Calculated Trading Price Is	The Adjustment Factor as a Percentage of Prime Shall Be:

$22.44 or more	-4.00%
$22.315 and less than $22.44	-3.00%
$22.19 and less than $22.315	-2.00%
$22.065 and less than $22.19	-1.00%
Greater than $21.815 and less than $22.065	nil
Greater than $21.69 to $21.815	1.00%
Greater than $21.565 to $21.69	2.00%
Greater than $21.44 to $21.565	3.00%
$21.44 or less	4.00%

The maximum Adjustment Factor for any Month will be +4.00%.

If in any Month there is no trade on the Exchange of Series 51 Preference Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)

“Annual Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(c)	“Applicable Redemption Price” means $22.44;

(d)

“Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series 51 Preference Shares, such notice to take effect on, and to be given at least two business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and The Bank of Nova Scotia;

(e)	“Board of Directors” means the board of directors of the Corporation;

(f)	“Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(g)	“Daily Accrued Dividend Deduction” for any Trading Day means:

(i)

the product obtained by multiplying the dividend accrued on a Series 51 Preference Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one day)

divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(h)	“Daily Adjusted Trading Value” for any Trading Day means:

(i)

the aggregate dollar value of all transactions of Series 51 Preference Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(i)

“Daily Trading Volume” for any Trading Day means the aggregate number of Series 51 Preference Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(j)	“Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(k)

“Designated Percentage” for any Month means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(l)	“Dividend Payment Date” means the 12th day of each Month;

(m)	“Dividend Period” means a Month;

(n)	“Ex-Dividend Date” means:

(i)

the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Series 51 Preference Shares; or

(ii)

if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend to any Deemed Record Date for the Series 51 Preference Shares;

(o)

“Exchange” means The Toronto Stock Exchange or the Montreal Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series 51 Preference Shares;

(p)	“Month” means a calendar month;

(q)	“Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such Month;

(r)

“Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 51 Preference Shares;

(s)	“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading, or, in any other case, a business day.

1.2	General

The holders of the Series 51 Preference Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series 51 Preference Shares shall accrue on a daily basis from and including the date of issue hereof, shall be payable monthly and shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained. Payment of the dividend on the Series 51 Preference Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems available.

Dividends declared on the Series 51 Preference Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 51 Preference Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 51 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder, or in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 51 Preference Shares at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a holder of Series 51 Preference Shares shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividend to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

If on any date on which dividends are to be paid, the dividends accrued to such date are not paid in full on all of the Series 51 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends.

The holders of Series 51 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for. Dividends in respect of the Series 51 Preference Shares shall be payable monthly at the Annual Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date the dividend payable on the Series 51 Preference Shares shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $22.00 by the Annual Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series 51 Preference Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series 51 Preference Shares as contemplated by Section 2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(a)	the amount obtained by multiplying $22.00 by one-twelfth (1/12) of the Annual Dividend Rate applicable to the preceding Month by

(b)

a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which the number of days in that Month.

1.3	Calculation of Designated Percentage

The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series 51 Preference Shares are listed for trading or if the Series 51 Preference Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

2.	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 51 Preference Shares shall be entitled to receive $22.00 per Series 51 Preference Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Series 51 Preference Shares. Upon payment of such amounts, the holders of the Series 51 Preference Shares shall not be entitled to share in any further distribution of the assets of the Corporation.

3.	Redemption at the Option of the Corporation

Subject to applicable law and Section 5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at any time all, but not less than all, the outstanding Series 51 Preference Shares, on payment of the Applicable Redemption Price for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 51 Preference Shares to be redeemed of the intention of the Corporation to redeem such shares. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each holder of Series 51 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder as known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 51 Preference Shares to be redeemed. Such notice shall set out the number of such Series 51 Preference Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 51 Preference Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series 51 Preference Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable; from and after the date specified in any such notice, the Series 51 Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 51 Preference Shares called for redemption with a chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest, any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.	Conversion of Series 51 Preference Shares

4.1	Conversion at the Option of the Holder

Holders of Series 51 Preference Shares shall have the right, at their option, on November 1, 2026 and on November 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series 51 Preference Shares registered in their name into Series 52 Preference Shares of the Corporation on the basis of one (1) Series 52 Preference Share for each Series 51 Preference Share. The Corporation shall give notice in writing to the then holders of the Series 51 Preference Shares of the Selected Percentage (as defined in Section 2.1 of the articles of the Corporation relating to the Series 52 Preference Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in Section 2.1 of the articles of the Corporation relating to the Series 52 Preference Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 51 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

If the Corporation gives notice as provided in Section 3 to the holders of the Series 51 Preference Shares of the redemption of all the Series 51 Preference Shares, the Corporation shall not be required to give notice as provided in this Section 4.1 to the holders of the Series 51 Preference Shares of a Selected Percentage (as defined in Section 2.1 of the articles of the Corporation relating to the Series 52 Preference Shares) for the Series 52 Preference Shares, of the conversion right or of the Conversion Date and the right of any holder of Series 51 Preference Shares to convert such Series 51 Preference Shares as herein provided shall cease and terminate in that event.

Holders of Series 51 Preference Shares shall not be entitled to convert their shares into Series 52 Preference Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversation Date less than 500,000 Series 52 Preference Shares, after taking into account all Series 51 Preference Shares tendered for conversion into Series 52 Preference Shares and all Series 52 Preference Shares tendered for conversion into Series 51 Preference Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this Section 4.1, to all affected holders of Series 51 Preference Shares at least seven days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 51 Preference Shares, who have surrendered for conversion any certificate or certificates representing Series 51 Preference Shares, new certificates representing the Series 51 Preference Shares represented by any certificate or certificates surrendered as aforesaid.

4.2	Automatic Conversion

Subject to applicable law, if following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 51 Preference Shares after taking into account all Series 51 Preference Shares tendered for conversion into Series 52 Preference Shares and all Series 52 Preference Shares tendered for conversion into Series 51 Preference Shares, then, all, but not part, of the remaining outstanding Series 51 Preference Shares shall automatically be converted into Series 52 Preference Shares on the basis of one (1) Series 52 Preference Share for each Series 51 Preference Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of Section 4.1, to the holders of such remaining Series 51 Preference Shares at least seven days prior to the Conversion Date.

4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 51 Preference Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 51 Preference Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this Section 4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 51 Preference Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 51 Preference Shares represented by such certificate or certificates which have not been converted.

In the event the Corporation is required to convert all remaining outstanding Series 51 Preference Shares into Series 52 Preference Shares on the applicable Conversion Date as provided for in Section 4.2, the Series 51 Preference Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 52 Preference Shares and the holders thereof shall be deemed to be holders of Series 52 Preference Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 51 Preference Shares were transferable of the certificate or certificates representing Series 51 Preference Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 52 Preference Shares in the manner and subject to the terms and provisions as provided in this Section 4.3.

As promptly as practicable after the applicable Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 51 Preference Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 52 Preference Shares and the number of remaining Series 51 Preference Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 51 Preference Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 52 Preference Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 52 Preference Shares at such time.

The holder of any Series 51 Preference Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series 52 Preference Shares after such record date and on or before the date of the payment of such dividend. The issuance of certificates for the Series 52 Preference Shares upon the conversion of Series 51 Preference Shares shall be made without charge to the converting holders of Series 51 Preference Shares for any fee or tax in respect of the issuance of such certificates or the Series 52 Preference Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 52 Preference Shares are issued in respect of the issuance of such Series 52 Preference Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 51 Preference Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

4.4	Status of Converted Series 51 Preference Shares

All Series 51 Preference Shares converted into Series 52 Preference Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

5.	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of the outstanding Series 51 Preference Shares:

(a)

the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 51 Preference Shares) on any shares of the Corporation ranking junior to the Series 51 Preference Shares;

(b)

the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking junior to the Series 51 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 51 Preference Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series 51 Preference Shares then outstanding;

(d)

the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption or purchase obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 51 Preference Shares provided that, for greater certainty, the covenant in this Section (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 51 Preference Shares; or

(e)	the Corporation shall not issue any additional Class A Preference Shares or any shares ranking on a parity with the Series 51 Preference Shares;

unless, in each such case, all dividends on outstanding Series 51 Preference Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid. Any approval of the holders of the Series 51 Preference Shares required to be given pursuant to this Section 5 may be given in accordance with Section 9. Notwithstanding the provisions of Section 9, any approval required to be given pursuant to this Section 5 may be given by the affirmative vote of the holders of the majority of the Series 51 Preference Shares present or represented at a meeting or adjourned meeting of the holders of Series 51 Preference Shares duly called for that purpose and at which a quorum is present.

6.	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 51 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

7.	Voting Rights

The holders of Series 51 Preference Shares will not be entitled (except as otherwise permitted by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless the Corporation fails to pay twenty-four (24) dividends on the Series 51 Preference Shares, whether or not consecutive, in which case the holders of the Series 51 Preference Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one vote for each Series 51 Preference Share held (provided that when entitled to vote in the election of directors, holders of Series 51 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors), until all such arrears of dividends on the Series 51 Preference Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 7.

8.	Modifications

The provisions attaching to the Series 51 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 9.

None of the series provisions of the articles of the Corporation relating to the Series 51 Preference Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 52 Preference Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

9.	Approval of Holders of Series 51 Preference Shares

Except as otherwise provided herein, any approval of the holders of the outstanding Series 51 Preference Shares with respect to any matters requiring the consent of the holders of the Series 51 Preference Shares with respect to any matters requiring the consent of the holders of the Series 51 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the holders of outstanding Series 51 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 51 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 51 Preference Shares duly called for that purpose and at which a quorum as required by the by-laws of the Corporation is present, subject to a minimum requirement that the quorum at the meeting (other than an adjourned meeting), be at least two persons entitled to vote thereat.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 51 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 51 Preference Shares, each holder of Series 51 Preference Shares entitled to vote thereat shall have one vote in respect of each Series 51 Preference Share held.

10.	Tax Election

The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 51 Preference Shares will be required to pay tax on dividends received on the Series 51 Preference Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

11.	Mail Service Interruption

If the Board of Directors determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 51 Preference Share, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)

give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)

fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 51 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate.

12.	Notice of Annual Dividend Rate Applicable to the Series 52 Preference Shares

Within three business days of the determination of the Annual Dividend Rate (as defined in Section 2.1 of the articles of the Corporation relating to the Series 52 Preference Shares) the Corporation shall give notice thereof to the holders of the Series 51 Preference Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Québec in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

13.	Interpretation

In the provisions herein contained attaching to the Series 51 Preference Shares:

(a)

“accrued and unpaid dividends” means the aggregate of (i) all unpaid dividends on the Series 51 Preference Shares for any Dividend Period and (ii) the amount calculated as though dividends on each Series 51 Preference Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Month with respect to which the dividend was or will be, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made;

(b)

“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)

in the event that any date on which any dividend on the Series 51 Preference Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 51 Preference Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

14.	CLASS A PREFERENCE SHARES, SERIES 52

The fifty-second series of Class A Preference Shares of the Corporation shall consist of 4,500,000 Class A Preference Shares designated as Cumulative Redeemable Class A Preference Shares, Series 52 (“Series 52 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges restrictions and conditions:

1.	Dividends

1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)

“Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage for such Fixed Dividend Rate Period;

(b)	“Applicable Redemption Price” means $22.00;

(c)	“Dividend Payment Date” means the first day of each of February, May, August and November in each year;

(d)

“Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on November 1, 2001 and ending on the including October 31, 2006, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including October 31, in the fifth year immediately thereafter;

(e)

“Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

(f)

“Selected Percentage” for each Fixed Dividend Rate Period means that percentage determined by the Board of Directors as set forth in the notice of the holders of the Series 52 Preference Shares given in accordance with the provisions of Section 4.1, which rate of interest shall be not less than 80% of the Government of Canada Yield.

1.2	General

The holders of the Series 52 Preference Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by the Applicable Redemption Price, payable quarterly in respect of each 12 month period on the Dividend Payment Date (less any tax required to be deducted) and shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

Dividends declared on the Series 52 Preference Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 52 Preference Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 52 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 52 Preference Shares at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a holder of Series 52 Preference Shares shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

If on any date on which dividends are to be paid, the dividends accrued to such date are not paid in full on all of the Series 52 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends.

The holders of Series 52 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

1.3	Calculation of Annual Dividend Rate

The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage and the Government of Canada Yield in effect at 10:00 a.m. (Toronto, Ontario time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in

Canada on which the Series 52 Preference Shares are listed for trading or if the Series 52 Preference Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series 52 Preference Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Québec in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

2.	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 52 Preference Shares shall be entitled to receive the Applicable Redemption Price per Series 52 Preference Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Series 52 Preference Shares. Upon payment of such amounts, the holders of the Series 52 Preference Shares shall not be entitled to share in any further distribution of the assets of the Corporation.

3.	Redemption at the Option of the Corporation

Subject to applicable law and Section 5 hereof, upon giving notice as hereinafter provided, the Corporation may, on November 1, 2026 or on November 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series 52 Preference Shares on payment of the Applicable Redemption Price for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 52 Preference Shares to be redeemed of the intention of the Corporation to redeem such shares; any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each holder of Series 52 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 52 Preference Shares to be redeemed. Such notice shall set out the number of such Series 52 Preference Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 52 Preference Shares to be redeemed the redemption price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 52 Preference Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable; from and after the date specified in any such notice, the Series 52 Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 52 Preference Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.	Conversion of Series 52 Preference Shares

4.1	Conversion at the Option of the Holder

Holders of Series 52 Preference Shares shall have the right, at their option, on November 1, 2026 and on November 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series 52 Preference Shares registered in their name into Series 51 Preference Shares of the Corporation on the basis of one (1) Series 51 Preference Share for each Series 52 Preference Share. The Corporation shall give notice in writing to the then holders of the Series 52 Preference Shares of the Selected Percentage determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 52 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing then to the address of such holder last known to the Corporation. Such notice shall set out the Conversation Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversation Date.

If the Corporation gives notice as provided in Section 3 to the holders of the Series 52 Preference Shares of the redemption of all the Series 52 Preference Shares, the Corporation shall not be required to give notice as provided in this Section 4.1 to the holders of the Series 52 Preference Shares of a Selected Percentage, of the conversion right or of the Conversion Date and the right of any holder of Series 52 Preference Shares to convert such Series 52 Preference Shares as herein provided shall cease and terminate in that event.

Holders of Series 52 Preference Shares shall not be entitled to convert their shares into Series 51 Preference Shares if, following the close of business on the 14th day preceding a Conversation Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 51 Preference Shares after taking into account all Series 52 Preference Shares tendered for conversion into Series 51 Preference Shares and all Series 51 Preference Shares tendered for conversion into Series 52 Preference Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this Section 4.1, to all affected holders of Series 52 Preference Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 52 Preference Shares who have surrendered for conversion any certificate or certificates representing Series 52 Preference Shares, new certificates representing the Series 52 Preference Shares represented by any certificate or certificates surrendered as aforesaid.

4.2	Automatic Conversion

Subject to applicable law, if following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 52 Preference Shares after taking into account all Series 52 Preference Shares tendered for conversion into Series 51 Preference Shares and all Series 51 Preference Shares tendered for conversion into Series 52 Preference Shares, then, all, but not part, of the remaining outstanding Series 52 Preference Shares shall automatically be converted into Series 51 Preference Shares on the basis of one (1) Series 51 Preference Share for each Series 52 Preference Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of Section 4.1, to the holders of such remaining Series 52 Preference Shares at least seven (7) days prior to the Conversion Date.

4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 52 Preference Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day prior to a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 52 Preference Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this Section 4.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 52 Preference Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 52 Preference Shares represented by such certificate or certificates which have not been converted.

In the event the Corporation is required to convert all remaining outstanding Series 52 Preference Shares into Series 51 Preference Shares on the applicable Conversion Date as provided for in Section 4.2, the Series 52 Preference Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 51 Preference Shares and the holders thereof shall be deemed to be holders of Series 51 Preference Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 52 Preference Shares were transferable of the certificate or certificates representing Series 52 Preference Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 51 Preference Shares in the manner and subject to the terms and provisions as provided in this Section 4.3.

As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 52 Preference Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 51 Preference Shares and the number of remaining Series 52 Preference Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 52 Preference Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 51 Preference Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 51 Preference Shares at such time.

The holder of any Series 52 Preference Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series 51 Preference Shares after such record date and on or before the date of the payment of such dividend.

The issuance of certificates for the Series 51 Preference Shares upon the conversion of Series 52 Preference Shares shall be made without charge to the converting holders of Series 52 Preference Shares for any fee or tax in respect of the issuance of such certificates or the Series 51 Preference Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 51 Preference Shares are issued in respect of the issuance of such Series 51 Preference Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the holder of the Series 52 Preference Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

4.4	Status of Converted Series 52 Preference Shares

All Series 52 Preference Shares converted into Series 51 Preference Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

5.	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of outstanding Series 52 Preference Shares:

(a)

the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 52 Preference Shares) on any shares of the Corporation ranking junior to the Series 52 Preference Shares;

(b)

the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking junior to the Series 52 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 52 Preference Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series 52 Preference Shares then outstanding;

(d)

the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption or purchase obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 52 Preference Shares provided that, for greater certainty, the covenant in this Section (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 52 Preference Shares; or

(e)	the Corporation shall not issue any additional Class A Preference Shares or any shares ranking on a parity with the Series 52 Preference Shares;

unless, in each such case, all dividends on outstanding Series 52 Preference Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid. Any approval of the holders of the Series 52 Preference Shares required to be given pursuant to Section 5 may be given in accordance with Section 9. Notwithstanding the provisions of Section 9, any approval required to be given pursuant to this Section 5 may be given by the affirmative vote of the holders of the majority of the Series 52 Preference Shares present or represented at a meeting or adjourned meeting of the holders of Series 51 Preference Shares duly called for that purpose and at which a quorum is present.

6.	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 52 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

7.	Voting Rights

The holders of Series 52 Preference Shares will not be entitled (except as otherwise permitted by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless the Corporation fails to pay eight (8) dividends on the Series 52 Preference Shares, whether or not consecutive, in which case the holders of the Series 52 Preference Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall have the right, at any such meeting, to one (1) vote for each Series 52 Preference Shares held (provided that when entitled to vote in the election of directors, holders of Series 52 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors), until all such arrears of dividends on the Series 52 Preference Shares shall have been paid whereon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 7.

8.	Modifications

The provisions attaching to the Series 52 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 9.

None of the series provisions of the articles of the Corporation relating to the Series 52 Preference Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 51 Preference Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

9.	Approval of Holders of Series 52 Preference Shares

9.1	Approval

Except as otherwise provided herein, any approval of the holders of the outstanding Series 52 Preference Shares with respect to any matters requiring the consent of the holders of the Series 52 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the holders of outstanding Series 52 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 52 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 52 Preference Shares duly called for that purpose and at which a quorum as required by the by-laws of the Corporation is present, subject to a minimum requirement that the quorum at the meeting (other than an adjourned meeting) be at least two persons entitled to vote thereat.

9.2	Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 52 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 52 Preference Shares, each holder of Series 52 Preference Shares entitled to vote thereat shall have one vote in respect of each Series 52 Preference Share held.

10.	Tax Election

The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 52 Preference Shares will be required to pay tax on dividends received on the Series 52 Preference Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

11.	Mail Service Interruption

If the Board of Directors determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 52 Preference Share, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)

give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)

fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 52 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate.

12.	Interpretation

In the provisions herein contained attaching to the Series 52 Preference Shares:

(a)

“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 52 Preference Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 52 Preference Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made;

(b)

“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)

in the event that any date on which any dividend on the Series 52 Preference Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 52 Preference Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

EXHIBIT B

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Toronto Superior Court of Justice / Cour supérieure de justice

Court File No. CV-22-00686448-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE 14th
JUSTICE CAVANAGH	)	DAY OF NOVEMBER 2022
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) R.S.O. 1990, c. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BROOKFIELD ASSET MANAGEMENT INC.

BROOKFIELD ASSET MANAGEMENT INC.

Applicant

ORDER

(ARRANGEMENT APPROVAL,

NOVEMBER 14, 2022)

THIS APPLICATION made by the Applicant, Brookfield Asset Management Inc. pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended, (the “OBCA”) was heard this day by Zoom in Toronto, Ontario.

ON READING the Notice of Application issued on September 1, 2022, the affidavit of Justin Beber sworn September 25, 2022, the supplementary affidavit of Justin Beber sworn November 9, 2022, together with the exhibits thereto, and the Interim Order of the Honourable Justice Conway dated September 28, 2022, and

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

ON HEARING the submissions of counsel for the Applicant, no-one appearing for any other person, including any shareholder of the Applicant, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule “A” to this order is an arrangement for the purposes of section 182 of the OBCA and is fair and reasonable in accordance with the requirements of that section,

1. THIS COURT ORDERS that the Arrangement, as described in the Plan of Arrangement attached as Schedule “A” to this order, shall be and is hereby approved.

2. THIS COURT ORDERS that the Applicant shall be entitled to seek leave to vary this order upon such terms upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate.

Digitally signed by
/s/ Mr. Justice Cavanagh	Mr. Justice
Cavanagh

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

SCHEDULE “A”

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“ACB” means “adjusted cost base” as defined in section 54 of the Tax Act.

“Aggregate Ordinary Stated Capital” means the amount equal to the aggregate stated capital of each class or series of issued and outstanding shares in the capital of Corporation (other than Corporation Class A Preference Shares, Series 17, Corporation Class A Preference Shares, Series 18, Corporation Class A Preference Shares, Series 36 and Corporation Class A Preference Shares, Series 37) immediately before the Corporation Capital Reorganization.

“Applicable Fraction” means, for each series of Corporation Affected Preference Shares, the quotient, expressed as a decimal, obtained by dividing: (i) the redemption price of the applicable series of Corporation Affected Preference Shares by (ii) the weighted average trading price of the Corporation Class A Shares on the TSX for a five trading day period ending prior to the date on which the Articles of Arrangement are filed with the Director.

“Applicable Law” means in respect of any person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Arrangement” means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of this Arrangement Agreement or made at the direction of the Court.

“Arrangement Agreement” means the arrangement agreement dated September 23, 2022 between the Corporation, the Manager, the Asset Management Company and Subco (including the schedules thereto), as amended or supplemented in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix “A” to the Circular.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, to be filed with the OBCA Director pursuant to Section 183(1) of the OBCA after the Final Order is made, which shall include the Plan of Arrangement.

“Asset Management Company” means Brookfield Asset Management ULC, an unlimited liability company governed under the laws of British Columbia.

“Asset Management Company Shares” means common shares of the Asset Management Company.

“Award Schedule” means the schedule of Manager Escrowed Shares to be transferred by the Manager to Participants pursuant to the Manager Escrowed Stock Plan, in the form approved by the Manager Board.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in Ontario, when banks are generally open for the transaction of business in Toronto, Ontario.

“Butterfly Class A Shares” has the meaning given in paragraph 3.1(c)(vii) of this Plan of Arrangement.

“Butterfly Class B Shares” has the meaning given in paragraph 3.1(c)(viii) of this Plan of Arrangement.

“Butterfly Class C Shares” has the meaning given in paragraph 3.1(c)(ix) of this Plan of Arrangement.

“Butterfly Class D Shares” has the meaning given in paragraph 3.1(c)(x) of this Plan of Arrangement.

“Butterfly Proportion” means the quotient (expressed as a decimal) obtained by dividing: (i) the Net Fair Market Value of the Spin-off Distribution Property; by (ii) the Net Fair Market Value of all property owned by the Corporation immediately before the Manager Share Exchange, determined, in each case, immediately before the Spin-off Distribution.

“Butterfly Shares” means Butterfly Class A Shares, Butterfly Class B Shares, Butterfly Class C Shares and/or Butterfly Class D Shares.

“Circular” means the management information circular of the Corporation, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the Corporation Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

“Control ” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that

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Toronto Superior Court of Justice / Cour supérieure de justice first Person holds the voting securities only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning.

“Corporation” means Brookfield Asset Management Inc., a corporation governed under the laws of Ontario.

“Corporation Affected Preference Shareholder” means a holder of a Corporation Affected Preference Share at the applicable time.

“Corporation Affected Preference Share Reorganization” has the meaning given in subsection 3.1(d) of this Plan of Arrangement.

“Corporation Affected Preference Shares” means the Corporation Class A Preference Shares, Series 8 and Corporation Class A Preference Shares, Series 9 and a reference to a series of Corporation Affected Preference Shares is a reference to the applicable series of Corporation Class A Preference Shares.

“Corporation Capital Reorganization” has the meaning given in subsection 3.1(f) of this Plan of Arrangement.

“Corporation Class A Preference Shares” means the Class A Preference Shares in the capital of the Corporation, issuable in series.

“Corporation Class A Shareholder” means a holder of a Corporation Class A Share at the applicable time.

“Corporation Class A Shares” means the Class A Limited Voting Shares in the capital of the Corporation.

“Corporation Class B Shareholder” means a holder of a Corporation Class B Share at the applicable time.

“Corporation Class B Shares” means the Class B Limited Voting Shares in the capital of the Corporation.

“Corporation Class C Shares” has the meaning given in paragraph 3.1(c)(i) of this Plan of Arrangement.

“Corporation Class D Shares” has the meaning given in paragraph 3.1(c)(ii) of this Plan of Arrangement.

“Corporation DSU” means a deferred share unit of the Corporation awarded pursuant to a Corporation DSUP.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Corporation DSUPs” means the deferred share unit plans of the Corporation.

“Corporation Escrowed Share” means an award of a non-voting common share of one or more private companies pursuant to the Corporation Escrowed Stock Plan.

“Corporation Escrowed Stock Plan” means the escrowed stock plan of the Corporation.

“Corporation Exercise Price Proportion” means the quotient expressed as a decimal obtained by dividing A by B where:

(a)

“A” is the volume-weighted average trading price of one Corporation Class A Share on the NYSE for a five-day trading period commencing on the date the Corporation Class A Shares commence trading on the NYSE on an ex-dividend basis with respect to the Arrangement; and

(b)

“B” is the sum of (x) A plus (y) the product of 0.25 and the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE.

“Corporation MSOPs” means the management share option plans of the Corporation.

“Corporation New Class A Shares” has the meaning given in paragraph 3.1(c)(iii) of this Plan of Arrangement.

“Corporation New Class B Shares” has the meaning given in paragraph 3.1(c)(iv) of this Plan of Arrangement.

“Corporation New Class C Shares” has the meaning given in paragraph 3.1 (c)(v) of this Plan of Arrangement.

“Corporation New Class D Shares” has the meaning given in paragraph 3.1(c)(vi) of this Plan of Arrangement.

“Corporation New Option” means a new option granted by the Corporation to a holder of a Corporation Option in connection with the Arrangement pursuant to a Corporation MSOP.

“Corporation New Shares” means Corporation New Class A Shares, Corporation New Class B Shares, Corporation New Class C Shares and/or Corporation New Class D Shares.

“Corporation Note” means a non-interest-bearing promissory note, payable on demand, having a principal amount and FMV equal to the aggregate purchase prices of the Butterfly Shares purchased by Corporation in subsection 3.1(o) of this Plan of Arrangement.

“Corporation Option” means an option to acquire Corporation Class A Shares awarded pursuant to a Corporation MSOP.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Corporation Plans” means, collectively, the Corporation MSOPs, Corporation DSUPs, Corporation Restricted Stock Plans, Corporation RSUP and Corporation Escrowed Stock Plan.

“Corporation Restricted Share” means a restricted Corporation Class A Share awarded pursuant to a Corporation Restricted Stock Plan.

“Corporation Restricted Stock Plans” means the restricted stock plans of the Corporation.

“Corporation RSU” means a restricted share unit awarded pursuant to the Corporation RSUP.

“Corporation RSUP” means the restricted share unit plan of the Corporation.

“Corporation Series 51 Shares” has the meaning given in paragraph 3.1(c)(xi) of this Plan of Arrangement.

“Corporation Series 52 Shares” has the meaning given in paragraph 3.1(c)(xii) of this Plan of Arrangement.

“Corporation Shareholders” means the Corporation Class A Shareholders, the Corporation Class B Shareholders and the Corporation Affected Preference Shareholders at the applicable time.

“Corporation Spin-off Butterfly” means the transactions described in subsections 3.1(c) to 3.1(w) of this Plan of Arrangement.

“Corporation Tracking DSU Plan” means a deferred share unit plan in respect of DSUco.

“Court” means the Ontario Superior Court of Justice.

“Depositary” means TSX Trust Company or such other Person as the Corporation may agree to appoint to act as depositary for the Corporation Affected Preference Shares in relation to the Arrangement.

“Distribution Record Date” means the record date established by the Corporation for the Arrangement.

“DRS” means direct registration system.

“DSUco” is a private company Subsidiary of the Corporation.

“DSUco Schedule” means the schedule of Manager Class A Shares to be purchased by DSUco pursuant to subsection 3.1(aa) of this Plan of Arrangement, in the form approved by the board of directors of DSUco as constituted from time to time.

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement.

“Effective Time” means 5:00 p.m. Toronto local time on the Effective Date, or such other time as may be determined by the Corporation as shown on the Certificate of Arrangement.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Electing Holder” means a holder of Corporation Class A Shares that has duly completed a Letter of Transmittal and Election Form (as determined in the sole discretion of the Corporation) in which it has indicated that the holder satisfies either of the following (a) for purposes of the Tax Act, and at all relevant times, it is not and is not deemed to be resident in Canada and does not use or hold, is not deemed to use or hold or will not be deemed to use or hold Corporation Class A Shares in carrying on a business in Canada or (b) it is exempt from income tax under the Tax Act.

“eligible dividend” means “eligible dividend” as defined in subsection 89(1) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation).

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Final Order” means the final order of the Court or, if appealed, the final order of, or affirmed an appellate court, approving the Arrangement, pursuant to Section 182 of the OBCA, as it may be amended or affirmed prior to the Effective Time by the Court or an appellate court, as the case may be.

“FMV” means fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interim Order” means the interim order of the Court in respect of the Arrangement, as it may be varied or amended, as contemplated by Section 2.3 of the Arrangement Agreement.

“Letter of Transmittal” means a letter of transmittal to be completed by holders of Corporation Affected Preference Shares in connection with the Arrangement.

“Letter of Transmittal and Election Form” mean a letter of transmittal and election form to be completed by holders of Corporation Class A Shares in connection with the Arrangement.

“Manager” means Brookfield Asset Management Ltd., a corporation governed by the laws of British Columbia.

“Manager Board” means the board of directors of the Manager as constituted from time to time.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Manager Class A Shares” means the Class A Limited Voting Shares in the capital of the Manager.

“Manager Class B Shares” means the Class B Limited Voting Shares in the capital of the Manager.

“Manager Escrowed Share” means a non-voting common share of a Manager ESPco.

“Manager Escrowed Share Transfer Documentation” means the documents giving effect to subsections 3.1(cc), 3.1(dd) and 3.1(ee) of this Plan of Arrangement.

“Manager Escrowed Stock Plan” means the escrowed stock plan of the Manager adopted in connection with the Arrangement.

“Manager ESPco” means a private company whose non-voting common shares are awarded to Participants pursuant to the Manager Escrowed Stock Plan.

“Manager ESPco Schedule” means the schedule of share transfers occurring pursuant to subsections 3.1(bb), 3.1(cc) and 3.1(dd) of this Plan of Arrangement, in the form approved by the Manager Board.

“Manager Exercise Price Proportion” means the quotient expressed as a decimal obtained by dividing A by B where:

(a)

“A” is the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE; and

(b)

“B” is the sum of (x) the product of 0.25 and A and (y) the volume-weighted average trading price of one Corporation Class A Share on the NYSE for a five-day trading period commencing on the date the Corporation Class A Shares commence trading on the NYSE on an ex-dividend basis with respect to the Arrangement.

“Manager MSOP” means the management share option plan of the Manager adopted in connection with the Arrangement.

“Manager Option” means an option to acquire Manager Class A Shares pursuant to the Manager MSOP and granted by the Manager to a holder of a Corporation Option in connection with the Arrangement.

“Manager Restricted Share” means a restricted Manager Class A Share awarded pursuant to a Manager Restricted Stock Plan.

“Manager Restricted Stock Plans” means the restricted stock plans of the Manager adopted in connection with the Arrangement.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Manager Share Exchange” has the meaning given in subsection 3.1(j) of this Plan of Arrangement.

“Manager Shares” means the Manager Class A Shares, Manager Class B Shares and/or Manager Special Limited Voting Shares.

“Manager Special Limited Voting Shares” means the Special Shares, Series 1 in the capital of the Manager.

“Manager Subco” means a private company whose non-voting common shares are indirectly held by Participants in connection with the Manager Escrowed Stock Plan.

“Manager Subco Share” means a non-voting common share of a Manager Subco.

“Manager Tracking DSU” means a deferred share unit awarded pursuant to the Corporation Tracking DSU Plan, which tracks the value of a Manager Class A Share.

“Manager ULC” means a private unlimited liability company governed under the laws of British Columbia that is involved in granting awards pursuant to the Manager Escrowed Stock Plan. Solely for U.S. federal income tax purposes, Manager ULC will elect pursuant to Treasury Regulations section 301.7701-3 to be disregarded as separate from its owner.

“Meeting” means the special meeting of Corporation Shareholders (including an adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve the Arrangement Resolution and the other matters set out in the notice of meeting accompanying the Circular.

“Net Fair Market Value” means, in respect of any property, the net FMV of that property determined on a consolidated basis in accordance with all administrative policies of the CRA in effect at the Effective Time and, in determining Net Fair Market Value, the following principles will apply:

(a)

any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one (1) year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner.

“NYSE” means the New York Stock Exchange.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“OBCA” means the Business Corporations Act (Ontario).

“OBCA Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Participant” means a Person who is awarded Manager Escrowed Shares pursuant to the Manager Escrowed Stock Plan.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means this plan of arrangement, as amended, varied or supplemented in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the direction of the Court.

“PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act.

“Registered Shareholder” means a Corporation Shareholder whose name is set out in the register of Corporation maintained by the Transfer Agent.

“Spin-off Distribution” has the meaning given in subsection 3.1(1) of this Plan of Arrangement.

“Spin-off Distribution Property” means (a) that number of the Asset Management Company Shares owned by the Corporation immediately prior to the Spin-off Distribution representing 25% of the issued and outstanding Asset Management Company Shares; (b) a debt receivable of the Asset Management Company owned by Corporation immediately prior to the Spin-off Distribution; and (c) shares of/interests in each of Brookfield Manager (Canada) Employee Ltd., Brookfield UK Employee Co Limited, Brookfield Manager (US) Employee LLC, Brookfield Investment Management Australia Pty Ltd. and Brookfield Manager (DIFC) Employee Management Limited.

“Subco” means 2451634 Alberta Inc., a company governed by the laws of Alberta.

“Subco Note” means a non-interest-bearing promissory note, payable on demand, having a principal amount and FMV equal to the aggregate purchase price of the Subco Shares purchased by Subco in subsection 3.1(m) of this Plan of Arrangement.

“Subco Shares” means the common shares in the capital of Subco.

“Subsidiary” means, at a particular time, a Person Controlled, directly or indirectly, by another Person.

“Taxable Canadian Holder” means any holder other than an Electing Holder.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp) C.1, as amended, including the regulations promulgated thereunder.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

“Transfer Agent” means TSX Trust Company, the Corporation’s and the Manager’s transfer agent.

“Transferred Multiple” means the quotient (expressed as a decimal) obtained by dividing: (i) the Butterfly Proportion by (ii) one (1) minus the Butterfly Proportion.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933 as amended, and the rules and regulations promulgated thereunder.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular shall include the plural and vice versa, (b) words importing the use of either gender shall include both genders and neuter, (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”, and (d) the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of Canada. If an amount is required to be converted from or into another currency, the conversion will be effected using an exchange rate chosen by the Corporation.

1.7	Calculations

If an amount is to be expressed as a decimal, the number will be expressed to 10 decimal places.

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

For the purposes of determining trading price, the trading price of a security using the TSX volume-weighted average trading price shall be expressed in lawful currency of Canada, and the trading price of a security using the NYSE volume-weighted average trading price shall be expressed in lawful currency of the United States.

1.8	Exhibits

The following Exhibits are attached to this Plan of Arrangement and form part hereof:

Exhibit I New Share Terms of the Corporation

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding on: (a) the Corporation, the Manager, the Asset Management Company, Subco and the Manager ESPcos; (b) all Corporation Shareholders and participants in Corporation Plans, including in their capacity as Participants and (c) the Transfer Agent, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted, each of the steps set out below shall occur in the following order without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step:

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

Waiver and Disclaimer by the Corporation

(a)

The Corporation irrevocably waives and disclaims its right to convert the Corporation Class A Preference Shares, Series 17, and Corporation Class A Preference Shares, Series 18, into Corporation Class A Shares with the effect that such a conversion right can no longer be exercised by the Corporation as a term of the Corporation Class A Preference Shares, Series 17, and Corporation Class A Preference Shares, Series 18.

Ordinary Course Dividends

(b)

The Corporation irrevocably declares a dividend on the Corporation Affected Preference Shares in the amount of $☐ per Corporation Class A Preference Share, Series 8 and $☐ per Corporation Class A Preference Share, Series 9.

Corporation Spin-off Butterfly

(c)

The articles of the Corporation will be amended to create and authorize the issuance (in addition to the shares that the Corporation is authorized to issue immediately before such amendment) of the following:

(i)	an unlimited number of class C non-voting common shares (the “Corporation Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(ii)	an unlimited number of class D non-voting common shares (the “Corporation Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(iii)

an unlimited number of new class A limited voting shares (the “Corporation New Class A Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(iv)

an unlimited number of new class B limited voting shares (the “Corporation New Class B Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(v)

an unlimited number of new class C non-voting common shares (the “Corporation New Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(vi)

an unlimited number of new class D non-voting common shares (the “Corporation New Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(vii)	an unlimited number of Butterfly class A common shares (the “Butterfly Class A Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(viii)	an unlimited number of Butterfly class B common shares (the “Butterfly Class B Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(ix)	an unlimited number of Butterfly class C common shares (the “Butterfly Class C Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(x)	an unlimited number of Butterfly class D common shares (the “Butterfly Class D Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(xi)

4,500,000 of Corporation Class A Preference Shares, series 51 (the “Corporation Series 51 Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement; and

(xii)

4,500,000 of Corporation Class A Preference Shares, series 52 (the “Corporation Series 52 Shares”), having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement.

(d)

Each Corporation Affected Preference Shareholder will exchange each issued and outstanding Corporation Affected Preference Share that it owns for, in the case of the Corporation Affected Preference Shares, Series 8 the Applicable Fraction for such shares of a Corporation Class C Share and, in the case of the Corporation Affected Preference Shares, Series 9 the Applicable Fraction for such shares of a Corporation Class D Share (the “Corporation Affected Preference Share Reorganization”). In connection with the Corporation Affected Preference Share Reorganization:

(i)

the Corporation will not make a joint election under the provisions of section 85 of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) with any Corporation Shareholder; and

(ii)

the aggregate amount to be added by the Corporation to the stated capital of the Corporation Class C Shares and the Corporation Class D Shares, respectively, will be an amount equal to the aggregate PUC of the Corporation Affected Preference Shares, Series 8 and Corporation Affected Preference Shares, Series 9, respectively, immediately prior to the Corporation Affected Preference Share Reorganization.

(e)

Concurrently with the Corporation Affected Preference Share Reorganization, the Corporation Class C Shares and Corporation Class D Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(1) of this Plan of Arrangement.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(f)

Each Corporation Shareholder will exchange each issued and outstanding Corporation Class A Share, Corporation Class B Share, Corporation Class C Share and Corporation Class D Share that it owns for Corporation New Shares and Butterfly Shares (the “Corporation Capital Reorganization”) as follows:

(i)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class A Share that it owns for (i) one (1) Corporation New Class A Share and (ii) the Transferred Multiple number of Butterfly Class A Shares, and the Corporation Class A Shares so exchanged will be cancelled;

(ii)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class B Share that it owns for (i) one (1) Corporation New Class B Share and (ii) the Transferred Multiple number of Butterfly Class B Shares, and the Corporation Class B Shares so exchanged will be cancelled;

(iii)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class C Share that it owns for (i) one (1) Corporation New Class C Share and (ii) the Transferred Multiple number of Butterfly Class C Shares, and the Corporation Class C Shares so exchanged will be cancelled; and

(iv)

each Corporation Shareholder will exchange each issued and outstanding Corporation Class D Share that it owns for (i) one (1) Corporation New Class D Share and (ii) the Transferred Multiple number of Butterfly Class D Shares, and the Corporation Class D Shares so exchanged will be cancelled.

In connection with the Corporation Capital Reorganization:

(v)

the Corporation will not make a joint election under the provisions of section 85 of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) with any Corporation Shareholder; and

(vi)

the aggregate amount to be added by the Corporation to the stated capital of each of the classes of Corporation New Shares and Butterfly Shares immediately after the Corporation Capital Reorganization will be such that the aggregate stated capital of the Butterfly Shares will be 25.1% of the Aggregate Ordinary Stated Capital and, in particular, the amount to be added to the stated capital of each of the classes of Corporation New Shares and Butterfly Shares will be:

(A)

in the case of the Corporation New Class A Shares, an amount equal to the aggregate PUC of the Corporation Class A Shares immediately prior to the Corporation Capital Reorganization, less the amount added to the stated capital of the Butterfly Class A Shares pursuant to subparagraph 3.1(f)(vi)(B) of this Plan of Arrangement;

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(B)

in the case of the Butterfly Class A Shares, an amount equal to 25.1% of the Aggregate Ordinary Stated Capital, less an amount equal to the aggregate amounts added to the stated capital of the Butterfly Class B Shares, the Butterfly Class C Shares and the Butterfly Class D Shares pursuant to subparagraphs 3.1(f)(vi)(C) to (E) of this Plan of Arrangement;

(C)

in the case of the Corporation New Class B Shares and the Butterfly Class B Shares, an amount equal to the aggregate PUC of the Corporation Class B Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class B Shares and the Butterfly Class B Shares based on the proportion that the FMV of the Corporation New Class B Shares and the Butterfly Class B Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class B Shares and the Butterfly Class B Shares issued on the Corporation Capital Reorganization;

(D)

in the case of the Corporation New Class C Shares and the Butterfly Class C Shares, an amount equal to the aggregate PUC of the Corporation Class C Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class C Shares and the Butterfly Class C Shares based on the proportion that the FMV of the Corporation New Class C Shares and the Butterfly Class C Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class C Shares and the Butterfly Class C Shares issued on the Corporation Capital Reorganization; and

(E)

in the case of the Corporation New Class D Shares and the Butterfly Class D Shares, an amount equal to the aggregate PUC of the Corporation Class D Shares immediately prior to the Corporation Capital Reorganization, and such PUC will be allocated between the Corporation New Class D Shares and the Butterfly Class D Shares based on the proportion that the FMV of the Corporation New Class D Shares and the Butterfly Class D Shares, as the case may be, is of the aggregate FMV of all of the Corporation New Class D Shares and the Butterfly Class D Shares issued on the Corporation Capital Reorganization.

(g)

Concurrently with the Corporation Capital Reorganization, the Corporation New Class A Shares, Butterfly Class A Shares, Corporation New Class C Shares, Butterfly Class C Shares, Corporation New Class D Shares and Butterfly Class D Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(1) of this Plan of Arrangement.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(h)	Concurrently with the Corporation Capital Reorganization, each holder of Corporation Options will dispose of all of such holder’s outstanding Corporation Options in exchange for:

(i)

an equal number of Corporation New Options with each Corporation New Option having an exercise price equal to the product of the original exercise price for the Corporation Option being exchanged and the Corporation Exercise Price Proportion; and

(ii)

that number of Manager Options equal to the product of 0.25 and the number of the holder’s outstanding Corporation Options being exchanged (with any fractional Manager Option being rounded down to the nearest whole number), with each Manager Option having an exercise price equal to the product of the original exercise price for the Corporation Option being exchanged and the Manager Exercise Price Proportion;

provided, however, that appropriate adjustments will be made to the exercise prices of the Corporation New Options and the Manager Options determined pursuant to paragraphs 3.1(h)(i) and (ii) of this Plan of Arrangement in accordance with the rules of the TSX and NYSE to ensure compliance with subsection 7(1.4) of the Tax Act (or the provisions of any corresponding applicable foreign tax legislation). A holder of Corporation Options will receive no consideration for the disposition of such Corporation Options other than the Corporation New Options and the Manager Options. The granting by the Manager of the Manager Options will be in anticipation of the Spin-off Distribution, will be granted by the Manager for and on behalf of Subco and will form part of the non-share consideration relating to such transfer. As consideration for the Manager granting the Manager Options, Subco will issue one Subco Share to the Manager and the amount to be added to the stated capital of the Subco Share so issued will be $1.00.

(i)	Concurrently with the Corporation Capital Reorganization:

(i)	each holder of Corporation DSUs will receive from the Corporation 0.25 of a Manager Tracking DSU for each Corporation DSU that it holds; and

(ii)	each holder of Corporation RSUs will receive from the Corporation that number of Corporation DSUs equal to the Transferred Multiple for each Corporation RSU that it holds.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(j)	Each holder of Butterfly Shares will transfer each Butterfly Share that it owns to the Manager in exchange for Manager Shares as follows (the “Manager Share Exchange”):

(i)	each Taxable Canadian Holder of Butterfly Class A Shares will transfer each Butterfly Class A Share it owns to the Manager in exchange for two (2) Manager Class A Shares;

(ii)	each holder of Butterfly Class B Shares will transfer each Butterfly Class B Share it owns to the Manager in exchange for two (2) Manager Class B Shares;

(iii)	each holder of Butterfly Class C Shares will transfer each Butterfly Class C Share it owns to the Manager in exchange for two (2) Manager Class A Shares;

(iv)	each holder of Butterfly Class D Shares will transfer each Butterfly Class D Share it owns to the Manager in exchange for two (2) Manager Class A Shares; and

(v)

each holder of Butterfly Class A Shares other than Taxable Canadian Holders will transfer each Butterfly Class A Share that it owns to the Manager in exchange for one (1) Manager Class A Share and one (1) Manager Special Limited Voting Share.

In connection with the Manager Share Exchange described in paragraphs 3.1(j)(i) to (iv), the aggregate amount to be added by the Manager to the stated capital of each class of Manager Shares will be an amount equal to the aggregate stated capital of the applicable class of Butterfly Shares so transferred to the Manager. In connection with the Manager Share Exchange described in paragraph 3.1(j)(v), the aggregate amount to be added by the Manager to the stated capital of (X) the Manager Class A Shares will be an amount equal to one half of the FMV of the Butterfly Class A Shares so exchanged and (Y) the Manager Special Limited Voting Shares will be an amount equal to one half of the FMV of the Butterfly Class A Shares so exchanged.

(k)

Concurrently with the issuance of the Manager Class A Shares on the Manager Share Exchange, the Manager Class A Shares and Manager Special Limited Voting Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances), and for greater certainty, such listing will be effective before the Spin-off Distribution in subsection 3.1(1) of this Plan of Arrangement.

(1)

The Corporation will transfer the Spin-off Distribution Property to Subco for a purchase price equal to its aggregate FMV (the “Spin-off Distribution”), which will be satisfied by Subco issuing 100,000,000 Subco Shares to the Corporation and the Manager having granted the Manager Options for and on behalf of Subco in subsection 3.1(h) of this Plan of Arrangement. The aggregate amount to be

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Toronto Superior Court of Justice / Cour supérieure de justice added by Subco to the stated capital of the Subco Shares will be an amount equal to the aggregate cost to Subco of the Spin-off Distribution Property acquired from the Corporation (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant), less the aggregate FMV of all of the Manager Options granted by the Manager as described above. The FMV of each Manager Option will be determined as the amount equal to the amount by which the FMV of the Manager Class A Share that is the subject of the particular Manager Option exceeds the exercise price of the such Manager Option, and further, and the FMV of a Manager Class A Share issuable under a Manager Option will be determined based on the volume-weighted average trading price of one Manager Class A Share on the NYSE for a five-day trading period commencing on the date the Manager Class A Shares commence trading on the NYSE.

The Net Fair Market Value of the property owned by the Manager immediately after the Spin-Off Distribution will be equal to or approximate that proportion of the Net Fair Market Value of all property owned by the Corporation immediately before the Spin-off Distribution that:

(i)	the aggregate FMV of the Butterfly Shares owned by the Manager immediately before the Spin-off Distribution;

is of

(ii)	the aggregate FMV of all of the issued and outstanding shares in the capital of the Corporation immediately before the Spin-off Distribution.

The Corporation and Subco will jointly elect, in prescribed form and within the time limits referred to in subsection 85(6) of the Tax Act, to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Spin-off Distribution Property, and if applicable, the Corporation and Subco will jointly elect under the provisions of any corresponding provincial tax legislation. The agreed amount for each property specified in the subsection 85(1) election will be an amount that is not less than the greater of (X) the ACB of the particular Spin-off Distribution Property to the Corporation immediately before the transfer and (Y) the FMV of the Manager Options allocated to such property as determined by the Corporation in its sole discretion, which amount will, in respect of each property, be less than the FMV of such property at the time of the transfer.

(m)

Subco will purchase for cancellation and cancel all the 100,000,000 Subco Shares held by the Corporation for a purchase price equal to the aggregate FMV of such shares and will issue to the Corporation, as payment therefor, the Subco Note. The Corporation will accept the Subco Note as full payment of the aggregate purchase price of the Subco Shares so purchased, with the risk of this note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) to the purchase of all of the Subco Shares is hereby designated by Subco, to the extent permitted under the Tax Act (or the provisions of any corresponding applicable provincial tax legislation), as an eligible dividend.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(n)

Subco will wind up in accordance with subsection 88(1) of the Tax Act and section 211(2.1) of the Alberta Business Corporations Act and, in connection with and as a consequence thereof, will distribute all of its assets, rights and properties to the Manager, including, for clarity, all of Subco’s interest in the Spin-off Distribution Property, and all the liabilities and obligations of Subco, including the liability of Subco under the Subco Note, will be assumed by the Manager, with articles of dissolution for Subco to be filed subsequently outside of this Plan of Arrangement.

(o)

The Corporation will purchase for cancellation and cancel all of the Butterfly Shares of each class of Butterfly Shares (with the stated capital of such Butterfly Shares being equal to the aggregate stated capital additions set out in paragraph 3.1(f)(vi) of this Plan of Arrangement) held by the Manager for a purchase price equal to the aggregate FMV of shares of each respective class of Butterfly Shares and will issue to the Manager, as payment therefor, the Corporation Note. The Manager will accept the Corporation Note as full payment of the aggregate purchase price of each class of Butterfly Shares so purchased, with the risk of this note being dishonoured. The amount of any deemed dividends resulting from the application of subsection 84(3) of the Tax Act (or the provisions of any corresponding applicable provincial tax legislation) to the purchase of all of the Butterfly Shares of each class of shares is hereby designated by the Corporation, to the extent permitted under the Tax Act (or the provisions of any corresponding applicable provincial tax legislation), as an eligible dividend.

(p)	In order to settle the promissory notes issued by Subco and the Corporation, the following transactions will occur simultaneously:

(i)

the Corporation will satisfy its obligations under the Corporation Note by transferring the Subco Note to the Manager and the Manager will accept the Subco Note in full satisfaction of the Corporation’s obligations under the Corporation Note; and

(ii)

the Manager will satisfy its obligations under the Subco Note by transferring the Corporation Note to the Corporation and the Corporation will accept the Corporation Note in full satisfaction of the Manager’s obligations under the Subco Note.

The Corporation Note and the Subco Note will be cancelled.

(q)	The following conversions of Corporation New Shares will occur:

(i)

Each holder of Corporation New Class A Shares will exercise the conversion rights of those shares and each Corporation New Class A Share will be converted into one (1) Corporation Class A Share. An amount equal to the stated capital of the Corporation New Class A Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class A Shares;

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Toronto Superior Court of Justice / Cour supérieure de justice

(ii)

Each holder of Corporation New Class B Shares will exercise the conversion rights of those shares and each Corporation New Class B Share will be converted into one (1) Corporation Class B Share. An amount equal to the stated capital of the Corporation New Class B Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class B Shares;

(iii)

Each holder of Corporation New Class C Shares will exercise the conversion rights of those shares and each Corporation New Class C Share will be converted into one (1) Corporation Class C Share. An amount equal to the stated capital of the Corporation New Class C Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class C Shares; and

(iv)

Each holder of Corporation New Class D Shares will exercise the conversion rights of those shares and each Corporation New Class D Share will be converted into one (1) Corporation Class D Share. An amount equal to the stated capital of the Corporation New Class D Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Class D Shares.

(r)

Concurrently with the share conversions in subsection 3.1(q) of this Plan of Arrangement, the Corporation Class A Shares, Corporation Class C Shares and Corporation Class D Shares will, outside of this Plan of Arrangement, continue to be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

(s)

Each holder of Corporation Class C Shares will exercise the conversion rights of those shares and each Corporation Class C Share will be converted into a number of Corporation Series 51 Shares equal to the inverse of the Applicable Fraction for the Corporation Affected Preference Shares, Series 8, with the result that the aggregate number of Corporation Series 51 Shares held by each holder will be equal to the number of Corporation Affected Preference Shares, Series 8 held immediately prior to the Effective Time. An amount equal to the stated capital of the Corporation New Class C Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Series 51 Shares.

(t)

Each holder of Corporation Class D Shares will exercise the conversion rights of those shares and each Corporation Class D Share will be converted into a number of Corporation Series 52 Shares equal to the inverse of the Applicable Fraction for the Corporation Affected Preference Shares, Series 9, with the result that the aggregate number of Corporation Series 52 Shares held by each holder will be equal to the number of Corporation Affected Preference Shares, Series 9 held immediately prior to the Effective Time. An amount equal to the stated capital of the Corporation New Class D Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Corporation Series 52 Shares.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(u)

Concurrently with the share conversions in subsections 3.1(s) and 3.1(t) of this Plan of Arrangement, the Corporation Series 51 Shares and Corporation Series 52 Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

(v)

Each holder of Manager Special Limited Voting Shares will exercise the conversion rights of those shares and each Manager Special Limited Voting Share will be converted into one (1) Manager Class A Share. An amount equal to the stated capital of the Manager Special Limited Voting Shares will be deducted from the stated capital of those shares and will be added to the stated capital of the Manager Class A Shares.

(w)

Each Manager Class A Share and Manager Class B Share will be subdivided into a number of Manager Class A Shares and Manager Class B Shares, respectively, equal to the amount, expressed as a decimal, equal to the quotient of (X) one (1) divided by (Y) eight (8) times the Transferred Multiple.

Corporation Restricted Stock

(x)

The Corporation Class A Shares received by the holders of the Corporation Restricted Shares pursuant to the Corporation Spin-Off Butterfly in exchange for Corporation Restricted Shares will be subject to the Corporation Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such Corporation Restricted Shares immediately prior to the Effective Time. In addition, the Manager Class A Shares received by the holders of the Corporation Restricted Shares pursuant to the Corporation Spin-Off Butterfly in exchange for Corporation Restricted Shares will be subject to the Manager Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such Corporation Restricted Shares immediately prior to the Effective Time.

Amendment to Corporation Articles

(y)	The articles of the Corporation will be amended to delete the amendments made to the authorized capital of the Corporation pursuant to paragraphs 3.1(c)(i)-(x) of this Plan of Arrangement.

(z)	The name of the Corporation will be changed to “Brookfield Corporation”.

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Toronto Superior Court of Justice / Cour supérieure de justice

Manager Escrowed Stock Plan

(aa)	DSUco will purchase Manager Class A Shares from a specified holder for consideration equal to the aggregate FMV of the Manager Class A Shares so purchased, as set out in the DSUco Schedule.

(bb)

90 minutes after the Effective Time, Manager ULC will purchase Manager Class A Shares from specified holders for consideration equal to the aggregate FMV of the Manager Class A Shares so purchased, in each case as set out in the Manager ESPco Schedule.

(cc)

On the sixth Business Day after the Manager Class A Shares are listed and posted for trading on the TSX in subsection 3.1(k) of this Plan of Arrangement, at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager Subcos will purchase Manager Class A Shares from the specified Participants and will issue to the relevant Participants, as payment therefor, such number of Manager Subco Shares having an aggregate FMV equal to the purchase price of the Manager Class A Shares purchased from such Participant, in each case as set out in the Manager ESPco Schedule. Each Participant set out in the Manager ESPco Schedule will accept such Manager Subco Shares as full payment of the aggregate purchase price of the Manager Class A Shares so purchased.

(dd)

On the same date as the share transfer in subsection 3.1(cc) of this Plan of Arrangement at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager ESPcos will purchase Manager Subco Shares from the specified Participants and will issue to the relevant Participants, as payment therefor, such number of Manager Escrowed Shares having an aggregate FMV equal to the purchase price of the Manager Subco Shares purchased from such Participant, in each case as set out in the Manager ESPco Schedule. Each Participant set out in the Manager ESPco Schedule will accept such Manager Escrowed Shares as full payment of the aggregate purchase price of the Manager Subco Shares so purchased.

(ee)

On the same date as the share transfer in subsection 3.1(cc) of this Plan of Arrangement at the time set out in the applicable Manager Escrowed Share Transfer Documentation, the Manager will transfer Manager Escrowed Shares to Participants as a bonus, in each case as set out in the Award Schedule.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

ARTICLE 4

SHARES

4.1	Registers of Holders

(a)

Upon the exchange of the Corporation Affected Preference Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Affected Preference Shares and will be deemed to be added to the registers of holders of Corporation Class C Shares or Corporation Class D Shares, as applicable, as the holder of the number of Corporation Class C Shares or Corporation Class D Shares, respectively, issued to such Corporation Affected Preference Shareholder. Upon the cancellation of the Corporation Affected Preference Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class C Shares and Corporation Class D Shares.

(b)

Upon the exchange of the Corporation Class A Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class A Shares and will be deemed to be added to the registers of holders of Corporation New Class A Shares and Butterfly Class A Shares as the holder of the number of Corporation New Class A Shares and Butterfly Class A Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class A Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class A Shares.

(c)

Upon the exchange of the Corporation Class B Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class B Shares and will be deemed to be added to the registers of holders of Corporation New Class B Shares and Butterfly Class B Shares as the holder of the number of Corporation New Class B Shares and Butterfly Class B Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class B Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class B Shares.

(d)

Upon the exchange of the Corporation Class C Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class C Shares and will be deemed to be added to the registers of holders of Corporation New Class C Shares and Butterfly Class C Shares as the holder of the number of Corporation New Class C Shares and Butterfly Class C Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class C Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class C Shares.

(e)

Upon the exchange of the Corporation Class D Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of each relevant Corporation Shareholder will be deemed to be removed from the register of holders of Corporation Class D Shares and will be deemed to be added to the registers of holders of Corporation New Class D Shares and Butterfly Class D Shares as the holder of the number of Corporation New Class D Shares and Butterfly Class D Shares, respectively, issued to such Corporation Shareholder. Upon the cancellation of the Corporation Class D Shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the register of holders of Corporation Class D Shares.

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(f)	Upon the exchange of the Butterfly Shares pursuant to subsection 3.1(j) of this Plan of Arrangement:

(i)

the name of each relevant holder of Butterfly Class A Shares, Butterfly Class C Shares and Butterfly Class D Shares will be deemed to be removed from the registers of holders of Butterfly Class A Shares, Butterfly Class C Shares and Butterfly Class D Shares, respectively, and will be deemed to be added to the register of holders of Manager Class A Shares and, if applicable, Manager Special Limited Voting Shares as the holder of the number of Manager Class A Shares and, if applicable, Manager Special Limited Voting Shares issued to such holder of Butterfly Shares;

(ii)

the name of each relevant holder of Butterfly Class B Shares will be deemed to be removed from the register of holders of Butterfly Class B Shares and will be deemed to be added to the register of holders of Manager Class B Shares as the holder of the number of Manager Class B Shares issued to such holder of Butterfly Class B Shares; and

(iii)

the Manager will be deemed to be added to the registers of holders of Butterfly Shares as the holder of the number of Butterfly Shares received on the exchange by the Manager pursuant to subsection 3.1(j) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(g)

Upon the transfer of the Spin-off Distribution Property to Subco pursuant to subsection 3.1(1) of this Plan of Arrangement: (i) the register of holders of Asset Management Company Shares will be deemed to be revised to reflect the decrease in the number of Asset Management Company Shares owned by the Corporation as a result of the transfer, (ii) Subco will be deemed to be recorded as the registered holder of the Asset Management Company Shares so transferred on the register of holders of Asset Management Company Shares and will be deemed to be the legal and beneficial owner thereof, and (iii) the Corporation will be deemed to be added to the register of holders of Subco Shares as the holder of the number of Subco Shares issued to the Corporation pursuant to subsection 3.1(1) of this Plan of Arrangement.

(h)

Upon the purchase for cancellation of the Subco Shares pursuant to subsection 3.1(m) of this Plan of Arrangement, the Corporation will be deemed to be removed from the register of holders of Subco Shares and appropriate entries will be made in the register of holders of Subco Shares.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(i)

Upon the wind up of Subco pursuant to subsection 3.1(n) of this Plan of Arrangement, Subco will be deemed to be removed from the register of holders of Asset Management Company Shares, the Manager will be deemed to be recorded as the registered holder of the Asset Management Company Shares and will be deemed to be the legal and beneficial owner thereof and appropriate entries will be made in the register of holders of Asset Management Company Shares.

(j)

Upon the purchase for cancellation of the Butterfly Shares pursuant to subsection 3.1(o) of this Plan of Arrangement, the Manager will be deemed to be removed from the registers of holders of Butterfly Shares and appropriate entries will be made in the register of holders of Butterfly Shares.

(k)	Upon the conversions of Corporation New Shares pursuant to subsection 3.1(q) of this Plan of Arrangement:

(i)

the name of each relevant holder of Corporation New Class A Shares will be deemed to be removed from the register of holders of Corporation New Class A Shares and will be deemed to be added to the register of holders of Corporation Class A Shares as the holder of the number of Corporation Class A Shares received on the conversion by such Corporation Shareholder;

(ii)

the name of each relevant holder of Corporation New Class B Shares will be deemed to be removed from the register of holders of Corporation New Class B Shares and will be deemed to be added to the register of holders of Corporation Class B Shares as the holder of the number of Corporation Class B Shares received on the conversion by such Corporation Shareholder;

(iii)

the name of each relevant holder of Corporation New Class C Shares will be deemed to be removed from the register of holders of Corporation New Class C Shares and will be deemed to be added to the register of holders of Corporation Class C Shares as the holder of the number of Corporation Class C Shares received on the conversion by such Corporation Shareholder;

(iv)

the name of each relevant holder of Corporation New Class D Shares will be deemed to be removed from the register of holders of Corporation New Class D Shares and will be deemed to be added to the register of holders of Corporation Class D Shares as the holder of the number of Corporation Class D Shares received on the conversion by such Corporation Shareholder.

(1)

Upon the conversion of Corporation Class C Shares pursuant to subsection 3.1(s) of this Plan of Arrangement the name of each relevant holder of Corporation Class C Shares will be deemed to be removed from the register of holders of Corporation Class C Shares and will be deemed to be added to the register of holders of Corporation Series 51 Shares as the holder of the number of Corporation Series 51 Shares received on the conversion by such Corporation Shareholder.

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(m)

Upon the conversion of Corporation Class D Shares pursuant to subsection 3.1(t) of this Plan of Arrangement the name of each relevant holder of Corporation Class D Shares will be deemed to be removed from the register of holders of Corporation Class D Shares and will be deemed to be added to the register of holders of Corporation Series 52 Shares as the holder of the number of Corporation Series 52 Shares received on the conversion by such Corporation Shareholder.

(n)

Upon the conversion of the Manager Special Limited Voting Shares pursuant to subsection 3.1(v) of this Plan of Arrangement, the name of each relevant holder of Manager Special Limited Voting Shares will be deemed to be removed from the register of holders of Manager Special Limited Voting Shares and will be deemed to be added to the register of holders of Manager Class A Shares as the holder of the number of Manager Special Limited Voting Shares so converted.

4.2	Deemed Fully Paid and Non-Assessable Shares

All Corporation Class A Shares, Corporation Class B Shares, Corporation Class C Shares, Corporation Class D Shares, Corporation Series 51 Shares, Corporation Series 52 Shares, Corporation New Class A Shares, Corporation New Class B Shares, Corporation New Class C Shares, Corporation New Class D Shares, Butterfly Class A Shares, Butterfly Class B Shares Butterfly Class C Shares and Butterfly Class D Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of DRS Statements

No new certificates will be issued in respect of the Corporation Class A Shares or Corporation Class B Shares. As soon as practicable following the Effective Time:

(a)

the Transfer Agent will deliver to each Registered Shareholder of Corporation Class A Shares at the close of business on the Distribution Record Date DRS statements representing the Manager Class A Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement;

(b)

the Transfer Agent will deliver to each Registered Shareholder of Corporation Class B Shares at the close of business on the Distribution Record Date DRS statements representing the Manager Class B Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement;

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Toronto Superior Court of Justice / Cour supérieure de justice

(c)

upon surrender to the Depositary for cancellation of a certificate and/or DRS statement which immediately prior to the Effective Time represented outstanding Corporation Affected Preference Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary or the Corporation may reasonably require, the Corporation Shareholders represented by such surrendered certificate and/or DRS statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, DRS statement(s) representing the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares; and

(d)

until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Corporation Affected Preference Shares shall be deemed after the Effective Time to represent only the right to receive the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement, together with a check representing the dividends payable under Section 3.1(b) and, if applicable, a check in lieu of any fractional shares. Any such certificate or DRS advice formerly representing Corporation Affected Preference Shares not duly surrendered on or before the fifth (5th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Corporation Affected Preference Shares of any kind or nature against or in the Corporation. On such date, the Manager Class A Shares to which such former holder was entitled shall be deemed to have been surrendered to the Manager, or as directed by the Manager, and the Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such former holder was entitled shall be deemed to have been surrendered to the Corporation, or as directed by the Corporation, in each case by the Depositary for no consideration.

(e)

Such DRS statements will be sent by first class mail to the most recent address of the Corporation Shareholder on the lists of Registered Shareholders maintained by the Transfer Agent in respect of the Corporation Class A Shares, Corporation Class B Shares and Corporation Affected Preference Shares, as the case may be.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Corporation Affected Preference Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the (i) Manager Class A Shares and (ii) Corporation Series 51 Shares and/or Corporation Series 52 Shares to which such Corporation Shareholder is entitled pursuant to the Arrangement and in accordance with such holder’s duly completed and executed Letter of Transmittal, together with a check representing the dividends payable under Section 3.1(b) and,

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if applicable, a check in lieu of any fractional shares. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom such Manager Class A Shares, Corporation Series 51 Shares and/or Corporation Series 52 Shares, and cash representing the dividends payable under Section 3.1(b) and, if applicable, any fractional shares are to be delivered shall as a condition precedent to the delivery of such shares and cash, give a bond satisfactory to the Corporation and the Depositary (each acting reasonably) in such sum as the Corporation may direct (acting reasonably), or otherwise indemnify the Corporation in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	No Fractional Shares

In no event shall any Corporation Shareholder be entitled to a fractional Manager Class A Share. Where the aggregate number of Manager Class A Shares to be issued to a Person as consideration under or as a result of this Arrangement would result in a fraction of a share being issuable, in lieu thereof, the holder will receive a cash payment.

5.4	Withholding Rights

Each of the Corporation and the Manager (and their transfer agents on their behalf) shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement such amounts as each of the Corporation and the Manager (and their transfer agents on their behalf) is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with Applicable Law to the appropriate Governmental Authority.

5.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

5.6	Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall apply to any and all Corporation Class A Shares, Corporation Class B Shares, Corporation Class A Preference Shares, Series 17, Corporation Class A Preference Shares, Series 18, Corporation Affected Preference Shares, Corporation Options, Corporation DSUs, Corporation Escrowed Shares and Corporation RSUs issued prior to the Effective Time;

(b)

the rights and obligations of the Registered Shareholders, holders of Corporation Options, holders of Corporation DSUs, holders of Corporation Escrowed Shares, holders of Corporation RSUs, the Corporation, Subco, the Manager and any transfer agent or other depositary of the Corporation and the Manager, shall be solely as provided for in this Plan of Arrangement; and

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(c)

all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Corporation Class A Shares, Corporation Class B Shares, Corporation Affected Preference Shares, Corporation Options, Corporation DSUs, Corporation Escrowed Shares or Corporation RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Corporation reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Corporation Shareholders or former Corporation Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting, with or without any other prior notice or communication (other than as may be required under the Interim Order), and, if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of the Corporation and the Manager; (ii) it is filed with the Court; and (iii) if required by the Court, it is approved by the Corporation Shareholders voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Corporation, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Corporation Shareholder.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

Electronically issued / Délivré par voie électronique : 15-Nov-2022	Court File No./N° du dossier du greffe : CV-22-00686448-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990 c. B. 16, AS AMENDED	Court File No. CV-22-00686448-0(

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING

BROOKFIELD ASSET MANAGEMENT INC.
BROOKFIELD ASSET MANAGEMENT INC.

Applicant
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST

Proceeding commenced at TORONTO
ORDER (ARRANGEMENT APPROVAL, NOVEMBER 14, 2022)

TORYS LLP 79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, ON M5K 1N2

Andrew Gray (LSO #: 46626V) Tel: 416.865.7630 agray@torys.com

Alexandra Shelley (LSO #: 68903F) Tel: 416.865.8161 ashelley@torys.com

Lawyers for the Applicant, Brookfield Asset Management Inc.